

TRANSCONTINENTAL REALTY INVESTORS, INC.





08043605





Annual Report

2007





Future



Company Profile

Transcontinental Realty Investors, Inc. ("TCI" or "the Company") is an externally advised real estate investment company that owns a diverse portfolio of residential apartment communities, office buildings, hotels and other commercial properties. TCI has a preeminent track record as a developer, completing the construction of 39 apartment properties comprising of almost 8,940 units since 2001. In addition, TCI also owns a high-quality portfolio of land held for future development and continues to invest in well-located land tracts in high-growth markets primarily in Texas. The Company currently owns approximately 11,600 units in 61 residential apartment communities, 24 commercial properties comprising over 4.8 million rentable square feet and four hotels. In addition, TCI owns over 6,000 acres of land held for development and currently has over 3,200 apartment units in 19 projects under construction.

Transcontinental Realty Investors, Inc. is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange under the symbol "TCI". Prime Income Asset Management, LLC ("Prime") is the Company's external advisor. Regis Property Management, LLC, an affiliate of Prime, manages the Company's commercial properties. Regis Hotel I, LLC, another Prime affiliate, manages the Company's hotel investments. TCI engages various third-party companies to lease and manage its apartment properties. American Realty Investors, Inc. owns approximately 82 percent of the Company's common stock (NYSE: ARL).

Contents

 APARTMENTS  HOTELS  COMMERCIAL PROPERTIES

Amarillo

Midland
Odessa

D/FW

El Paso

Longview
Tyler

East
Texas

Greater
Houston

Central
Texas

Mercer Crossing

Commencing this year is a $100 million infrastructure construction program which will make Mercer Crossing ready for several eminent developments in addition to the already 3 million square feet of existing office space.

Pictured is the recently completed Portofino at Mercer Crossing with 220 residential apartment units and four retail storefronts developed by Dallas-based Icon Partners.


Portofino

Transcontinental Realty Investors, Inc.
2007 Letter to Shareholders

To Our Shareholders:

In 2007, Transcontinental Realty Investors experienced a year of accomplishments. Our net income applicable to common shareholders increased by over 200% to $10.2 million for the twelve months ended December 31, 2007. This was accomplished through the focused management of our operating properties, and the strategic sale of land and certain assets that in our opinion had met their maximum appreciation. We recorded gains from land sales of $12.0 million and gains from sales of income producing properties of $20.9 million. Our positive cash flow was generated from our operations, sales of land and operating properties, as well as refinancings, and proceeds from new debt. Our balance sheet grew by 22% to $1.5 billion, primarily due to the increase in real estate assets. The acquisition of ParkWest I and ParkWest II for $107.1 million was one of our biggest acquisitions to date.

At December 31, 2007, we had 89 income producing properties consisting of 24 commercial buildings, four hotels, and 61 apartments. The majority of our apartments are located throughout Texas. Our commercial properties are located mainly in Texas and New Orleans. Our hotels are located in Chicago, and we have one hotel in Poland. We hold 6,078 acres of developed and undeveloped land.

We have had a very strong start to 2008. In January 2008, we sold 15 apartment communities; eight which were located in Midland, Texas; five located in Odessa, Texas; one in Longview, Texas; and one in El Paso, Texas for a gain of $71.5 million.

The company is well aware of the challenges that are currently facing the real estate industry however, we believe with the quality of the assets we currently own, our experience in acquiring and disposing of properties and the focus we place on the details of our operations, that the company will have a successful 2008 and beyond.

Our major business segments are divided into commercial properties, apartment complexes, hotels, and Land. Our commercial properties are further broken down by; industrial warehouses, office buildings, and shopping centers. Each of our business segments had its own accomplishments, which I would like to discuss here.

Commercial Portfolio

Our Commercial portfolio saw the purchase of ParkWest I and ParkWest II, located in Dallas, Texas, a 627,000 and a 697,000 square foot office building, respectively. We have 4.8 million square feet of leasable office space. Our commercial property portfolio had earnings, excluding depreciation, of $4.5 million in 2007 as compared to $3.5 million in 2006. The increase is principally due our acquisition of the ParkWest I & II buildings. We anticipate that our income from our commercial portfolio will steadily increase through aggressive leasing, and the growth of our portfolio.

(continued)

Apartment Portfolios

There has been a lot of activity within our apartment portfolio. We continue to develop new apartment complexes to meet the increased demands for affordable quality living. We acquire and develop apartment communities to maximize their value and appreciation. We sell apartments within our portfolio when we believe that they have met their maximum appreciation. We have 19 apartment projects currently in various stages of development, which will total 3,252 units when completed. In 2007, we completed the construction of two apartment complexes located in Dallas, Texas, the Portofino and the Laguna Vista apartments, a 224 and 206 unit complex, respectively. These apartments are currently being leased up. We sold four apartments during the year for a gain of $12.1 million. Our apartment portfolio had earnings, excluding depreciation, of $392,000 in 2007 as compared to a loss of ($1.3 million) in 2006.

Hotel Portfolio

Our hotel portfolio had earnings, excluding depreciation, of $1.1 million in 2006 as compared to a loss, excluding depreciation, of ($96,000) in 2007. Subsequent to year-end, we sold three of our hotels, recording a gain of $18.5 million. We are continuing to evaluate our properties in this portfolio as well as considering new sites and or locations.

Land

We continue to develop our land holdings. Mercer Crossing, located in Dallas, Texas, is one of our largest projects. In addition, we have multiple and various ongoing land development projects in the cities of Dallas and Austin, Texas.

Outlook for 2008

For 2008, we will continue to grow our pipeline of apartment developments, concentrating primarily on opportunities in Texas and in the Southeast. We believe that more stringent underwriting practices for residential mortgages will positively impact the demand for well-located apartment communities.

Within our commercial portfolio, we intend to improve occupancy and cash flow by aggressively seeking tenants for available space and will endeavor to improve our retention of existing tenants as their leases expire; however, additional investment in tenant allowances along with a moderate level of rental concessions will likely be required in order to achieve desirable results.

We anticipate making significant progress on our Mercer Crossing project. We will continue to acquire land for future development where we have a specific investment strategy or anticipate a particular development opportunity, or where the acquisition is part of a larger assembly. We will also continue to sell a portion of our land holdings where we have concluded that development opportunities for us are not economically viable, and where we can realize satisfactory gains to offset our land carrying costs.



Danny Moos
President and Chief Operating Officer

Financial Highlights

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
EARNINGS DATA					
Total operating Revenues	$ 134,490	$ 105,421	$ 81,630	$ 17,819	$ 13,501
Total operating Expenses	123,744	97,586	76,916	45,993	22,328
Operating (loss)/income	10,746	7,835	4,714	(28,174)	(8,827)
Other income (expense)	(31,579)	(25,836)	(30,845)	(7,280)	(3,679)
Loss before gain on real estate sales, minority interest, and equity in earnings of investees	(20,833)	(18,001)	(26,131)	(35,454)	(12,506)
Gain on land sales	11,956	11,421	7,702	7,110	1,641
Minority interest	50	393	(112)	(1,194)	2,230
Equity in income (loss) of investees	1,502	890	968	(1,497)	(4,291)
Income tax benefit	8,250	5,533	9,049	19,159	4,760
Net income (loss) from continuing operations	925	236	(8,524)	(11,876)	(8,166)
Net income (loss) from discontinued operations	10,186	3,270	17,593	35,582	8,839
Net income (loss)	11,111	3,506	9,069	23,706	673
Preferred dividend requirement	(925)	(210)	(210)	(210)	(126)
Income (loss) applicable to common shares	$ 10,186	$ 3,296	$ 8,859	$ 23,496	$ 547
PER SHARE DATA					
Basic earnings per share	-	-	-	-	-
Net income (loss) from continuing operations	0.00	0.01	(1.11)	(1.50)	(1.03)
Net income (loss) from discontinued operations	1.28	0.41	2.23	4.41	1.10
Net income (loss) applicable to common shares	$ 1.28	$ 0.42	$ 1.12	$ 2.91	$ 0.07
Weighted average shares outstanding - Basic	7,953,676	7,900,869	7,900,869	8,082,854	8,078,108
Weighted average shares outstanding - Diluted	8,188,602	8,180,401	7,900,869	8,082,854	8,078,108
Diluted Earnings per share					
Net Income (loss) from continuing operations	0.00	0.00	(1.11)	(1.50)	(1.03)
Net Income (loss) from discontinued operations	1.24	0.40	2.23	4.41	1.10
Net Income (loss) applicable to common shares	$ 1.24	$ 0.40	$ 1.12	$ 2.91	$ 0.07
Weighted Average shares outstanding Basic	7,953,676	7,900,869	7,900,869	8,082,854	8,078,108
Weighted Average shares outstanding Diluted	8,188,602	8,180,401	7,900,869	8,082,854	8,078,108
BALANCE SHEET DATA					
Real estate, net	$ 1,230,545	$ 992,454	$ 833,885	$ 658,300	$ 641,022
Real estate held for sale	69,561	54,935	40,446	49,878	61,457
Real estate subject to sales contract	64,320	66,027	68,738	70,350	79,848
Notes and interest receivable, net	34,677	39,566	64,818	56,630	30,741
Total assets	1,521,189	1,250,167	1,089,079	920,311	882,784
Notes and interest payable	1,002,323	799,069	657,481	644,071	626,465
Stock-secured notes payable	17,546	22,452	22,549	18,663	21,194
Stockholder's equity	285,481	265,929	251,179	240,519	221,758
Book value per share	$ 35.89	$ 32.01	$ 31.41	$ 30.06	$ 26.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-09240

Transcontinental Realty Investors, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**95-6565852**
(State or other jurisdiction of Incorporation or organization)	(IRS Employer Identification Number)
1800 Valley View Lane, Suite 300 Dallas, Texas	**75234**
(Address of principal executive offices)	(Zip Code)

(469) 522-4200

Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☐ **Accelerated filer** ☐ **Non-accelerated filer** ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common Stock on the New York Stock Exchange as of June 29, 2007 (the last business day of the Registrant's most recently completed second fiscal quarter) was $23,437,091 based upon a total of 1,385,990 shares held as of June 29, 2007 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 20, 2008, there were 8,074,467 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. Commission File No. 001-14784

Consolidated Financial Statements of American Realty Investors, Inc. Commission File No. 001-15663

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described under ITEM 1A. Risk Factors.

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "we," "us," "our," "the Company" or "TCI" refer to Transcontinental Realty Investors, Inc. a Nevada corporation. TCI is the successor to a California business trust that was organized on September 6, 1983 and commenced operations on January 31, 1984. On November 30, 1999, TCI acquired all of the outstanding shares of beneficial interest of Continental Mortgage and Equity Trust ("CMET"), a real estate company, in a tax-free exchange of shares, issuing 1.181 shares of its Common Stock for each outstanding CMET share. Prior to January 1, 2000, TCI elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). During the third quarter of 2000, due to a concentration of ownership TCI no longer met the requirement for tax treatment as a REIT. Effective March 31, 2003, TCI financial results were consolidated in the American Realty Investors, Inc. ("ARI") Form 10-K and related consolidated financial statements. As of December 31, 2007, ARI through subsidiaries owned 82.2% of the outstanding TCI common shares.

TCI's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of TCI and for setting the strategic policies that guide the Company. The Board of Directors has delegated the day-to-day management of the Company to Prime Income Asset Management, LLC ("Prime") under a written advisory agreement that is reviewed annually by TCI's Board of Directors.

TCI's contractual advisor is Prime Income Asset Management, LLC, a Nevada limited liability Company ("Prime") the sole member of which is Prime Income Asset Management, Inc. a Nevada corporation ("PIAMI"). PIAMI is owned by Realty Advisors, Inc. (80%) and Syntek West, Inc. ("SWI") (20%). SWI is owned by Gene E. Phillips, Realty Advisors, Inc. is owned by a trust for the benefit of the children of Gene E. Phillips (the "Trust"), Gene E. Phillips is an officer and director of SWI and serves as a representative of the Trust. While Mr. Phillips is not an officer or director of TCI, he does periodically consult with the executive officers and directors of TCI rendering advice and input with respect to investment decisions affecting TCI.

Prime's duties include but are not limited to locating, evaluating and recommending real estate and real estate-related investment opportunities. Prime also arranges, for TCI's benefit, debt and equity financing with third party lenders and investors. Prime is compensated by TCI under an advisory agreement that is more fully described in Part III, Item 10, "Directors, Executive Officers and Corporate Governance".

Prime also serves as advisor to American Realty Investors, Inc. (ARI). The directors of TCI are also directors of ARI. Certain officers of TCI also serve as officers of ARI, Basic Capital Management (BCM) and

Prime. As of December 31, 2007, TCI owned approximately 24% of Income Opportunity Realty Investors, Inc. ("IORI") outstanding shares of common stock. ARI owns approximately 80.2% of the outstanding shares of TCI's common stock.

For more than the past three years, Triad Realty Services, LP. ("Triad") an affiliate of Prime has provided property management services to TCI. Triad subcontracts with other entities for the provision of property-level management services to TCI. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings LLC ("HRSHLLC"). ("Highland"). Triad subcontracts the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), which is owned by HRSHLLC. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. Since January 1, 2003, Regis Hotel I, LLC, has managed our hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC. See ITEM 10. "Directors, Executive Officers and Corporate Governance."

TCI has no employees. Employees of Prime render services to TCI in accordance with the terms of the Advisory Agreement dated October 1, 2003.

Our primary business is the acquisition, development and ownership of income-producing residential, hotel and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents; leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies; leasing trade show and exhibit space to temporary as well as long-term tenants; and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2007, our income-producing properties consisted of:

- 4.8 million rentable square feet of commercial properties, including 15 office buildings, 6 industrial properties, 3 retail properties
- 61 residential apartment communities comprising almost 11,593 units
- 4 hotels comprising 317 rooms

Subsequent to the year ended, we purchased and sold various properties. See NOTE 22 Subsequent Events.

The following table sets forth the location of our real estate held for investment (income-producing properties only) by asset type as of December 31, 2007:

	Apartments		Commercial		Hotels	
Location	**No.**	**Units**	**No.**	**SF**	**No.**	**Rooms**
Greater Dallas-Ft. Worth, TX	17	3,605	10	2,445,226	—	—
Greater Houston, TX	8	2,126	—	—	—	—
Midland-Odessa, TX	14	2,217	—	—	—	—
San Antonio, TX	5	1,332	1	101,500	—	—
Other Texas	6	1,193	—	—	—	—
Mississippi	6	328	—	—	—	—
Arkansas	3	428	—	—	—	—
Tennesse	—	—	1	41,340	—	—
New Orleans, LA	—	—	6	1,369,388	—	—
Denver, CO	—	—	1	74,816	—	—
Fresno, CA	—	—	—	—	—	—
Chicago, IL	—	—	—	—	3	152
Other	2	364	5	777,973	1	165
Totals	**61**	**11,593**	**24**	**4,810,243**	**4**	**317**

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We partner with various third-party development companies to construct residential apartment communities. The third-party developer typically holds a general partner as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring and a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

At December 31, 2007, our apartment projects in development included:

Property	Location	No. of Units	Costs to Date	Total Projected Costs
Bolivar Homes	Cleveland, MS	65	$ 5,273	$ 8,613
Broadway Estates	Greenville, MS	104	4,385	8,362
Dorado Ranch	Odessa, TX	224	2,690	19,137
Huntington Ridge—Desoto	Desoto, TX	198	13,691	17,873
Lakeview @ Pecan Creek/Preserve	Denton, TX	192	5,296	18,008
Lincoln Estate I	Leake County, MS	55	1,536	7,708
Longfellow Arms	Longview, TX	216	12,684	16,672
Mansions of Mansfield	Mansfield, TX	208	5,618	18,687
Mason Park	Houston, TX	312	14,436	23,018
Northside of Travis	Sherman, TX	200	2,078	16,999
Parc at Rogers	Rogers, AR	250	22,205	24,192
Parc at Clarksville	Clarksville, TN	168	14,291	14,291
Parkway Place	Greenwood, MS	65	1,369	16,999
Pecan Pointe	Temple, TX	232	17,643	19,526
Portafino—Lago Vista	Farmer's Branch, TX	212	20,078	26,450
Sunflower Estates	Indianola, MS	65	4,266	8,435
Yazoo Estates	Yazoo City, MS	96	4,101	8,351
Castleglen	Garland, TX	150	760	11,380
Pioneer Crossing	Austin, TX	240	814	22,000
Total		3,252	$153,214	$306,701

TCI has formed a number of joint ventures with Icon Partners, LLC ("Icon") to develop various residential, commercial and mixed-use projects. TCI typically owns 75 percent of these joint ventures, arranges for and guarantees all debt financing and provides all required equity capital. The terms of the joint ventures also allow our subsidiary to receive its cumulative investment plus a preferred return before Icon receives any equity distribution. Icon provides various development and project management services to the joint ventures and is paid monthly developer fees for those services. We include these joint ventures in the Company's consolidated financial statements and record a minority interest for Icon's equity in the venture.

We have made substantial investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2007 our investments in undeveloped and partially developed land consisted of the following:

Property	Location	Date(s) Acquired	Acres	Cost	Primary Intended Use
Mercer Crossing	Dallas, TX	1996-2007	335	$108,230	Mixed use
Pioneer Crossing	Austin, TX	1997-2005	17	33,935	Multi-family residential
Circle C Ranch	Austin, TX	2006	1,092	32,669	Single-family residential
McKinney Ranch	Dallas, TX	1997-2005	306	26,385	Mixed use
Las Colinas Multi-Tracts	Dallas, TX	1995-2006	277	23,238	Commercial
Dallas North Tollway	Dallas, TX	2006	17	15,905	Commercial
Mandhal Bay	St. Thomas, USVI	2005	91	14,710	Single-family residential
Kaufman County	Dallas, TX	2000-2005	2,633	13,001	Single-family residential
Waco Multi-Tracts	Waco, TX	2005-2006	545	5,469	Single-family residential
Meloy Portage	Kent, OH	2004	53	5,119	Multi-family residential
Jackson Convention Center	Jackson, MS	2007	2	3,848	Mixed use
Beltline-Geller Road	Dallas, TX	2007	379	2,888	Commercial
Subtotal			5,747	285,397	
Other land holdings	Various	1990-2007	331	48,714	Various
Total land holdings			6,078	$334,111	

In addition, we have a 24.0% interest in Income Opportunity Realty Investors, Inc. ("IORI"), a publicly held real estate company, a 5% interest in Garden Centura, L.P., and various other interests in real estate entities including joint ventures. We use the equity method to account for these investments unless we consider them to qualify as variable interest entities (VIE's) in which case they are fully consolidated.

Transactions during 2007

Land and income producing properties acquired during 2007 consisted of:

Property	Acres/ SF/Units		Location	Property Type/ Intended Use	Date Acquired	Purchase Price	Debt Incurred	Annual Interest Rate	Fixed/ Variable	Maturity Date
Income-Producing Properties:										
Buildings:										
Parkwest I	383,000	SF	Dallas, TX	Office	Jan-07	$ 39,350	$ 35,000	6.06%	Fixed	Jan-09
Parkwest II	708,000	SF	Dallas, TX	Office	Jan-07	67,750	62,000	9.32%		Jan-13
Subtotal						107,100	97,000			
Apartment(s):										
Thornwood	109	Units	Midland, TX	Multi-family residential		1,896	1,638		Prime +1	May-08
Subtotal						1,896	1,638			
Land:										
Keller Springs	6	Acres	Dallas, TX	Multi-family residential	Jan-07	2,526	2,021	8.25%	Prime + 100 bps	Feb-08
Audubon Terrace	29	Acres	Natchez, MS	Multi-family residential	Mar-07	200	—			
Audubon Terrace	19	Acres	Addams County, MS	Multi-family residential	Mar-07	85	—			
Waco 151	151	Acres	Waco, TX	Single-family residential	Apr-07	2,000	2,106	8.25%	Prime + 100 bps	Apr-10
Ocean Estates	0	Acres	Dallas, TX	Multi-family residential	Oct-07	1,350	—	NA	NA	NA
Hines Meridian	40	Acres	Dallas, TX	Commercial	May-07	7,900	5,000	9.25%	Fixed	Jun-10
Rochelle I	10	Acres	Irving, TX	Commercial		6,970	5,663		Prime + 100 bps	May-08
William Sprowles	2.4	Acres	Dallas, TX	Commercial	Jun-07	1,210	—	NA	NA	NA
Jackson Convention Center	2	Acres	Jackson, MS	Mixed use	Jul-07	3,650	—	NA	NA	NA
Dorado Ranch	11	Acres	Odessa, TX	Multi-family residential	Jul-07	719	467			
Austin Landing	11	Acres	Sherman, TX	Multi-family residential	Oct-07	902	950	5.35%		Feb-08
Denham Springs	16	Acres	Denham Springs, LA	Multi-family residential	Oct-07	1,275	893	7.75%		Jul-08
Subtotal						28,787	17,100			
Total						$137,783	$115,738			

Significant Real Estate Acquisitions / Dispositions and Financings

The highlights of the twelve months ended December 31, 2007 included the following:

On January 1, 2007, we obtained a $7.0 million loan secured by 109 acres of land in Farmers Branch, Texas known as the Manhattan land. We received $6.6 million in cash after paying closing costs.

On January 17, 2007, we refinanced the existing $3.6 million mortgage on City Suites Hotel in Chicago, Illinois for a new note of $7.3 million. We received $3.3 million in cash after paying down the existing debt and closing costs.

On January 19, 2007, we acquired a 383,114 and a 707,599 square foot office building in Farmers Branch, Texas known as Park West I and Park West II, respectively and a 4.7 acre tract of undeveloped land at an aggregate purchase price of $107.1 million. The acquisition was financed with $10.1 million in cash and $97.0 million in new debt. Two separate notes were obtained on this acquisition; a $35.0 million note which accrues interest at 6.06% maturing January 2009 and a $62.0 million note which accrues interest at a variable rate (currently 9.32%) maturing January 2013.

On February 16, 2007, we sold the Bluffs at Vista Ridge a 272 unit apartment complex in Lewisville, Texas for $24.6 million. The proceeds were used to pay down the existing mortgage of $15.5 million receiving $9.1 million in cash. A gain of $3.6 million was recorded on this sale.

On March 5, 2007, we refinanced the existing $3.1 million and $3.4 million mortgage on the Majestic Hotel and Willows Hotels with a new note for $6.0 million and $5.2 million, respectively with a single lender. We received cash in aggregate of $4.4 million after pay off of existing notes and closing costs. The Hotels are located in Chicago, IL, the Majestic is a 55 room hotel and the Willows is a 52 room Hotel. The notes accrue interest at 7.76% and mature March in 2010. On May 8, 2007, we acquired 40.1 acres of land in Las Colinas, Texas known as Hines Meridian for $7.9 million. The purchase was financed with $2.9 million in cash and a note payable of $5.0 million. The note accrues interest at 9.25% and matures in June 2010.

On June 6, 2007, we refinanced $12.4 million in existing mortgages with a single commercial lender. The mortgages relate to eight different apartment complexes; Arbor Pointe, Courtyard, Coventry Point, Fountains at Waterford, Southgate, Sunchase, Thornwood, and Westwood Square Apartments totaling 1,287 units, located throughout Midland and Odessa, Texas. The new loans total $33.2 million. We received $16.0 million in cash after paying down property debt and defeasance costs totaling $4.1 million. The notes accrue interest at 7.03% and mature in July 2037. All eight of these apartments were sold, subsequent to year end.

On July 27, 2007, we sold the Forum Office Building in Richmond, Virginia, a 79,791 square foot commercial building, for $9.4 million, recording a $3.4 million gain on sale. We received $3.1 million in cash after paying off the $5.9 million mortgage and $400,000 in closing costs.

On August 30, 2007, we refinanced the existing $13.1 million mortgage on the Amoco building, a 378,895 square foot commercial building located in New Orleans, LA, with a new note for $19.5 million receiving $4.6 million in cash after paying closing costs, accrued interest and fees. The new note accrues interest at LIBOR plus 400 points, currently 8.1%. The note is payable in monthly payments of interest only through September 1, 2008 at which time all accrued and unpaid interest and outstanding principal or due. The note contains a provision to extend the maturity date to September 1, 2010 with an increase in the interest rate of LIBOR plus 425 points for the first extension and LIBOR plus 450 basis points for the second extension.

On September 27, 2007, we sold 2.2 acres of land in Dallas Texas, known as the West End Land, for $6.5 million, recording a gain of $3.8 million. We received $2.3 million in cash after paying off the existing debt of $3.8 million.

On September 28, 2007, we refinanced three existing mortgages totaling $32.7 million on three apartment complexes: Limestone Ranch, Limestone Canyon, and Tivoli, located through Texas with a single lender for a new note of $38.7 million. We received $3.5 million in cash after paying down the existing debt and $2.5 million in closing costs.

On October 4, 2007, we sold the El Chaparral Apartments, a 190 unit community complex, in San Antonio, Texas for $5.5 million, recording a gain of $3.9 million on the sale. We received $1.0 million in cash after paying off the $3.9 million mortgage and $600,000 in closing costs and commissions.

On November 30, 2007, we sold 36 Acres of undeveloped land known as Folsom Land to our parent company, American Realty Investors, Inc., for $12.7 million, recording a deferred gain on sale of $10.5 million. We received $7.4 million in cash and provided $5.3 million in seller financing.

On November 30, 2007, two affiliated entities transferred to us, in two separate transactions, a $12.0 million note from an individual lender. Of that amount, we booked $2.0 million from our parent company, American Realty Investors, Inc., and $10.0 million from our advisor, Prime. The transfer was made in consideration of an affiliated receivable with the two entities. The note is payable in monthly installments of interest only. The note accrues interest at 12.5%, and was paid in full subsequent to year end.

On December 12, 2007, we refinanced the existing $7.8 million note on 80.6 acres of land in McKinney, Texas known as McKinney Ranch Land with a new note for $8.0 million with a commercial lender. We received approximately $2,600 in cash after pay off of the existing debt and closing costs. The new note is payable in monthly installments of interest only. The note accrues interest at prime plus 2.5%, which was 10% at December 31, 2007. The principal and all unpaid and accrued interest are due and payable on maturity, December 1, 2010.

On December 19, 2007, we sold the Harpers Ferry apartments, a 122 unit complex, in Lafayette, Louisiana for $5.5 million, recording a gain on sale of $3.6 million. We received $1.6 million in cash after pay off of the existing $3.0 million mortgage, $500,000 in early payment penalties and $400,000 in closing costs.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties, hotels, and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably-priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by an ARI subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through non-recourse mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as hotels, apartments, and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by ARI directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and TCI competes with numerous companies engaged in real estate activities (including certain entities described in ITEM 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than TCI. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. With respect to hotels, competition is also based upon the market served, i.e., transient, commercial, or group users. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also ITEM 1A. "Risk Factors."

To the extent that TCI seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where TCI's properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in ITEM 13. "Certain Relationships and Related Transactions, and Director Independence," the officers and directors of TCI serve as officers and directors of ARI, the officers of TCI serve as the officers of IORI and one director of TCI is also a director of IORI. Both ARI and IORI have business objectives similar to TCI's. TCI's officers and directors owe fiduciary duties to both IORI and ARI as well as to TCI under applicable law. In determining whether a particular investment opportunity will be allocated to TCI, IORI, or ARI, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in ITEM 13. "Certain Relationships and Related Transactions, and Director Independence," TCI competes with affiliates of Prime having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Prime has informed TCI that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions revolving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

TCI maintains an internet site at *http://www.transconrealty-invest.com*. TCI has available through its website free of charge Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, the Company has posted the charters for our Audit Committee, Compensation Committee and Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on the website. These charters and principles are not incorporated in this Report by reference. TCI will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common stockholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this Report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located;
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on its ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;
- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;
- we may expend funds on and devote management's time to projects which will not be completed;
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;

- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the Southwestern, Southeastern, and Midwestern United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2007 of approximately $1.0 billion. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of its capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general;
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of its debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of its outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt.

If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt, which we must maintain. our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee and the Company's obligation to pay interest on this financing continues until the rental project is completed, leased up and permanent financing is obtained, or the for sale project is sold or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. we may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

The Company intends to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;

- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;
- the Company may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs;
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the Southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control;
- acts of terrorism, and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Real estate investments are illiquid, and the Company may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2007, our portfolio consisted of 89 properties totaling 4.8 million rentable square feet. Our properties consisted of 61 apartments, 4 hotels, and 24 commercial properties consisting of; 15 office buildings, 6 Industrial warehouses, 3 shopping centers. In addition, we own or control 6,078 acres of improved and unimproved land for future development or sale. The table below shows information relating to those properties in which we own or have an ownership interest in.

Property	Location	Units	Occupancy % 2007
Apartments			
Anderson Estates	Oxford, MS	48	98%
Blue Lake Villas	Waxahachie, TX	186	94%
Blue Lake Villas II	Waxahachie, TX	70	94%
Breakwater Bay	Beaumont, TX	176	96%
Bridges on Kinsey	Tyler, TX	232	98%
Capitol Hill	Little Rock, AR	156	94%
Curtis Moore	Greenwood, MS	104	98%
Dakota Arms	Lubbock, TX	208	98%
David Johnson Phase II	Greenwood, MS	32	91%
David Johnson Phase III	Greenwood, MS	40	98%
DeSoto Ranch	DeSoto, TX	248	96%
Fairway View Estates	El Paso, TX	264	93%
Falcon Lakes	Arlington, TX	248	94%
Fountain Lake	Texas City, TX	166	90%
Foxwood	Memphis, TN	220	81%
Heather Creek	Mesquite, TX	200	94%
Kingsland Ranch	Houston, TX	398	92%
Laguna Vista	Dallas, TX	202	92%
Lake Forest	Houston, TX	240	93%
Legends of El Paso	El Paso, TX	240	87%
Limestone Canyon	Austin, TX	260	95%*
Limestone Ranch	Lewisville, TX	252	95%*
Mariposa Villas	Dallas, TX	216	91%
Mission Oaks	San Antonio, TX	228	93%
Monticello Estates	Monticello, AR	32	97%
Mountain Plaza	El Paso, TX	188	98%
Paramount Terrace	Amarillo, TX	181	92%
Parc at Maumelle	Little Rock, AR	240	92%
Parc at Metro	Nashville, TN	144	98%
Quail Oaks	Balch Springs, TX	131	92%
River Oaks	Wylie, TX	180	97%
Riverwalk I	Greenville, MS	32	91%
Riverwalk II	Greenville, MS	72	96%
Sendero Ridge	San Antonio, TX	384	92%*
Spy Glass	Mansfield, TX	256	93%
Stonebridge at City Park	Houston, TX	240	91%
Tivoli	Dallas, TX	190	94%*
Treehouse	Irving, TX	160	91%
Verandas at City View	Fort Worth, TX	314	95%
Vistas at Pinnacle Park	Dallas, TX	332	91%
Vistas at Vance Jackson	San Antonio, TX	240	90%
Wildflower Villas	Temple, TX	220	91%
Willow Creek	El Paso, TX	112	90%
Windsong	Ft. Worth, TX	188	93%
Total Units		8,470	

Property	Location	Sq. Ft.	Occupancy % 2007
Office Buildings			
1010 Common	New Orleans, LA	512,593	76%
217 Rampart	New Orleans, LA	11,913	0%
225 Baronne	New Orleans, LA	422,037	0%
305 Baronne	New Orleans, LA	37,081	48%
600 Las Colinas	Las Colinas, TX	510,841	67%
Amoco	New Orleans, LA	378,895	90%
Eton Square	Tulsa, OK	225,566	90%
Executive Court	Memphis, TN	41,340	0%
Park West I (Browning Place)	Farmers Branch, TX	627,312	100%
Park West (Fenton Centre)	Farmers Branch, TX	696,638	89%
Parkway North	Dallas, TX	69,009	77%
Signature Building	Dallas, TX	58,910	0%
Two Hickory Centre	Farmers Branch, TX	97,117	72%
Westgrove Air Plaza	Addison, TX	79,713	80%
		3,768,965	
Industrial Warehouses			
5360 Tulane	Atlanta, GA	30,000	100%
Addison Hanger	Addison, TX	25,102	100%
Addison Hanger II	Addison, TX	24,000	100%
Clarke Garage	New Orleans, LA	6,869	0%
Encon	Fort Worth, TX	256,584	0%
Space Center	San Antonio, TX	101,500	61%
		444,055	
Shopping Centers			
Bridgeview Plaza	LaCrosse, WI	122,205	92%
Dunes Plaza	Michigan City, IN	220,461	52%
Willowbrook Village	Coldwater, MI	179,741	91%
		522,407	
Total Commerical SqFt.		4,735,427	

Property	Location	Rooms	Occupancy % 2007
Hotels			
Akademia	Wroclaw, Poland	165	77%

Held For Sale

Property	Location	Units	Occupancy % 2007
Apartments			
4400	Midland, TX	92	98%
Arbor Point	Odessa, TX	194	96%
Ashton Way	Midland, TX	178	94%
Autumn Chase	Midland, TX	64	100%
Bay Walk	Galveston, TX	192	91%
Courtyard	Midland, TX	133	96%
Coventry	Midland, TX	120	93%
Fairways	Longview, TX	152	95%
Fountains of Waterford	Midland, TX	172	96%
Hunters Glen	Midland, TX	212	96%
Island Bay	Galveston, TX	458	89%
Marina Landing	Galveston, TX	256	89%
Southgate	Odessa, TX	180	98%
Sunchase	Odessa, TX	300	95%
Thornwood	Odessa, TX	109	95%
Westwood	Odessa, TX	79	94%
Woodview	Odessa, TX	232	96%
Total Units		3,123	

Property	Location	Units	Occupancy % 2007
Office Building			
Lexington Center	Colorado Springs, CO	74,816	24%

Property	Location	Rooms	Occupancy % 2007
Hotels			
City Suites	Chicago, IL	45	66%
The Majestic	Chicago, IL	55	59%
Willows	Chicago, IL	52	58%
Total Rooms		152	

* Properties are subject to sale per the Deposit Method

Lease expirations

The table below shows the lease expirations of the commercial properties over a ten year period.

Year of lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Annualized[1] Contractual Rent Under Expiring Leases	Current Annualized[1] Contractual Rent Under Expiring Leases (p.s.f.)	Percentage of Total Square Feet
2008	535,863	$6,579,940	$12.28	12.5%
2009	443,659	4,962,789	11.19	10.3%
2010	408,045	4,604,748	11.28	9.5%
2011	298,314	4,593,526	15.40	6.9%
2012	293,856	4,595,235	15.64	6.8%
2013	169,124	2,921,130	17.27	3.9%
2014	140,470	2,598,911	18.50	3.3%
2015	42,602	873,946	20.51	1.0%
2016	120,417	1,998,490	16.60	2.8%
2017	309,817	4,831,251	15.59	7.2%
Thereafter	190,369	3,222,584	16.93	4.4%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2007 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

Property	Location	Acres
Land Tracts		
1013 Common	New Orleans, LA	0.41
2301 Valley Branch	Farmers Branch, TX	23.76
Alliance 52	Tarrant County, TX	51.90
Alliance 8	Tarrant County, TX	8.00
Alliance Airport	Tarrant County, TX	12.70
Audubon Terrace	Adams County, MS	48.20
Centura	Farmers Branch, TX	10.08
Circle C Ranch	Austin, TX	1,092.00
Cooks Lane	Ft. Worth, TX	21.90
Creekside Land	Ft Worth, TX	30.00
Crowley Land	Ft Worth, TX	24.90
Dedeaux Road	Gulfport, MS	10.00
Denton	Denton, TX	15.65
Denton-Andrew B	Denton, TX	22.90
Denton-Andrew C	Denton, TX	5.20
Desoto	Desoto, TX	21.90
Diplomat Drive	Farmers Branch, TX	14.40
Dominion	Dallas, TX	11.65
Ewing 8	Addison, TX	16.79
Fiesta	San Angelo, TX	0.70
Forney land	Kaufman County, TX	34.80
Fruitland	Fruitland Park, FL	0.15
Hines Meridan	Las Colinas, TX	36.09
Hollywood Casino	Farmers Branch, TX	28.78
Jackson Multi-Tract	Jackson, MS	1.71
Kaufman Cogen	Kaufman County, TX	2,567.00
Kaufman Taylor	Kaufman County, TX	31.00
Keller Springs Lofts	Addison, TX	7.40
Kinwest (Hackberry Creek)	Irving, TX	7.98
Lacy Longhorn	Farmers Branch, TX	17.12
LaDue	Farmers Branch, TX	99.00
Lakeshore Villas	Humble, TX	19.51
Lamar/Parmer	Austin, TX	17.07
Las Colinas	Las Colinas, TX	4.70
Las Colinas Apts/Lofts	Irving, TX	4.77
Las Colinas High Rise Apartments	Irving, TX	1.65
Las Colinas High Rise Office	Irving, TX	3.49
Las Colinas Townhomes	Irving, TX	15.56
LCLLP	Las Colinas, TX	45.49
Lubbock	Lubbock, TX	2.86
Luna	Farmers Branch, TX	2.60
Mandahl Bay	US Virgin Island	91.10
Manhattan	Farmers Branch, TX	108.90
Mansfield	Mansfield, TX	7.83
Marine Creek	Ft. Worth, TX	44.17
Mason/Goodrich	Houston, TX	13.00
Mckinney 36	Collin County, TX	34.48
Mckinney Ranch	Mckinney, TX	252.90
Mira Lago	Farmers Branch, TX	4.20
Nashville ARI	Nashville, TN	16.57
Ocean Estates	Gulfport, MS	12.00
Pac Trust	Farmers Branch, TX	7.07
Pantaze	Dallas, TX	6.00
Payne I	Las Colinas, TX	149.70
Pulaski	Pulaski County, AR	21.90
Railroad	Dallas, TX	0.29
Ridgepoint Drive	Irving, TX	0.60
Ritchie Road	Waco, TX	350.70
Seminary West	Ft. Worth, TX	5.36
Senlac	Farmers Branch, TX	11.94
Senlac Hutton	Farmers Branch, TX	5.86
Senlac VHP	Farmers Branch, TX	3.90
Sheffield Village	Grand Prairie, TX	13.90

Property	Location	Acres
Southwood Plantation	Tallahassee, FL	12.90
Southwood Plantation	Tallahassee, FL	14.52
Valley Ranch	Irving, TX	30.00
Valley Ranch 20	Irving, TX	20.62
Waco 151	Waco, TX	151.40
Waco 42	Waco, TX	42.80
West End	Dallas, TX	5.50
Whorton	Benton County, AR	79.70
Willowick Land	Pensacola, FL	39.78
Wilmer 88	Dallas, TX	87.60
Woodmont Fairway	Dallas, TX	5.87
Woodmont Galleria East	Dallas, TX	15.00
Woodmont Galleria West	Farmers Branch, TX	9.15
Woodmont Merit Drive	Dallas, TX	9.28
Total Acres		6,078.26

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

The Annual Meeting of Stockholders was held on November 16, 2007, at which proxies were solicited pursuant to Regulation 14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). There was no solicitation in opposition to Management's nominees listed in the Proxy Statement, all of which were elected. At the Annual meeting, stockholders were asked to consider and vote upon the election of Directors and the ratification of the selection of the independent public accountants for TCI for the fiscal year ending December 31, 2007. At the meeting, stockholders elected the following individuals as Directors:

	Shares Voting	
Director	For	Withheld Authority
Henry A. Butler	7,325,971	46,053
Sharon Hunt	7,324,947	47,077
Robert A. Jakuszewski	7,324,603	47,421
Ted R. Munselle	7,324,252	47,772
Ted P. Stokely	7,325,860	46,164

There were 10 abstentions or broker non-votes on the election of Directors. With respect to the ratification of the appointment of Farmer, Fuqua & Huff, P.C. as independent auditors of the Company for the fiscal year ending December 31, 2007, and any interim period, at least 7,338,857 votes were received in favor of such proposal, 13,057 votes were received against such proposal, and 20,121 votes abstained.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

TCI's Common Stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TCI". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the NYSE for the quarters ended.

Quarter Ended	High	Low
March 2008 (through March 20, 2007)	$17.42	$13.88
December 2007	16.30	14.69
September 2007	17.83	14.60
June 2007	18.69	12.97
March 2007	13.98	11.50
December2006	16.27	13.05
September 2006	13.72	12.00
June 2006	18.22	12.95
March2006	19.72	15.45

On March 20, 2008, the closing price of TCI's Common Stock as reported in the consolidated reporting system of the NYSE was $16.57 per share.

As of March 20, 2008, TCI's Common Stock was held by approximately 4,069 holders of record.

Performance Graph

The following performance graph compares the cumulative total stockholder return on TCI's shares of Common Stock with the US Total Market Index ("Total Market Index") and the Real Estate Investment Index ("Real Estate Index"). The comparison assumes that $100 was invested on December 31, 2002, in TCI's shares of Common Stock and in each of the indices and further assumes the reinvestment of all distributions. Past performance is not necessarily an indicator of future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG TRANSCONTINENTAL REALTY INVESTORS INC.,
THE DOW JONES US INDEX
AND THE DOW JONES US REAL ESTATE INDEX
DOLLARS
300
250
200
150
100
50
0
12/02
12/03
12/04
12/05
12/06
12/07
TRANSCONTINENTAL REALTY INVESTORS INC.
DOW JONES US
DOW JONES US REAL ESTATE

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/02	12/03	12/04	12/05	12/06	12/07
Transcontinental Realty Investors Inc.	**100.00**	**94.84**	**80.78**	**94.39**	**78.80**	**87.64**
Dow Jones US	**100.00**	**130.75**	**146.45**	**155.72**	**179.96**	**190.77**
Dow Jones US Real Estate	**100.00**	**136.90**	**179.63**	**196.94**	**266.84**	**218.41**

TCI paid no dividends in 2007, 2006 or 2005. The payment of dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

In December 1989, the Board of Directors approved a share repurchase program, authorizing the repurchase of a total of 687,000 shares of TCI's Common Stock. In June 2000, the Board increased this authorization to 1,409,000 shares. The repurchase program has no termination date. In November 2004, the Board approved a private block purchase of 212,800 shares of Common Stock for a total cost of $3.1 million. The following table represents shares repurchased during each for the three months of the last quarter ended December 31, 2007:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance at September 30			1,217,912	191,088
October, 2007	56,300	$17.97	1,274,212	134,788
November, 2007	2,800	15.79	1,277,012	131,988
December, 2007	3,600	15.72	1,280,612	128,388
Total	62,700	$17.74	1,280,612	128,388

ITEM 6. *SELECTED FINANCIAL DATA*

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
EARNINGS DATA					
Total operating Revenues	$ 134,490	$ 105,421	$ 81,630	$ 17,819	$ 13,501
Total operating Expenses	123,744	97,586	76,916	45,993	22,328
Operating (loss)/income	10,746	7,835	4,714	(28,174)	(8,827)
Other income (expense)	(31,579)	(25,836)	(30,845)	(7,280)	(3,679)
Loss before gain on real estate sales, minority interest, and equity in earnings of investees	(20,833)	(18,001)	(26,131)	(35,454)	(12,506)
Gain on land sales	11,956	11,421	7,702	7,110	1,641
Minority interest	50	393	(112)	(1,194)	2,230
Equity in income (loss) of investees	1,502	890	968	(1,497)	(4,291)
Income tax benefit	8,250	5,533	9,049	19,159	4,760
Net income (loss) from continuing operations	925	236	(8,524)	(11,876)	(8,166)
Net income (loss) from discontinued operations	10,186	3,270	17,593	35,582	8,839
Net income (loss)	11,111	3,506	9,069	23,706	673
Preferred dividend requirement	(925)	(210)	(210)	(210)	(126)
Income (loss) applicable to common shares	$ 10,186	$ 3,296	$ 8,859	$ 23,496	$ 547
PER SHARE DATA					
Basic earnings per share	—	—	—	—	—
Net income (loss) from continuing operations	0.00	0.01	(1.11)	(1.50)	(1.03)
Net income (loss) from discontinued operations	1.28	0.41	2.23	4.41	1.10
Net income (loss) applicable to common shares	$ 1.28	$ 0.42	$ 1.12	$ 2.91	$ 0.07
Weighted average shares outstanding—Basic	7,953,676	7,900,869	7,900,869	8,082,854	8,078,108
Weighted average shares outstanding—Diluted	8,188,602	8,180,401	7,900,869	8,082,854	8,078,108
Diluted Earnings per share					
Net Income (loss) from continuing operations	0.00	0.00	(1.11)	(1.50)	(1.03)
Net Income (loss) from discontinued operations	1.24	0.40	2.23	4.41	1.10
Net Income (loss) applicable to common shares	$ 1.24	$ 0.40	$ 1.12	$ 2.91	$ 0.07
Weighted Average shares outstanding Basic	7,953,676	7,900,869	7,900,869	8,082,854	8,078,108
Weighted Average shares outstanding Diluted	8,188,602	8,180,401	7,900,869	8,082,854	8,078,108
BALANCE SHEET DATA					
Real estate, net	$1,230,545	$ 992,454	$ 833,885	$ 658,300	$ 641,022
Real estate held for sale	69,561	54,935	40,446	49,878	61,457
Real estate subject to sales contract	64,320	66,027	68,738	70,350	79,848
Notes and interest receivable, net	34,677	39,566	64,818	56,630	30,741
Total assets	1,521,189	1,250,167	1,089,079	920,311	882,784
Notes and interest payable	1,002,323	799,069	657,481	644,071	626,465
Stock-secured notes payable	17,546	22,452	22,549	18,663	21,194
Stockholder's equity	285,481	265,929	251,179	240,519	221,758
Book value per share	$ 35.89	$ 32.01	$ 31.41	$ 30.06	$ 26.96

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

The Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including "Part I, Item I—Business—Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. The Company's portfolio of income-producing properties includes residential apartment communities, office buildings, hotels and other commercial properties. TCI's investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. TCI acquires land primarily in in-fill locations or high-growth suburban markets. TCI is an active buyer and seller and during 2007 acquired over $128 million and sold over $70 million of land and income-producing properties. As of December 31, 2007, the Company owned approximately 11,600 units in 61 residential apartment communities, 24 commercial properties comprising 4.8 million rentable square feet and four hotels containing a total of 317 rooms. In addition, at December 31, 2007, TCI owned over 6,078 acres of land held for development and had over 2,400 apartment units in 19 projects under construction. The Company currently owns income-producing properties and land in 15 states as well as in the U.S. Virgin Islands and Wroclaw, Poland. TCI finances its acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. TCI finances it development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. The Company will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of its wholly-owned properties. When the Company sells assets, it may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. The Company generates operating revenues primarily by leasing apartment units to residents; leasing office, retail and industrial space to commercial tenants; and renting hotel rooms to guests. TCI is advised by Prime under a contractual arrangement that is reviewed annually by TCI's Board of Directors. TCI's commercial properties are managed by Regis Commercial while the Company's hotels are managed by Regis Hotel. TCI currently contracts with five third-party companies to manage the Company's apartment communities. Approximately 82% of TCI's common stock is owned by ARI. TCI is a "C Corporation" for U.S. federal income tax purposes and files an annual consolidated income tax return with ARI. TCI does not qualify as a Real Estate Investment Trust ("REIT") for federal income tax purposes primarily due to ARI's majority ownership of the Company.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Real Estate

Upon acquisitions of real estate, TCI assesses the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and allocates the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other project costs incurred during the period of development.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

SFAS No. 144 requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, TCI accounts for our investments in unconsolidated real estate ventures under the equity method of accounting because the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the Company's balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, TCI's net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses, however, TCI's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, the Company consolidates those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with SFAS 141, we recognize rental revenue of acquired in-place "above-"and "below-market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less.

For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered.

An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"), as amended by SFAS No. 144. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate. When TCI provides seller financing, gain is not recognized at the time of sale unless the buyer's initial investment and continuing investment are deemed to be adequate as determined by SFAS 66 guidelines.

Non-performing Notes Receivable

TCI considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments. Any new note receivable that results from a modification or extension of a note considered non-performing will also be considered non-performing, without regard to the borrower's adherence to payment terms.

Interest Recognition on Notes Receivable

Interest income is not recognized on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for Estimated Losses

A valuation allowance is provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the investment in the note exceeds management's estimate of fair value of the collateral securing such note.

Fair Value of Financial Instruments

The following assumptions were used in estimating the fair value of TCI's notes receivable, marketable equity securities and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For non-performing notes receivable, the estimated fair value of TCI's interest in the collateral property was used. For marketable equity securities, fair value was based on the year-end closing market price of each security. For notes payable, the fair value was estimated using current rates for mortgages with similar terms and maturities.

Results of Operations

The following discussion is based on our Consolidated Financial Statements for the years ended December 31, 2007, 2006, and 2005.

At December 31, 2007, 2006, and 2005, we owned or had interests in a portfolio (the Total Property Portfolio) of 89, 103, and 83 income producing properties, respectively.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006.

We define Same Property Portfolio for each income-producing asset type (apartments, commercial properties and hotels) as properties with stabilized occupancy owned and operated for the entire two-year period being compared. A stabilized property is defined as a newly developed project whose occupancy has reached greater than approximately 85%.

The Same Property Portfolio consists of 44 apartments, 24 commercial properties, and 1 hotel.

We had net income applicable to common shares of $10.2 million in 2007, which includes gains of land sales of $12.0 million, and net income from discontinued operations of $10.2 million, compared to net income applicable to common shares of $3.3 million in 2006, including gains on land sales totaling $11.4 million and net income from discontinued operations of $3.3 million.

Rental and other property revenues were $134.5 million in 2007 as compared to $105.4 million in 2006 an increase of $29.1 million. Rental and other property revenue from our same property portfolio was $102.0 million in 2007 as compared to $100.1 in 2006, an increase of $1.9 million. The increase is due to our hotels and apartments which had increases in revenues of $2.2 and $2.0 million respectively, offset by a decline in our commercial business of $2.3 million. The increase in hotels was due to higher occupancy and increased average rates. The increased revenues in apartments were due to an increase in the overall rental rates. The remaining increase of $27.2 million was due to the acquisition of the ParkWest I & II commercial building of $21.9 million, the continued lease up of Developed properties of $5.8 million, offset by land holding costs of ($500,000).

Operating expenses from property operations were $80.6 million in 2007, compared to $65.0 million in 2006 an increase of $15.6 million or 24%. Operating expenses from property operations for our same property portfolio was $60.9 in 2007 as compared to $55.3 in 2006, an increase of $5.6 million. The increase is due to increase administrative costs associated with higher occupancies in our hotels, and the overall increase in general and administrative costs of all of our properties; hotels $2.7 million, apartments of $1.0 million and commercial of $1.9 million. The remaining increase of $13.7 million was due to the acquisition of the ParkWest I & II commercial building of $9.4 million, the continued lease up of developed properties of $3.3 million, and land holding costs of $1.0 million.

Depreciation and amortization expense was $22.6 million in 2007, compared to $20.0 million in 2006 and increase of $2.6 million. A majority of the increase was due to the purchase of Park West I & II commercial building in 2007, which accounted for over $2.5 million in depreciation expense. The Development properties accounted for an additional $957,000 of depreciation expense which was offset by a decrease of $906,000 in the Same Property Portfolio; consisting of an increase in Apartment depreciation of $148,000, offset by a decrease in depreciation of commercial and hotel properties of $1.0 million and $52,000, respectively.

General and administrative expenses were $9.8 million in 2007 as compared to $4.0 million in 2006, an increase of $5.8 million. The 2006 amount includes $3.3 million in various credits for litigation reimbursements, lower legal and professional fees. The 2007 amount includes $2.0 million in legal settlement fees, and higher cost reimbursements to the advisor.

Advisory fee to affiliate was $10.7 million in 2007 as compared to $8.6 million in 2006, an increase of $2.1 million. The increase was due to higher gross assets in 2007 as compared to 2006. Our Advisory fee is based in part on gross assets.

Gain on foreign currency transaction was $2.4 million in 2007 as compared to $2,000 in 2006, an increase of $2.4 million. This increase was due to the exchange rate conversion on the Poland Hotel.

Mortgage and loan interest expense was $67.0 million in 2007 as compared to $47.5 million in 2006, an increase of $19.5 million. The increase the debt is due to acquisitions and refinancings in the current year. The new debt associated with the purchase of Park West I & II accounts for $6.5 million of the increase. Construction draws on Properties being developed accounts for $3.3 million. The refinancings of the existing debt on Apartments, Commercial properties, and Hotels, accounts for $1.1 million, $380,000, and $625,000 of the increase, respectively. The remaining $6.6 million increase is associated with the purchase on refinancing of land.

We recorded an asset impairment charge of $3.7 million in the current year, related to the write down of three properties; Foxwood apartments, a 220 unit complex located in Memphis, Tennessee, for $1.7 million; Executive Court Office building, a 222,000 square foot commercial building located in Memphis, Tennessee, for $1.2 million; and the Encon Warehouse, a 256,000 square warehouse located in Fort Worth, Texas for $800,000.

Gain on involuntary conversion was $34.8 million in 2007 as compared to $20.5 million in 2006, an increase of $14.3 million. The current year amount represents the remaining insurance proceeds due from the New Orleans properties that suffered damage from Hurricane Katrina in 2005.

Incentive sales fee to affiliate was $2.6 million in 2007 as compared to $1.5 million in 2006, an increase of $1.1 million. The increase is due to the increased sales of properties in the current year.

Gain on land sales was $12.0 million in 2007 as compared to $11.4 million in 2006, an increase of $535,000. In 2007, we sold 127.7 acres of land in nine separate transactions with an aggregate sales price of $20.8 million, receiving 8.4 million in cash. The average sales price was $163,000 per acre. The sales relate to the properties known as; Desoto Ranch(easement), 28.9 Acres of McKinney Ranch land, 3.4 Acres Mandahl Bay, 2.3 acres West End Land, 3.0 acres Miro Lago, 4.0 acres Hines Meridian, and 86 acres RB Land. In 2006, we sold 192.6 acres of land in seven separate transactions, at an average sales price of $196,000 per acre.

Income from discontinued operations was $10.2 million in 2007 as compared to $3.3 million in 2006, an increase of $6.9 million. In 2007, we sold 5 Apartments; Bluffs at Vista Ridge, Somerset, El Chaparral, Harpers Ferry, and Oak Park IV, and two commercial buildings; Durham Center and Forum which were moved from continued operations to discontinued operations in the current year. In addition, subsequent to year end, we sold 15 apartments; Arbor Pointe, Ashton Way, Autumn Chase, Courtyard, Coventry Pointe, Fairways, Forty Four Hundred, Fountains at Waterford, Hunters Glen, Fairway View, Southgate, Sunchase, Thornwood, Westwood Square, and Woodview, three hotels; City Suites, Majestic Inn, and Willow Surf, and one commercial building, Lexington Center which were repositioned to discontinued operations in the current year. In 2006, four apartment communities were sold and four apartment communities were repositioned as held for sales, which are included in discontinued operations. The following table below summarizes revenue and expense information for these properties.

	For the twelve months ending December 31,	
	2007	2006
Revenue		
Rental	$ 29,920	$33,410
Property operations	20,767	20,872
	9,153	12,538
Other		
Interest	(11,507)	(9,340)
G&A	(59)	(88)
Depreciation	(2,836)	(3,767)
Income (Loss) from Disc Operations	(5,249)	(657)
Gain on sale of discontinued operations	20,919	5,689
Income (Loss) from Disc Operations	15,670	5,032
Tax Expense (Benefit)	(5,484)	(1,762)
Net Income (loss)	$ 10,186	$ 3,270

The gain on sale in 2007 represents the sale of five apartments; Bluffs at Vista Ridge, Somerset, El Chapparal, and Harpers Ferry, Oak Park Plaza IV, and one commercial building, Forum Office building. In addition, the deferred gain of $4.1 million was recognized upon the sale of Durham Office building to a third party. In 2006, TCI sold four apartment communities comprising 545 units for an average price of $28,000 per unit.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005.

We define Same Property Portfolio for each income-producing asset type (apartments, commercial properties and hotels) as properties with stabilized occupancy owned and operated for the entire two-year period being compared. A stabilized property is defined as a newly developed project whose occupancy has reached greater than approximately 85%. The Same Property Portfolio consists of 49 apartments, 21 commercial properties, and 4 hotels.

We had net income applicable to common shareholders of $3.3 million in 2006, including gains on land sales totaling $11.4 million and net income from discontinued operations of $3.3 million, as compared to net income applicable to common shareholders of $8.9 million in 2005, including gains on land sales of $7.7 million and income from discontinued operations of $17.6 million.

Rents and other property revenues were $105.4 million in 2006 compared to $81.6 million in 2005, an increase of $23.8 million or 29 percent. Rental and other property revenue from our same property portfolio was $100.1 in 2006 as compared to $80.3 million in 2005, and increase of $19.8 million. The additional leases acquired in 2006 from the apartment and commercial properties accounts for $9.8 million and $9.0 million of the increase, respectively. The increase occupancy in the hotels accounted for the remaining $1.0 million. The remaining $4.0 million increase was due to the acquisition of commercial properties of $2.4 million, the continued lease up of developed properties of $1.4 million, and $200,000 associated with land and other.

Property operations expense were $65.0 million in 2006 as compared to $49.9 million in 2005, an increase of $15.1 million. Operating expenses from property operations for our same property portfolio was $55.3 million in 2006 as compared to $46.4 million in 2005, an increase of $8.9 million. The majority of the increase came from our commercial properties $7.9 million. This increase was due to the additional cost associated with leasing out new space. In addition, overall costs general and administrative costs increased throughout the year. This accounted for the increase in costs of our apartments and hotels of approximately $511,000 and $544,000, respectively. The remaining $5.8 million was due to increase in the acquisition of commercial properties and the lease up of developed properties.

Depreciation and amortization expense were $20.0 million in 2006 as compared to $14.2 million in 2005, an increase of $5.8 million. A majority of the increase $5.5 million is from the Same Property Portfolio which consists of; Apartment Portfolio of $2.6 million, Commercial Portfolio of $2.5 million, and Hotel Portfolio of $400,000. This increase is due improvements in the Apartment Portfolio and tenant improvements in the Commercial Portfolio that are being depreciated in the current year. Properties acquired accounted for an additional $200,000 in depreciation expense.

General and administrative expenses were $4.0 million in 2006 as compared to $8.1 million in 2005, a decrease of $4.1 million . The decrease in 2006 was due to lower legal and professional fees and reduced state income tax expense, offset by higher cost reimbursements paid to the Advisor.

Advisory fee expense was $8.6 million in 2006 compared to $4.7 million in 2005. The increase was due to higher gross assets in 2006. In 2005, a refund of the 2004 Advisor cost reimbursements was received from Prime. TCI's advisory agreement with Prime limits the amount of cost reimbursements payable by TCI to Prime. See NOTE 12. "ADVISORY AGREEMENT."

Interest income was $2.7 million in 2006 as compared to 3.7 million in 2005, a decrease of $1.0 million. The decrease is due principally to lower average notes receivable balances and lower average cash balances.

Mortgage and loan interest expenses were $47.5 million on 2006 as compared to $32.8 million in 2005, an increase of $14.7 million. Refinancings and an increase in variable interest rates within the Same Property Portfolio accounted for $6.0 million of the increase which consists of; Apartments Portfolio of $2.7 million, Commercial Portfolio of $3.2 million, and Hotel Portfolio of $100,000. Refinancings and within the Land Portfolio accounted for $8.1 million of the increase. Properties acquired within the Commercial Portfolio accounted for $300,000 and Developed Properties within the Apartment Portfolio account for another $300,000 of the increase.

In 2005, the Company recorded asset impairment charges of $1.8 million related to the write-down of a certain land tract to its current estimated fair value, as described further in the table below.

Property Land	Location	Units/ Acres	Fair Value	Property Basis	Costs to Sell	Impairment
Centura Land	Farmers Branch, TX	8.753 Acres	$12,025	$13,865	—	$1,840

The Centura Land was appraised for its sale to IORI and the appraised value was determined to be the fair value. The costs to sell are estimated closing costs and commissions paid by TCI.

The 2006 gain on involuntary conversion of $20.5 million relates to damage sustained at the Company's New Orleans commercial properties from Hurricane Katrina during 2005, principally the Company's 225 Barrone office building. 225 Barrone property was closed immediately after the storm and the Company intends to redevelop 225 Barrone as a residential property. TCI's 1010 Common and Amoco buildings suffered hurricane damage as well but have been repaired and have reopened. 1010 Common is presently 77% occupied and Amoco is 89% occupied. In 2005, the Company received $4.2 million in business interruption insurance proceeds which was included in 2005 rental revenues. TCI received approximately $45 million of insurance proceeds in 2006, of which $4.0 million related to business interruption claims and has been included in 2006 rental revenues.

Gain on land sales increased $3.7 million, to $11.4 million in 2006 from $7.7 million in 2005. During 2006 TCI sold 192.6 acres of land in seven separate transactions at an average sales price of $196,000 per acre. The largest land sales in 2006 were the sale of a) 123.9 acres in McKinney, Texas for $134,000 per acre, generating cash proceeds of $6.0 million and a recognized gain of $3.5 million and b) 44.5 acres in McKinney, Texas for $231,000 per acre, generating cash proceeds of $10.0 million and a recognized gain of $5.3 million. In 2005, the Company sold 66.7 acres of land in nine separate transactions at an average sales price of $428,000 per acre.

Net income tax benefit for 2006 was $3.8 million, compared to net income tax expense of $-0- for 2005. The income tax benefit for 2006 was calculated under a Tax Sharing and Compensating Agreement between TCI and ARI, whereby TCI and ARI are eligible to file a consolidated federal tax return. In 2006, ARI had net taxable income and TCI had net taxable losses, thus in accordance with the sharing agreement, TCI recorded a Federal tax benefit in the amount of $3.8 million for 2006.

Income from discontinued operations was $3.3 million in 2006 compared to $17.6 million in 2005. Included for 2006 are four apartment communities sold during 2006 and four apartment communities designated as held for sale or subject to a sales contract (and subsequently sold by TCI in 2007). Included for 2005 are nine properties (two apartment communities, six commercial properties and one hotel) sold during 2005 and five apartment communities designated as held for sale or subject to a sales contract (two of which were subsequently sold in 2006). In 2007, we sold five apartments and two commercial buildings and repositioned 15 apartments to held for sale. These properties were owned prior to 2005 and are included in the discontinued operations for those years. The following table summarizes revenue and expense information for these properties.

	For the twelve months ending December 31,	
	2006	**2005**
Revenue		
Rental	$33,410	$ 39,016
Property operations	20,872	27,379
	12,538	11,637
Other		
Interest	(9,340)	(13,520)
G&A	(88)	(177)
Depreciation	(3,767)	(2,440)
Income (Loss) from Disc Operations	(657)	(4,500)
Gain on sale of discontinued operations	5,689	31,473
Write down of assets Held for sale	—	(1,580)
Equity in investee gain on sale of RE	—	1,673
Income (Loss) from Disc Operations	5,032	27,066
Tax Expense (Benefit)	(1,762)	(9,473)
Net Income (loss)	$ 3,270	$ 17,593

The $1.6 million 2005 write-down of assets held for sale relates to impairment losses recorded for the Bay Walk and Island Bay apartments. The contract sales price was deemed to be gain value.

The 2005 $1.7 equity in investee's gain on sale of real estate relates primarily to TCI's portion of gain on income-producing properties sold by ARI and IORI.

In 2006 and 2005, TCI recognized gains on sale of real estate totaling $5.7 million and $31.5 million respectively. In 2006, TCI sold four apartment communities comprising 545 units for an average price of $28,000 per unit, generating net cash proceeds of $4.6 million. The four properties were located in Florida, Kansas, Oklahoma and Texas. In 2005, TCI sold two apartment communities (both located in Texas) at an average sales price of $43,000 per unit; six commercial properties at an average sales price of $93 per square foot and one hotel located in San Francisco, CA at a price per room of $139,000. See NOTE 2. "REAL ESTATE."

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;

- fund development costs not covered under construction loans;
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be property operations, proceeds from land and income-producing property sales, collection of mortgage notes receivable, collections of receivables from affiliated companies, refinancing of existing debt and additional borrowings, including mortgage notes payable, and lines of credit. We may also issue additional equity securities, including common stock and preferred stock. Management anticipates that our cash at December 31, 2007, along with cash that will be generated in 2008 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Historically, management has been successful at extending a portion of the Company's current maturity obligations.

Cash flow summary

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8". Consolidated Financial Statements and Supplementary Data and is not meant to be an all inclusive discussion of the changes in our cash flows for the periods presented below.

Cash and cash equivalents were $11.2 million and $4.8 million at December 31, 2007 and December 31, 2006, respectively, representing an increase in cash of $6.4 million. The increase was the result of an increase in cash from operating activities of $6.5 million, a decrease in cash flows from investing activities of ($230.8) million, and an increase in cash flows from financing activities of $230.7 million.

Our cash from operating activities which consists primarily of income from the operations of our Apartment, Commercial and Hotel properties is $6.5 million. This is an increase of $10.2 million from prior year. The cash from properties is sufficient to operate the property and provides for additional cash needs.

Our primary source of cash is from the proceeds of notes payables of $431.2 million which includes refinancings, proceeds from the sale of land $59.7 million, proceeds from the sale of income producing properties of $40.5 million, and collections on notes receivables of $13.8 million. In the current year; we refinanced 25 existing mortgages, and obtained draws on construction financings on 19 projects. We sold 9 parcels of land and 5 income producing properties.

Our primary uses of cash were; recurring payments on existing debt of $183.2 million, funding of construction and new developments of $193.8 million, improvements on existing income producing properties of $12.8 million, acquisition of income producing properties of $114.3 million, and acquisition of land properties of $24.9 million. In the current year, we purchased the ParkWest I & II Commercial building for $110.3 million and the Thornwood Apartments for $1.9 million and 14 tracts of land.

Management expects that TCI's existing cash balances, selective sales of land and income-producing properties, refinancing of and additional borrowings against the Company's real estate holdings will be sufficient to meet TCI's cash requirements associated with its current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that TCI's liquidity permits or financing sources are available, and the investments are otherwise deemed to be profitable, management intends to make additional investments in real estate or real estate-related projects.

Management reviews the carrying values of TCI's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings. The note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes: (1) selective property inspections; (2) a review of the property's current rents compared to market rents; (3) a review of the property's expenses; (4) a review of maintenance requirements; (5) a review of the property's cash flow; (6) discussions with the manager of the property; and (7) a review of properties in the surrounding area.

Obligations and Commitments

TCI has contractual obligations and commitments primarily with regards to the payment of mortgages.

The following table aggregates TCI's expected contractual obligations and commitments subsequent to December 31, 2007.

	PAYMENTS DUE BY PERIOD				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)				
Long-Term Debt	$1,173,104	$338,909	$199,368	$55,992	$578,835
Capital Lease Obligations	—	—	—	—	—
Operating Leases	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	$ 3,067	$ 3,067	—	—	—

The long-term liabilties is amount to purchase the interest of general and limited parnters formed to construct residiential properties. The general partners have 1% interest. The liablity therefore is 1% of the projected construction costs.

Other long-term liabilities represent TCI's intentions to purchase the interests of general and limited partners formed to construct residential properties.

Related Party Transactions

Historically, TCI, ARI, IORI, and others have each engaged in and may continue to engage in business transactions, including real estate partnerships, with related parties. Related party transactions are not considered to be arms length and may not be considered to be beneficial to us.

Operating Relationships

TCI received rents of $2.2 Million in 2007, $846,000 in 2006 and $8,000 in 2005 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory and Addison Hanger.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, TCI may be potentially liable for removal or remediation costs, as well as certain other potential costs, relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on TCI's business, assets or results of operations.

Inflation

The effects of inflation on TCI's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect sales values of properties and the ultimate gain to be realized from property sales. To the extent that inflation affects interest rates, TCI's earnings from short-term investments, the cost of new financings and the cost of variable interest rate debt will be affected.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK*

TCI's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates and maturing debt that has to be refinanced. TCI's future operations, cash flow and fair values of financial instruments are also partially dependent on the then existing market interest rates and market equity prices.

As of December 31, 2007, our $1.17 billion debt portfolio consisted of approximately $847.2 million of fixed-rate debt, with interest rates ranging from 5.16% to 12.5% and approximately $325.9 million of variable-rate debt. As of December 31, 2006, our $897.3 million debt portfolio consisted of approximately $643.2 million of fixed-rate debt, with interest rates ranging from 5.06% to 12.0%, and approximately $254.1 million of variable-rate debt. Our overall weighted average interest rate at December 31, 2007 and 2006 was 7.00% and 7.12%, respectively.

TCI's interest rate sensitivity position is managed by TCI's capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. TCI's earnings are affected as changes in short-term interest rates affect its cost of variable-rate debt and maturing fixed-rate debt.

If market interest rates for variable-rate debt average 100 basis points more in 2008 than they did during 2007, TCI's interest expense would increase and net income would decrease by $3.21 million. This amount is determined by considering the impact of hypothetical interest rates on TCI's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in TCI's financial structure.

The following table contains only those exposures that existed at December 31, 2007. Anticipation of exposures or risk on positions that could possibly arise was not considered. TCI's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level. Dollars in thousands.

ASSETS

Notes Receivable

Variable interest rate-fair value .... $ 6,098

Variable interest rate notes	2008	2009	2010	2011	2012	Thereafter	Total
Instrument's maturities	$ —	$ 3,612	$ 2,775	$ —	$ —	$ —	$ 6,387
Instrument's amortization	—	—	—	—	—	—	—
Interest	802	514	—	—	—	—	1,316
Average rate	9.2%	7.9%	0.0%	0.0%	0.0%	0.0%	
Fixed interest rate-fair value							$ 22,420

Fixed interest rate notes	2008	2009	2010	2011	2012	Thereafter	Total
Instrument's maturities	$ 15,800	$ 1,867	$ 9,323	$ 176	$ —	$ —	$ 27,166
Instrument's amortization	6	—	—	—	—	—	6
Interest	1,086	639	355	225	225	46	2,576
Average rate	10.1%	12.3%	13.8%	15.8%	15.8%	7.3%	

LIABILITIES

Non-trading Instruments-Equity Price Risk

Notes Payable

Variable interest rate-fair value $311,809

Variable interest rate notes	2008	2009	2010	2011	2012	Thereafter	Total
Instrument's maturities	$157,034	$80,492	$39,187	$ 3,320	$ —	$ 27,736	$307,769
Instrument's amortization	1,123	455	488	507	354	10,889	13,816
Interest	19,459	7,244	4,957	2,729	2,467	15,738	52,594
Average rate	8.2%	7.7%	7.4%	6.6%	6.6%	6.8%	
Fixed interest rate-fair value							$695,033

Fixed interest rate notes	2008	2009	2010	2011	2012	Thereafter	Total
Instrument's maturities	$188,830	$29,414	$23,908	$18,367	$10,908	$ 89,501	$360,928
Instrument's amortization	11,133	9,877	10,250	9,968	10,263	438,947	490,438
Interest	54,552	38,104	35,436	32,783	31,183	480,035	672,093
Average rate	6.6%	6.5%	6.4%	6.3%	6.2%	6.2%	

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not required, are not applicable or the information required is included in the Consolidated Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of Transcontinental Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Transcontinental Realty Investors, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2007. Transcontinental Realty Investors, Inc's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 21, Transcontinental Realty Investors, Inc.'s management intends to sell land and income producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transcontinental Realty Investors, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

FARMER, FUQUA & HUFF, PC

Plano, Texas
March 31, 2008

TRANSCONTINENTAL REALTY INVESTORS INC

CONSOLIDATED BALANCE SHEET

	December 31, 2007	December 31, 2006
	(dollars in thousands)	
Assets		
Real Estate held for investment	$1,327,913	$1,089,995
Less -accumulated depreciation	(97,368)	(97,541)
	1,230,545	992,454
Real estate held for sale (net of depreciation of $21,598 in 2007 and $5,035 in 2006)	69,561	54,935
Real estate subject to sales contracts (net of depreciation of $8,713 in 2007 and $7,006 in 2006)	64,320	66,027
Notes and interest receivable		
Performing ($4,339 in 2007 and $22,249 in 2006 from affiliates)	34,677	39,566
Allowance for losses	(1,978)	—
	32,699	39,566
Investment in unconsolidated real estate entities	27,569	30,573
Marketable equity securities, at market value	13,157	9,038
Cash and cash equivalents	11,239	4,803
Other Assets ($151 in 2007 and $320 in 2006 from affiliates)	72,099	52,771
	$1,521,189	$1,250,167
Liabilities and Stockholders' Equity		
Notes and interest payable ($8,270 in 2007 and $6,885 in 2006 to affiliates)	$1,007,226	$ 799,069
Liabilities related to assets held for sale	107,847	43,579
Liabilities related to assets subject to sales contract	62,513	58,816
Other Liabilities ($2,807 in 2007 and $396 in 2006)	56,501	66,608
	1,234,087	968,072
Commitments and contingencies		
Minority Interest	1,621	16,166
Stockholders' Equity:		
Common Stock, $.01 par value; authorized 10,000,000 shares; issued and outstanding 8,078,966 and 7,900,869 shares at December 31, 2007 and 2006	81	81
Preferred Stock		
Series C: $.01 par value; authorized 10,000,000 shares; issued and outstanding 30,000 shares at December 31, 2007 and 2006 respectively (liquidation preference $100 per share).	—	—
Series D: $.01 par value; authorized, issued and outstanding 100,000 shares at December 31, 2007 and 2006 (liquidation preference $100 per share)	1	1
Paid-in capital	274,733	266,206
Treasury Stock	(577)	(3,086)
Accumulated distributions in excess of accumulated earnings	12,771	1,660
Other Comprehensive Income/(Loss)	(1,528)	1,067
	285,481	265,929
	$1,521,189	$1,250,167

The accompanying notes are an integral part of these Consolidated Financial Statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2007	2006	2005
	(dollars in thousands)		
Property Revenue:			
Rents and other property revenues ($2,211 in 2007, $846 in 2006 and $56 in 2005 from affiliates)	$ 134,490	$ 105,421	$ 81,630
Operating expenses:			
Property operating expenses ($7,372 in 2007, $6,424 in 2006 and $5,408 in 2005 from affiliates)	80,624	65,030	49,859
Depreciation and amortization	22,623	19,951	14,243
General and administrative ($3409 in 2007, $2,778 in 2006 and $2,359 in 2005 from affiliates)	9,793	3,979	8,078
Advisory fee to affiliate	10,704	8,626	4,736
Total operating expenses	123,744	97,586	76,916
Operating income (loss)	10,746	7,835	4,714
Other income (expense)			
Interest income ($3,600 in 2007, $1,931 in 2006 and $2,336 in 2005 from affiliates)	2,257	2,698	3,671
Gain on foreign currency transaction	2,368	2	292
Other income	1,805	928	370
Mortgage and loan interest expense ($603 in 2007, $693 in 2006, and $218 in 2005 to affiliates)	(67,044)	(47,481)	(32,816)
Net income fee to affiliate	514	(972)	(522)
Impairment	(3,686)	0	(1,840)
Gain on involuntary conversion	34,771	20,479	0
Incentive fee to affiliate	(2,564)	(1,490)	0
Total other income (expense)	(31,579)	(25,836)	(30,845)
Loss before gain on land sales, equity in earnings (loss) of investee and minority interest	(20,833)	(18,001)	(26,131)
Gain on land sales	11,956	11,421	7,702
Minority interest	50	393	(112)
Equity in income (loss) of investees	1,502	890	968
Income (loss) from continuing operations before income taxes	(7,325)	(5,297)	(17,573)
Add: Income tax benefit (expense)	8,250	5,533	9,049
Net Income (loss) from continuing operations	925	236	(8,524)
Income (loss) from discontinued operations before income taxes	15,670	5,032	27,066
Income tax benefit (expense)	(5,484)	(1,762)	(9,473)
Net Income (loss) from discontinuing operations	10,186	3,270	17,593
Net income	11,111	3,506	9,069
Preferred dividend requirement	(925)	(210)	(210)
Net income applicable to Common shares	$ 10,186	$ 3,296	$ 8,859
Earnings Per Share			
Basic earning per share			
Net Income (Loss) from continued operations	$ —	$ 0.01	$ (1.11)
Discontinued operations	1.28	0.41	2.23
Net Income/Loss applicable to common shares	$ 1.28	$ 0.42	$ 1.12
Diluted earnings per share			
Net Income (Loss) from continued operations	$ —	$ —	$ (1.11)
Discontinued operations	1.24	0.40	2.23
Net Income/Loss applicable to common shares	$ 1.24	$ 0.40	$ 1.12
Weighted average common shares used in computing earnings per share:			
Basic	7,953,676	7,900,869	7,900,869
Diluted	8,188,602	8,180,401	7,900,869

The accompanying notes are an integral part of these Consolidated Financial Statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares of Common Stock		Shares of Preferred Stock		Paid in Capital	Shares of Treasury Stock		Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
	SHARES	AMOUNT	SHARES	AMOUNT		TS SHARES	AMOUNT			
						(dollars in thousands)				
Balance, December 31, 2004	8,113,669	$81	30,000	$—	$256,704	212,800	$(3,086)	$(10,915)	$(2,265)	$240,519
Unrealized gain on foreign curency translation									935	935
Unrealized gain on marketable securities									866	866
Net income								9,069		9,069
Series C preferred stock dividends					(210)					(210)
Balance, December 31, 2005	8,113,669	81	30,000	0	256,494	212,800	(3,086)	(1,846)	(464)	251,179
Unrealized gain on foreign curency translation									(790)	(790)
Unrealized gain on marketable securities									2,321	2,321
Net income								3,506		3,506
Series C preferred stock dividends					(210)					(210)
Series D preferred stock			100,000	1	9,999					10,000
Series D preferred stock dividends (7% per year)					(77)					(77)
Balance, December 31, 2006	8,113,669	81	130,000	1	266,206	212,800	(3,086)	1,660	1,067	265,929
Unrealized gain on foreign curency translation									(5,983)	(5,983)
Unrealized gain on marketable securities									3,388	3,388
Net income								11,111		11,111
Series C preferred stock dividends					(210)					(210)
Series D preferred stock										—
Series D preferred stock dividends (7% per year)					(715)					(715)
Sale of common stock						(212,800)	3,086			3,086
Acquisition of minority interest					9,452					9,452
Repurchase of common stock						34,703	(577)			(577)
Balance, December 31, 2007	8,113,669	$81	130,000	$ 1	$274,733	34,703	$ (577)	$ 12,771	$(1,528)	$285,481

The accompanying notes are an integral part of these Consolidated Financial Statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Cash Flows from Operating Activities:			
Reconciliation of net income (loss) to net cash used by operating activities			
Net income applicable to common shares	$ 10,186	$ 3,296	$ 8,859
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	25,459	25,408	18,491
Amortization of deferred borrowing costs	4,876	3,049	3,985
Gain on sale of land	(11,956)	(11,421)	(10,443)
Gain on sale of income producing properties	(20,919)	(5,689)	(31,473)
Equity in earnings of investees	(1,502)	(890)	(968)
(Gain) loss on foreign currency transaction	(2,369)	(2)	(292)
Provision for impairment	3,686	—	3,420
(Gain) loss allocated to minority interest	(50)	(393)	112
(Increase) decrease in assets:			
Prepaid expense	(2,496)	—	—
Interest receivable	(420)	788	1,247
Escrows	(2,018)	—	—
Rents receivables	(1,271)	—	—
Other assets	2,753	(9,146)	782
Earnest money	9,149	(9,446)	(2,670)
Increase (decrease) in liabilities:			
Accrued interest payable	(462)	664	(269)
Other liabilities	(6,150)	108	23,768
Net cash provided by (used in) operating activities	$ 6,496	$ (3,674)	$ 14,549
Cash Flows from Investing Activities:			
Collections on notes receivable ($4,111 in 2007 and $2,490 in 2005 from affiliates)	13,812	12,033	6,160
Funding of notes receivable	—	(5,060)	(11,752)
Real estate improvements ($1,714 in 2005 from affiliates)	—	(34,739)	(56,767)
Proceeds from sale of land	59,699	—	—
Acquisition of land held for development	(24,940)	—	—
Acquisition of income producing properties	(114,258)	(150,748)	(170,333)
Construction and dev of new properties	(193,864)	—	—
Proceeds from sale of real estate	40,458	47,869	88,986
Improvement of land held for development	(2,859)	—	—
Improvement of income producing properties	(12,890)	—	—
Investment in marketable securities	4,119	—	—
Acquisition of minority interest	2,884	—	—
Investment in unconsolidated real estate entities	(3,004)	(5,024)	(4,374)
Net cash used in investing activities	(230,843)	(135,669)	(148,080)
Cash Flows from Financing Activities:			
Payments on notes payable ($8,669 in 2007, $398 in 2005)	(183,188)	(95,289)	(79,955)
Increase in due from affiliates	(6,614)	(1,684)	3,032
Proceeds from notes payable	431,168	242,134	196,665
Repurchase of common stock	(577)	—	—
Deferred borrowing costs	(10,006)	(6,477)	(2,594)
Net cash provided by financing activities	230,783	138,684	117,148
Net increase (decrease) in cash and cash equivalents	6,436	(659)	(16,383)
Cash and cash equivalents, beginning of year	4,803	5,462	21,845
Cash and cash equivalents, end of year	$ 11,239	$ 4,803	$ 5,462

The accompanying notes are an integral part of these Consolidated Financial Statements.

TRANSCONTINENTAL REALTY INVESTORS, INC.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	For the Years Ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Cash paid for interest	$76,847	$50,652	$42,081
Schedule of noncash investing and financing activities:			
Unrealized foreign currency translation gain/(loss)	$ 3,388	$ 790	$ 935
Unrealized gain/loss on marketable securities	(5,983)	2,321	866
Note payable paid by affiliate on purchase of Real Estate	—	10,475	13,006
Increase in Minority Interest related to acquisition of real estate	—	15,321	—
Real Estate purchased from affiliate decreasing affiliate receivable	—	12,214	1,631
Note payable assumed by buyer on sale of real estate	—	—	738
Note Payable assumed to decrease affiliate payable	—	5,150	—
Land Exchange with non affiliated party	—	1,500	—
Note receivable for Treasury Stock	3,353	—	—
Land Exchange with affiliated party	(900)	—	—
Funds collected by affiliate for Property damage insurance reimb	—	41,040	8,182
Issue of Series D Preferred Stock and reduction of payable to affiliate	—	10,000	—
Subsidiary purchase from affiliate decreasing affiliate receivable	—	—	4,101
Note receivable received from sale of real estate	—	—	9,713
Acquisition of real estate to satisfy note receivable	—	—	4,207
Asset impairment write down	—	—	3,420

TRANSCONTINENTAL REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Transcontinental Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2006 and 2005 have been reclassified to conform to the 2007 presentation.

NOTE 1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and business. Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation, is successor to a California business trust which was organized on September 6, 1983, and commenced operations on January 31, 1984. TCI invests in real estate through direct ownership, leases and partnerships and it also invests in mortgage loans on real estate. In October 2001, TCI announced a preliminary agreement for the acquisition of TCI by American Realty Investors, Inc. ("ARI"). See NOTE 23. "COMMITMENTS AND CONTINGENCIES AND LIQUIDITY."

Basis of consolidation. The accompanying Consolidated Financial Statements include the accounts of the Company, its subsidiaries, generally all of which are wholly-owned, and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the provisions and guidance of Interpretation No. 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)") or meets certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). Controlling interest in an entity is normally determined by the ownership of a majority of the entity's voting interests; however, other determining factors include, but may not be limited to, whether the Company provides significant financial support and bears a majority of the financial risks, authorizes certain capital transactions such as the purchase, sale or financing of material assets or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Interest recognition on notes receivable. It is TCI's policy to cease recognizing interest income on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the Company's investment in the note exceeds the estimated fair value of the collateral securing such note.

Recent Accounting pronouncements. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 was effective for fiscal years beginning after December 15, 2006. FIN No. 48, which was adopted by the Company effective January 1, 2007, did not have a material impact on the Company's cash flows, results of operations, financial position or liquidity.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also removed certain leasing transactions from the scope of SFAS No. 157. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Company's cash flows, results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the Company's cash flows, results of operations, financial position or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 141(R) will have on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51" ("SFAS No. 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as non-controlling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS No. 160 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 160 will have on its financial position and results of operations.

Real estate held for investment and depreciation. Real estate held for investment is carried at cost. Statement of Financial Accounting Standards No. 144 ("SFAS No. 144") requires that a property be considered impaired, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property. If impairment exists, an impairment loss is recognized, by a charge against earnings, equal to the amount by which the carrying amount of the property exceeds the fair value of the property. If impairment of a property is recognized, the carrying amount of the property is reduced by the amount of the impairment, and a new cost for the property is established. Such new cost is depreciated over the property's remaining useful life. Depreciation is provided by the straight-line method over estimated useful lives, which range from five to 40 years.

Real estate held-for-sale. Foreclosed real estate is initially recorded at new cost, defined as the lower of original cost or fair value minus estimated cost of sale. SFAS No. 144 also requires properties held for sale be reported at the lower of carrying amount or fair value less costs of sale. If a reduction in a held for sale property's carrying amount to fair value less costs of sale is required, a provision for loss is recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale property's estimated fair value less costs of sale is recorded as an adjustment to the property's carrying amount, but not in excess of the property's carrying amount when originally classified as held for sale. A corresponding charge against or credit to earnings is recognized. Properties held for sale are not depreciated.

Foreign Currency Translation. Assets and liabilities of TCI's foreign subsidiaries are translated using exchange rates as of the current balance sheet date, and revenues and expenses are translated using exchange rates as determined throughout the year. Unrealized gains or losses from translations are included in Accumulated Other Comprehensive Income, as a separate component of the Company's stockholders' equity. Gains or losses resulting from foreign currency transactions are translated to local currency at the rates of exchange prevailing at the dates of the transactions. The effect of the transaction's gain or loss is included in the caption "Gain/(loss) on foreign currency transaction" in TCI's Consolidated Statement of Operations.

Recognition of Rental Income. Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered.

Revenue recognition on the sale of real estate. Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"), as amended by SFAS No. 144. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate. When TCI provides seller financing, gain is not recognized at the time of sale unless the buyer's initial investment and continuing investment are deemed to be adequate as determined by SFAS 66 guidelines.

Investment in non-controlled equity investees. The equity method is used to account for investments in partnerships which TCI does not control but for which significant influence can be exerted, and for its investment in the shares of common stock of Income Opportunity Realty Investors, Inc., ("IORI") and ARI. Under the equity method, an initial investment, recorded at cost, is increased by a proportionate share of the investee's operating income and any additional advances and decreased by a proportionate share of the investee's operating losses and distributions received.

Operating segments. Management has determined reportable operating segments to be those that are used for internal reporting purposes, which disaggregates operations by type of real estate.

Fair value of financial instruments. The following assumptions were used in estimating the fair value of notes receivable and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For non-performing notes receivable, the estimated fair value of TCI's interest in the collateral property was used. For notes payable, the fair value was estimated using current rates for mortgages with similar terms and maturities.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Income (loss) per share is presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Income (loss) per share is computed based upon the weighted average number of shares of Common Stock outstanding during each year. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year. Dilutive common equivalent shares consist of stock options and convertible preferred stock. The weighted average common shares used to calculate diluted earnings per share for the years ended December 31, 2007 and 2005 exclude 279,532 and shares relating to options and convertible preferred stock to purchase shares of common stock. These dilutive shares were excluded from the calculation of dilutive earnings per share because the effect of their inclusion would be anti-dilutive.

Stock-based employee compensation. The Company previously accounted for its stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payments", which revised SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements and forfeitures to be estimated at the grant date rather than as they occur. The Company previously based its estimated forfeiture rate on historical forfeitures of all stock option grants. The Company adopted SFAS 123(R) effective January 1, 2006 using the modified-prospective method and applied the provisions of SFAS 123(R) to all share-based compensation. All of TCI's stock options were fully vested as of January 1, 2006 and TCI had no outstanding stock option grants that were modified or settled after January 1, 2006; therefore, the adoption of SFAS 123(R) had no material effect on the Company's results of operations for the year ended December 31, 2006. The Directors Stock option plan was terminated in December of 2005.

NOTE 2. *REAL ESTATE*

Provision for Asset Impairments. We recorded a 3.7 million asset impairment in 2007 related to the permanent write down of basis on the Foxwood Apartment, a 220 unit apartment located in Memphis, Tennessee, the Executive Court, a 222,654 square foot office building located in Memphis, Tennessee, and the Encon Warehouse, a 256,410 square foot industrial warehouse located in Fort Worth, Texas. There were no asset impairments in 2006. In 2005, we recorded an impairment loss for Centura Land for $1.8 million.

The table below details out the changes in our total property portfolio;

	Cost Beginning of Year	Acquisitions	Capital Improvements	Development Costs	Completed Developments	Property Sales	Impairment Charges	Reclassifications and Other Adjustments	Cost 12/31/2007 2007	Accumulated Depreciation 12/31/2007
Apartments	$ 390,995	$ 3,974	$ 59	$ —	$ 89,985	$ —	$(2,504)	$(54,155)	$ 428,354	$33,506
Apartments under construction	70,618	—	—	172,581	(89,985)	—	—	—	153,214	70
Other developments in progress	78,230	—	—	21,283	—	—	—	—	99,513	—
Commercial properties	252,315	110,284	8,938	—	—	—	(1,182)	(8,285)	362,070	59,684
Hotels	37,811	—	3,893	—	—	—	—	(2,430)	39,274	3,916
Land held for development	260,026	8,502	2,859	—	—	(12,424)	—	(13,475)	245,488	192
Real estate held for investment	$1,089,995	$122,760	$15,749	$193,864	$ —	$(12,424)	$(3,686)	$(78,345)	$1,327,913	$97,368
Real estate held for sale	$ 59,970	$ —	$ —	$ —		$(40,458)	$ —	$ 71,647	$ 91,159	$21,598
Real estate subject to sales contract	$ 73,033	$ —	$ —	$ —		$ —	$ —	$ —	$ 73,033	$ 8,713

The following is a brief description of the most significant property acquisitions and sales in 2007 and 2006:

Park West I & II

On January 19, 2007, we acquired a 383,114 and a 707,599 square foot office building in Farmers Branch, Texas known as Park West I and Park West II, respectively and a 4.7 acre tract of undeveloped land at an aggregate purchase price of $107.1 million. The acquisition was financed with $10.1 million in cash and $97.0 million in new debt. Two separate notes were obtained on this acquisition; a $35.0 million note which accrues interest at 6.06% maturing January 2009 and a $62.0 million note which accrues interest at a variable rate (currently 9.32%) maturing January 2013.

Bluffs at Vista Ridge

On February 16, 2007, we sold the Bluffs at Vista Ridge a 272 unit apartment complex in Lewisville, Texas for $24.6 million. The proceeds were used to pay down the existing mortgage of $15.5 million receiving $9.1 million in cash. A gain of $3.6 million was recorded on this sale.

Hines Meridian

On May 8, 2007, we acquired 40.1 acres of land in Las Colinas, Texas known as Hines Meridian for $7.9 million. The purchase was financed with $2.9 million in cash and a note payable of $5.0 million. The note accrues interest at 9.25% and matures in June 2010.

Forum Office Building

On July 27, 2007 , we sold the Forum Office Building in Richmond, Virginia, a 79,791 square foot commercial building, for $9.4 million, recording a $3.4 million gain on sale. We received $3.1 million in cash after paying off the $5.9 million mortgage and $400,000 in closing costs.

West End Land

On September 27, 2007, we sold 2.2 acres of land in Dallas Texas, known as the West End Land, for $6.5 million, recording a gain of $3.8 million. We received $2.3 million in cash after paying of the existing debt of $3.8 million.

El Chapparal Apartments

On October 4, 2007, we sold the El Chapparal Apartments, a 190 unit community complex, in San Antonio, Texas for $5.5 million, recording a gain of $3.9 million on the sale. We received $1.0 million in cash after paying off the $3.9 million mortgage and $600,000 in closing costs and commissions.

Folsom Land

On November 30, 2007, we sold 36 Acres of undeveloped land known as Folsom Land to our parent company, American Realty Investors, Inc., for $12.7 million, recording a deferred gain on sale of $10.5 million. We received $7.4 million in cash and provided $5.3 million in seller financing.

Harpers Ferry Apartment

On December 19, 2007, we sold the Harpers Ferry apartments, a 122 unit complex, in Lafayette, Louisiana for $5.5 million, recording a gain on sale of $3.6 million. We received $1.6 million in cash after pay off of the existing $3.0 million mortgage, $500,000 in early payment penalties and $400,000 in closing costs.

New Orleans Properties

In August 2006, TCI purchased the Clarke Garage at 913 Gravier in New Orleans, Louisiana for $9.0 million cash. The property is adjacent to 305 Barrone. 305 Barrone was purchased in August 2006 for $4.0 million cash and contains approximately 37,000 square feet of retail space currently occupied by retail tenants. 225 Barrone consists of approximately 417,000 square feet of office space and was significantly damaged during hurricane Katrina in September 2005. In 2006, TCI reduced the carrying value of 225 Barrone to $1.2 million, which approximates the value of the underlying land. TCI intends to redevelop 225 Barrone into an urban residential facility, which it considers the best and most profitable use of the property. To facilitate the marketability of the property, TCI acquired the Clarke Garage and 305 Barrone to provide additional parking and retail for the residential development.

The 2007 and 2006 gain on involuntary conversion of $34.7 million and $20.5 million, respectively, relates to damage sustained at the Company's New Orleans commercial properties from Hurricane Katrina during 2005. 225 Barrone property was closed immediately after the storm and the Company intends to redevelop 225 Barrone as a residential property. TCI's 1010 Common and Amoco buildings suffered hurricane damage as well but have been repaired and have reopened. 1010 Common is presently 77% occupied and Amoco is 89% occupied. In 2005, the Company received $4.2 million in business interruption insurance proceeds which was included in 2005 rental revenues. TCI received approximately $45 million of insurance proceeds in 2006, of which $4.0 million related to business interruption claims and has been included in 2006 rental revenues.

Circle C

In March 2005, TCI entered into an agreement to advance a third party $3.2 million for development costs relating to single family residential lots in Austin, Texas. These advances were secured by membership interests in the borrower and a second lien on 1,092 acres of undeveloped land. In September 2005, the total amount authorized under this advance was increased to $5.0 million. As of March 31, 2006, TCI had advanced $4.2 million to the borrower. TCI also guaranteed, with full recourse to TCI, an $18 million bank loan for the borrower which was secured by a first lien on the 1,092 acres of undeveloped land. In June 2005, TCI purchased the subsidiary of a related party for $4.1 million that held two notes receivable from the borrower for $3.0 and $1.0 million. These notes were secured by approximately 142 acres of undeveloped land and membership interests in the borrowers. In March 2006, TCI acquired the 1,092 acres for forgiveness of the $4.2 million and assumed the existing debt on the property. TCI intends to develop the property and sell the individual lots to home builders.

Ewing Land

In December 2006, TCI acquired 16,792 acres in North Dallas known as the Ewing Land, for $3.4 million cash and a note payable of $10.8 million. The land was acquired for future development and borders the cities of Addison and Farmers Branch. The loan matures in December 2009 and requires interest only payments of 5.5 percent until maturity.

Galleria East

In November 2006, TCI acquired approximately 15 acres located at the intersection of the Dallas North Tollway and IH-635 (LBJ Freeway) in Dallas, Texas for a purchase price of $25.2 million. Payment was in the form of $8.8 million cash and a note payable of $18.4 million due in December 2007. Terms of the note required interest only payments at 6.0 percent until maturity. The property is currently occupied by an automobile dealership which pays TCI a monthly rental for the use of the property. TCI intends to hold the land for future development or resale.

Ladue/Walker

In August 2006, TCI acquired from ARI, 99 acres in Farmers Branch, Texas known as Ladue/Walker for $21.5 million. Payment was made by an increase in the affiliate payable to Prime of $11.2 million and assumption of a $9.9 million note payable. Terms of the note require principal and interest payments monthly at 10.25 percent until maturity in December 2008. TCI intends to hold the land for future development as part of the Mercer Crossing development.

Galleria West

In November 2006, TCI purchased two parcels of land in independent transactions totaling approximately 9.2 acres in North Dallas for a total of approximately $7.5 million. Payment was made in the form of notes payable in the amounts of $1.5 million and $5.2 million. The notes require interest payments at 6.0 percent through maturity in December 2007. TCI intends to hold the land for future development or resale.

Will-O-Wick

In May 2006, TCI sold the Will-O-Wick apartments in Pensacola, Florida, for $6.5 million. The sale resulted in a gain of $2.9 million and net cash received of $2.8 million after payment of outstanding mortgages and costs of sale.

McKinney Ranch

In June 2006, TCI sold, in two separate transactions, a total of 168.8 acres of the McKinney Ranch land in McKinney, Texas for $26.9 million. The sales resulted in total gains of $8.8 million and net cash of $16.0 million after paydown of $10.2 million in notes payable, closing and other costs of sale.

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
Dallas Fund XVII LP	Oct-2008	9.00%	4,174	Assignment of partnership interests
Pinoeer Austin Development	Oct-2008	10.00%	2,407	33 acres undeveloped land, Austin, TX
Basic Capital Management[1]	Apr-2008	9.50%	1,523	Retail building, Cary, NC
Garden Centura LP	Sept-2008	7.00%	6,142	Excess cash flow from partnership
Basic Capital Management	Apr-2008	9.50%	1,252	Industrial building, Arlington, TX
400 St. Paul	Oct-2008	9.25%	3,612	Office Building, Dallas, TX
Miscellaneous related party notes	Various	Various	14,450	
Accrued interest			1,117	
Allowance for estimated losses			(1,978)	
Total			$32,699	

In addition to investments in real estate, a portion of TCI's assets are invested in mortgage notes receivable, principally secured by real estate. TCI may originate mortgage loans in conjunction with providing purchase money financing of property sales. Management intends to service and hold for investment the mortgage notes in TCI's portfolio. TCI's mortgage notes receivable consist of first, wraparound and junior mortgage loans.

Junior Mortgage Loans. TCI may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. The Board of Directors restricts investment in junior mortgage loans, excluding wraparound mortgage loans, to not more than 10.0% of TCI's assets. At December 31, 2007, 2.0% of TCI's assets were invested in junior and wraparound mortgage loans.

Types of Mortgage Activity. TCI has originated its own mortgage loans, as well as acquired existing mortgage notes either directly from builders, developers or property owners, or through mortgage banking firms, commercial banks or other qualified brokers. Premier Funding, LLC, a related party, services TCI's mortgage notes. TCI's investment policy is described in ITEM 1. "BUSINESS—Business Plan and Investment Policy."

Types of Properties Securing Mortgage Notes. The properties securing TCI's mortgage notes receivable portfolio at December 31, 2007, consisted of two office buildings, one hotel and one apartment property, 12 parcels of unimproved land, and various partnership and membership interests. six mortgage notes receivable were unsecured at December 31, 2007. The Board of Directors may alter the types of properties securing or collateralizing mortgage loans in which TCI invests without a vote of stockholders. TCI's Articles of Incorporation impose certain restrictions on transactions with related parties, as discussed in ITEM 13. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

At December 31, 2007, TCI's mortgage notes receivable portfolio included 4 mortgage loans with an aggregate principal balance of $6.5 million secured by income-producing real estate located in the Southeast and Southwest regions of the continental United States, twelve mortgage loans with an aggregate principal balance of $9.5 million secured by unimproved land in the Southwest region of the continental United States, 3 loans with a principal balance of $7.5 million secured by partnership or membership interests and six unsecured loans with a principal balance of $9.8 million. At December 31, 2007, 2.3% of TCI's assets were invested in notes and interest receivable.

The following table sets forth the percentages (based on the mortgage note principal balance) by property type and geographic region, of the income producing properties that serve as collateral for TCI's mortgage notes receivable at December 31, 2007. Excluded are $22.7 million of mortgage notes that are secured by unimproved land or other security, or are unsecured. See Schedule IV to the Consolidated Financial Statements included at ITEM 8. "CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" for further details of TCI's mortgage notes receivable portfolio.

Region	Apartments	Commercial Properties	Total
Southwest	—	34%	34%
Southeast	3%	63%	66%
	3%	97%	100%

First Mortgage Loans. TCI invests in first mortgage notes with short, medium and long-term maturities. First mortgage loans generally provide for level periodic payments of principal and interest sufficient to substantially repay the loan prior to maturity, but may involve interest-only payments or moderate amortization of principal and a "balloon" principal payment at maturity. With respect to first mortgage loans, the borrower is required to provide a mortgagee's title policy or an acceptable legal title opinion as to the validity and the priority of the mortgage lien over all other obligations, except liens arising from unpaid property taxes and other exceptions normally allowed by first mortgage lenders. TCI may grant participations in first mortgage loans it originates to other lenders.

The following discussion briefly describes first mortgage loans funded as well as events that affected previously funded first mortgage loans.

In March 2005, TCI entered into an agreement to advance a third party $3.2 million for development costs relating to single-family residential lots in Austin, Texas. These advances are secured by stock in the borrower and hold a second lien on the undeveloped land. The secured note bears interest at 10 percent, requires semi-annual payments and matures in March 2008. In September 2005, the total amount authorized under this advance was increased to $5.0 million. As of March 31, 2006, TCI had advanced $3.2 million to the borrower. TCI also guaranteed an $18 million loan secured by a first lien on the undeveloped land. In September 2005, TCI purchased for $4.1 million a subsidiary of Tacco Universal, a related party that holds two notes receivable from the borrower for $3.0 and $1.0 million, respectively. These notes are secured by approximately 142 acres of undeveloped land and membership interest in the borrower. These secured notes bear interest at 12 percent, have an interest reserve for payments that is added to the principal balance on a monthly basis and matured in June 2005. Both loans were extended to September 2005 and upon maturity were paid under the advance referred to at the beginning of this paragraph. In March 2006, TCI acquired all of the interests in the borrower, including ownership of the Austin, Texas land. The land is secured by the $18 million first mortgage and a $3 million subordinated loan. In March 2006, TCI secured a development loan of $31.3 million (secured by the Austin, Texas land), of which $18 million was used to pay the existing first mortgage. The development loan matures in March 2008 and bears interest at Prime plus one percent. The Company intends to develop the land for sale to single-family residential builders.

In December 2005, TCI sold 27.192 acres and 3.73 acres of the McKinney Ranch land to a third party for $10.1 million and $1.4 million, and provided $7.6 million and $1.0 million of seller financing, respectively. Both notes bear interest at 8.0% per annum, require monthly interest only payments and mature in December 2008. In January 2006, TCI sold both notes to a financial institution for full face value less closing costs, plus accrued interest. The financial institution has a Put Option that would require TCI to purchase both notes back under the following conditions: (1) failure to construct agreed upon roads on the property by December 2006 (the road improvements have been substantially completed); (2) there occurs any event of default by the buyer; (3) certain escrow deposits for the road completion are not sufficient to cover the cost of the road construction; (4) any amendment, modification or assignment of certain development and escrow agreements between TCI and the buyer; and (5) failure of TCI to deliver certain documents to the financial institution within a timely manner. TCI and other related parties have also guaranteed the full payment of the note balances, including any outstanding interest and costs incurred by the financial institution.

In March 2006, TCI sold 10.5 acres of undeveloped land in Farmers Branch, Texas, known as the Hollywood Casino land for $3.2 million, financing $1.5 million of the sales price in the form of a demand note bearing interest at the rate of ten percent per year. In July 2006, the $1.5 million note was satisfied in full in exchange for 24.9 acres of undeveloped land in Crowley, Texas.

Related Party Transactions.

In, 2007 TCI paid prime, its affiliates and related parties $7.5 in commission which included equity refinancing and mortgage brokerage fees, and $2.5 million in incentive fees.

On November 30, 2007, we sold 36 Acres of undeveloped land known as Folsom Land to our parent company, American Realty Investors, Inc., for $12.7 million, recording a deferred gain on sale of $10.5 million. We received $7.4 million in cash and provided $5.3 million in seller financing.

In November 2006, ARI purchased Windmill Farms, 3,035 acres in Kaufman County, Texas for $52.0 million. The purchase price was funded by $39.1 million debt and $10.0 million Preferred Stock of TCI. In connection with the purchase by ARI, TCI issued $10.0 million of Series D Preferred Stock to the sellers of the property. The transaction was recorded on the books of TCI as a reduction in the amount payable to affiliate of $10.0 million. In addition, to facilitate the transaction, TCI guaranteed the debt incurred on the purchase.

In August 2006, TCI purchased 99 acres in Farmers Branch, Texas known as the LaDue/Walker tract, from ARI for $21.5 million. The transaction was financed by assumption of $9.9 million note payable and an increase in the amount payable to affiliate of $11.2 million.

In May 2006, TCI acquired the 102,615 square feet One Hickory office building in Farmers Branch, Texas from IORI. The purchase price was paid by forgiveness of the $12.2 million note receivable from IORI.

In 2006, TCI paid Prime, its affiliates and related parties $11.1 million in advisory, incentive and net income fees, $0.7 million in mortgage brokerage and equity refinancing fees, $3.64 million in property acquisition fees, $1.4 million in real estate brokerage commissions, $2.0 million in construction supervision fees and $2.35 million in property and construction management fees and leasing commissions, net of property management fees paid to subcontractors, other than affiliates of Prime. In addition, as provided in the Advisory Agreement, Prime received cost reimbursements of $2.8 million.

In August 2005, TCI sold 8.8 acres in Dallas, Texas known as the "Centura Land" to IORI for $6.7 million. For a period of one year following closing and 90 days thereafter, IORI has the right to convey the land to TCI for the original sales price, plus a 12 percent preferred return per annum accruing from the closing date. This transaction has been treated as a financing by TCI, with a note payable of $6.7 million recorded. TCI granted IORI a one-year extension of the note payable in November 2006.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

Activity in the allowance for estimated losses was as follows:

	2007	2006	2005
Balance January 1,	$ —	$—	$—
(Decrease) Increase in provision	1,978	—	—
Balance December 31,	$1,978	$—	$—

NOTE 5. *INVESTMENT IN UNCONSOLIDATED REAL ESTATE ENTITIES*

Investment in equity method real estate entities consisted of the following:

	2007	2006
American Realty Investors, Inc. ("ARI")	$14,442	$12,757
Income Opportunity Realty Investors, Inc. ("IORI")	6,162	6,345
Garden Centura, L.P	1,944	1,944
Other	5,021	9,527
	$27,569	$30,573

TCI owns an approximate seven percent interest in its parent ARI, a publicly held real estate company. ARI owns approximately 80.2% of TCI. TCI's investment in ARI has a current market value of approximately $7.3 million. TCI owns an approximate 24% interest in IORI, a publicly held real estate company. TCI's investment in IORI has a market value of approximately $5.6 million at December 31, 2007. Management continues to believe the net asset value of its investments in ARI and TCI exceeds market value and therefore, no impairment has been recorded.

Set forth below are summarized financial data for the entities accounted for using the equity method:

	2007	2006
Real estate, net of accumulated depreciation	$ 352,132	$ 317,137
Notes receivable	87,247	58,509
Other assets	245,553	219,883
Notes payable	(369,142)	(307,417)
Other liabilities	(111,982)	(132,231)
Shareholders equity/partners' capital	$ 203,808	$ 155,881

	2007	2006	2005
Rents and interest and other income	$ 69,118	$ 73,864	$ 112,983
Depreciation	(5,669)	(5,226)	(7,722)
Operating expenses	(56,600)	(61,258)	(99,415)
Gain on land sales	7,495	12,218	31,868
Interest expense	(28,690)	(29,452)	(27,487)
Income (loss) from continuing operations	(14,346)	(9,854)	10,227
Income (loss) from discontinued operations	29,254	20,123	25,973
Net income	$ 14,908	$ 10,269	$ 36,200

TCI's equity share of:

	2007	2006	2005
Income (loss) before gain on sale of real estate	$ 347	$ (610)	$ 906
Gain on sale of real estate	483	1,308	1,688
Net Income (loss)	$ 830	$ 698	$ 2,594

NOTE 6. *MARKETABLE EQUITY SECURITIES*

In March 2003, TCI acquired equity securities of Realty Korea CR-REIT Co., Ltd. No. 1 for $5.0 million, representing approximately a 9.2% ownership interest. This investment is considered an available-for-sale security. TCI recognized unrealized gains of approximately $4.1 million, $1.6 million and $900,000 during 2007, 2006 and 2005, respectively, due to increases in market price.

NOTE 7. *NOTES AND INTEREST PAYABLE*

	Balance Beginning of Year	Additional Borrowings			Amortization	Repayments Property Sales	Refinancings	Reclassifications and Other Adjustments	Balance Dec. 31, 2007
		Acquisitions	Developments	Refinancings					
Apartments	$369,908	$ 5,828	$ —	$ 37,312	$(3,583)	$(18,109)	$(15,890)	$ (37,433)	$ 338,033
Apartments under construction	30,073	—	100,974	—	(348)	—	—	—	130,699
Other developments in progress	66,547	—	63,159	14,298	(279)	—	(7,970)	—	135,755
Commercial properties	138,974	97,000	—	19,500	(3,775)	(10,329)	(18,866)	9,300	231,804
Hotels	33,738	—	—	18,460	(228)	—	(10,052)	999	42,917
Land held for development	124,816	7,400	5,418	21,946	—	(10,648)	(14,861)	(14,777)	119,294
Corporate and other	33,136	—	1,153	—	(214)	—	(500)	(29,150)	4,425
Accrued interest	1,877	—	—	—	—	—	—	2,422	4,299
Real estate held for investment	$799,069	$110,228	$170,704	$111,516	$(8,427)	$(39,086)	$(68,139)	$ (68,639)	$1,007,226
Real estate held for sale	$ 43,579	$ —	$ —	$ —	$ (666)	$(43,078)	$ —	$108,012	$ 107,847
Real estate subject to sales contract	$ 58,816	$ —	$ —	$ 38,720	$(1,488)	$ —	$(32,885)	$ (650)	$ 62,513

Notes and interest payable consisted of the following:

	2007		2006	
	Estimated Fair Value	Book Value	Estimated Fair Value	Book Value
Notes payable	$1,114,754	$1,172,950	$782,529	$897,291
Interest payable		4,636		4,173
		$1,177,586		$901,464

Scheduled principal payments are due as follows:

2008	$ 358,120
2009	120,237
2010	73,833
2011	32,162
2012	21,525
Thereafter	567,073
	$1,172,950

Notes payable at December 31, 2007, accrue interest at rates ranging from 5.50% to 12.5% per annum, and mature between 2008 and 2048. The mortgages were collateralized by deeds of trust on real estate having a net carrying value of $1,350 million.

A brief discussion of the most significant refinancing transactions follows:

On January 1, 2007, we obtained a $7.0 million loan secured by 109 acres of land in Farmers Branch, Texas known as the Manhattan land. We received $6.6 million in cash after paying closing costs.

On January 17, 2007, we refinanced the existing $3.6 million mortgage on City Suites Hotel in Chicago, Illinois for a new note of $7.3 million. We received $3.3 million in cash after paying down the existing debt and closing costs.

On March 5, 2007, we refinanced the existing $3.1 million and $3.4 million mortgage on the Majestic Hotel and Willows Hotels with a new note for $6.0 million and $5.2 million, respectively with a single lender. We received cash in aggregate of $4.4 million after pay off of existing notes and closing costs. The Hotels are located in Chicago, IL, the Majestic is a 55 room hotel and the Willows is a 52 room Hotel. The notes accrue interest at 7.76% and mature March in 2010.

On June 6, 2007, we refinanced $12.4 million in existing mortgages with a single commercial lender. The mortgages relate to eight different apartment complexes; Arbor Pointe, Courtyard, Coventry Point, Fountains at Waterford, Southgate, Sunchase, Thornwood, and Westwood Square Apartments totaling 1,287 units, located throughout Midland and Odessa, Texas. The new loans total $33.2 million. We received $16.0 million in cash after paying down property debt and defeasance costs totaling $4.1 million. The notes accrue interest at 7.03% and mature in July 2037. All eight of these apartments were sold, subsequent to year end.

On August 30, 2007, we refinanced the existing $13.1 million mortgage on the Amoco building, a 378,895 square foot commercial building located in New Orleans, LA, with a new note for $19.5 million receiving $4.6 million in cash after paying closing costs, accrued interest and fees. The new note accrues interest at LIBOR plus

400 points, currently 8.1%. The note is payable in monthly payments of interest only through September 1, 2008 at which time all accrued and unpaid interest and outstanding principal or due. The note contains a provision to extend the maturity date to September 1, 2010 with an increase in the interest rate of LIBOR plus 425 points for the first extension and LIBOR plus 450 basis points for the second extension.

One September 28, 2007, we refinanced three existing mortgages totaling $32.7 million on three apartment complexes; Limestone Ranch, Limestone Canyon, and Tivoli, located through Texas with a single lender for a new note of $38.7 million. We received $3.5 million in cash after paying down the existing debt and $2.5 million in closing costs, which include $650,000 in replacement revenues.

On December 12, 2007, we refinanced the existing $7.8 million note on 80.6 acres of land in McKinney, Texas known as McKinney Ranch Land with a new note for $8.0 million with a commercial lender. We received approximately $2,600 in cash after pay off of the existing debt and closing costs. The new note is payable in monthly installments of interest only. The note accrues interest at prime plus 2.5%, which was 10% at December 31, 2007. The principal and all unpaid and accrued interest are due and payable on maturity, December 1, 2010.

In March 2006, TCI received a development loan in the amount of $31.3 million secured by the Circle C land in Austin, Texas. The development loan matures in March 2008 and bears interest at Prime plus one percent. The Company intends to develop the land for sale to single-family residential builders.

In December 2006, TCI received a loan in the amount of $10.8 million for the purchase of approximately 16.8 acres in North Dallas known as the Ewing land. The land was acquired for future development and borders the cities of Addison and Farmers Branch, Texas. The loan matures in December 2009 and requires interest only payments at five and one-half percent until maturity.

In November 2006, TCI received a loan in the amount of $18.4 million in connection with the purchase of the Galleria East/Showcase Chevrolet property in North Dallas. The note requires interest only payments at six percent until maturity in December 2007.

In November 2006 TCI received approximately $5.2 million and $1.5 million in separate transactions for adjoining parcels of land in North Dallas totaling approximately nine acres. The notes require interest only payments at six percent until maturity in December 2007.

In December 2006, TCI refinanced the Woodview Apartments in Odessa, Texas in the principal amount of $5.2 million from Union Bank of California. Terms of the note require monthly interest only payments through January 2010 and commencing February 2010 monthly principal interest payments based on a twenty-seven year amortization. The interest rate is fixed for the first five years at 6.75% then converts to a variable rate at the six month LIBOR rate plus 2.25% adjusted quarterly. The loan matures in January 2037.

In June 2006, TCI obtained replacement financing for the Forum Office building in Richmond, Virginia in the principal amount of $6.0 million from Woori Bank in Richmond, Virginia. Terms of the note require monthly principal and interest payments based on a twenty-year amortization. The interest rate is fixed for the first five years at 7.75% and then converts to a variable rate at Prime plus 0.5%, adjusted quarterly. The loan matures in July 2013.

In May 2006, TCI refinanced the property at 1800 Valley View Lane in Farmers Branch, Texas known as One Hickory, in the principal amount of $9.3 million. TCI's principal offices are located in this facility. The lender is Cathay Bank in Houston, Texas. The loan matures in 2010 and requires monthly principal and requires monthly principal and interest payments based on a 20-year amortization. The interest rate is fixed and based on the five-year Treasury Note plus 2%.

In July 2006, TCI refinanced the property at 1750 Valley View Lane in Farmers Branch, Texas known as Two Hickory, in the principal amount of $9.5 million. The lender is Cathay Bank in Houston, Texas. The loan matures in September 2011 and requires monthly principal and interest payments based on a 25-year amortization. The interest rate is fixed and based on the five-year Treasury Note plus 2%.

In October 2006, TCI refinanced the 99-acre tract in Farmers Branch, Texas known as LaDue/Walker. The gross amount of the loan was $13.9 million, which was reduced by $3.4 million previously escrowed for participations. The net proceeds after payoff of the previous loan were $0.3 million. Terms of the loan call for interest at 8.6% and maturity in August 2008.

In April 2006, TCI obtained an additional $5.7 million in financing on the 109-acre tract of land located at State Highway 114 and Belt Line Road in Irving, Texas known as Payne I Land, or TCI 109 Beltline. The loan from Bank Midwest accrues interest at 9% and matures in December 2007 and is secured by a first and second lien on the subject property. Terms require interest only payments monthly and the balance at maturity.

In March 2006, TCI refinanced the 5.34 acre tract in Dallas, Texas known as West End Land, in the principal amount of $8.37 million. The loan from U.S. Bank accrues interest at the Prime rate plus 1% and matures January 2007. In 2007, the loan was extended until March 2008.

In November 2006, TCI, through a subsidiary company, closed on the initial round of funding for a $15 million secured line of credit provided by a California-based lending institution. Proceeds for the initial funding were $14.3 million, net of closing costs and fees of $700,000. The net proceeds were used primarily to fund acquisitions and operations. Advances under the line of credit are presently secured by 11 separate tracts of land located in Dallas County and Kaufman County, Texas, the largest of which is a 2,700 acre tract of land in Kaufman County. The advances accrue interest at the rate of Prime plus 200 basis points; interest is payable monthly. Monthly principal payments equal to 1/72nd of the outstanding advances are required in months 4-12 following the advance; additional principal payments equal to 1/36th of the outstanding advances are required in months 13-18 following the advance. All unpaid principal and interest is due on the earlier of a) 18 months after the advance or b) November 2010. The loan is guaranteed by TCI and TCI is required to meet certain net worth and coverage ratios on a quarterly and annual basis.

NOTE 8. *RELATED PARTY TRANSACTIONS*

TCI received rents of $2.2 Million in 2007, $846,000 in 2006 and $72,000 in 2005 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory and Addison Hanger.

Effective March 31, 2003, TCI financial results have been consolidated with the American Realty Investors, Inc. ("ARI") Form 10-K and related consolidated financial statements. As of December 31, 2007, ARI owned 82.2% of the outstanding TCI common shares.

In November 2006, ARI purchased Windmill Farms, 3,035 acres in Kaufman County, Texas for $52.0 million. The purchase price was funded by $39.1 million debt and $10.0 million Preferred Stock of TCI. In connection with the subsequent purchase of Windmill Farms by ARI, TCI issued $10.0 million of Series D Preferred Stock to the sellers of the property. The transaction was recorded on the books of TCI as a reduction in the amount payable to affiliate of $10.0 million.

Throughout the period in which TCI qualified as a REIT for tax purposes, TCI charged rent to Regis Hotel Corporation, a related party, for TCI's four hotel properties that were managed by Regis Hotel Corporation. As of December 31, 2000, when TCI no longer qualified as a REIT, the receivable from these rents totaled $2.1 million. During 2004 and 2005, this receivable was reduced by management fees earned by Regis Hotel Corporation. During 2006, TCI wrote off approximately $577,000 of the receivable which pertained to the Majestic Inn in San Francisco, California, which was sold in 2005. As of December 31, 2007 and 2006, the receivable from Regis Hotel Corporation was $185,000 and $403 million, respectively.

In December 2003, TCI's Board of Directors approved the payment to Regis of a six percent construction management fee on all construction projects in progress at December 31, 2003 and thereafter, to be applied to all construction costs incurred during 2003 and thereafter on each project. TCI incurred construction management and supervision fees of $5.9 million for 2007 and $2.6 million for 2006.

In August 2005, TCI sold 8.8 acres, known as "Centura Land" to IORI for $6.7 million. For a period of one year following closing and 90 days thereafter, the buyer has the right to convey the land to TCI for the original sales price, plus a 12% preferred return per annum accruing from the closing date. This transaction has been treated as a financing by TCI, with a note payable of $6.7 million recorded. The put option was extended for one year and expires in November 2007. This has been extended.

In October 2003, TCI sold the One Hickory office building in Farmers Branch, Texas to IORI, a related party. TCI owns approximately 25 percent of the outstanding common shares of IORI. TCI sold One Hickory to IORI for $12.2 million and financed $12.0 million of the purchase price with a note receivable bearing interest at 5.49 percent per annum and maturing in June 2006. The $12.2 million sales price approximated TCI's initial cost of acquiring the property in 2002 from American Realty Investors, Inc. ("ARI"), a related party. ARI owns approximately 82 percent of the outstanding common shares of TCI. IORI immediately sold One Hickory together with 202 acres of undeveloped land to a partnership, the general partner of which was then an affiliate of ARI for a total sales price of $37.2 million. In May 2006, the partnership sold One Hickory and the undeveloped land back to IORI for $37.2 million. IORI in turn sold One Hickory back to TCI, in satisfaction of the $12.0 million note payable to IORI.

In November 2006, ARI purchased Windmill Farms, 3,035 acres in Kaufman County, Texas for $52.0 million. The purchase price was partially funded by $39 million debt and $10.0 million Preferred Stock of TCI. In connection with the purchase by ARI, TCI issued $10.0 million of Series D Preferred Stock to the sellers of the property. The transaction was recorded on the books of TCI as a reduction in the amount payable to affiliate of $10.0 million.

In August 2006, TCI purchased 99 acres in Farmers Branch, Texas known as the LaDue/Walker tract, from ARI for $21.5 million. The transaction was financed by assumption of $9.9 million note payable and an increase in the amount payable to affiliate of $11.2 million.

During 2002, TCI's Board of Directors authorized the Chief Financial Officer of the Company to advance funds either to or from the Company, through BCM (then the advisor to the Company), in an amount up to $15.0 million, on the condition that such advances shall be repaid in cash or transfers of assets within 90 days. These advances are unsecured, generally have not had specific repayment terms, and have been reflected in TCI's financial statements as other assets or other liabilities. Several property transfers from BCM or Prime were made during 2005 and 2004 to reduce the affiliate balance. Each of these transactions was approved by TCI's Board of Directors. Effective July 1, 2005, TCI and the advisor agreed to charge interest on the outstanding balance of funds advanced to or from TCI. The interest rate, set at the beginning of each quarter, is the prime rate plus 1% on the average daily cash balances advanced.

Affiliate receivable with Regis Hotel Corporation are included within Other Assets and the affiliate payable to Prime and IORI is included within Other Liabilities in the accompanying consolidated balance sheet. Prime replaced BCM as the contractual advisor in July 2003 and assumed all of BCM's affiliate balances and obligations from TCI. The following table reconciles the beginning and ending balances of affiliate receivables (payables) as of December 31, 2007.

	Prime
Balance, December 31, 2006	$ (7,167)
Cash transfers	92,291
Cash repayments	(86,429)
Repayments through property transfers	34,558
Fees payable to affiliates	(30,197)
TCI expenses paid by Prime	(5,620)
Balance, December 31, 2007	$ (2,564)

Other Assets of December 31, 2007 and 2006 include $185,000 and $351,000 respectively due from Regis Hotel Corporation, a related party.

NOTE 9. *PREFERRED STOCK*

In conjunction with the purchase of the Baywalk, Island Bay and Marina Landing Apartments, all located in Galveston, Texas, TCI issued 30,000 shares of Series C Preferred Stock. TCI's Series C Cumulative Convertible Preferred Stock consists of a maximum of 30,000 shares with a liquidation preference of $100.00 per share. Dividends are payable at the annual rate of $5.00 per share or $1.25 per quarter through September 2002, then $6.00 per share annually or $1.50 per quarter through September 2003, then $7.00 per share annually or $1.75 per quarter thereafter. After September 30, 2006, the Series C Preferred Stock may be converted into Common Stock at 90.0% of the daily average closing price of the Common Stock for the prior five trading days. The Series C Preferred Stock is redeemable for cash at any time at the option of TCI. At December 31, 2006, 30,000 shares of Series C Preferred Stock were issued and outstanding.

In November 2006, TCI acquired approximately 3,000 acres of partially developed land in Forney, Texas, known as Windmill Farms for approximately $50.2 million. Forney is a suburb east of the Dallas Fort Worth Metroplex. The purchase price was paid by issuance of $10 million in TCI Series D Preferred Stock, as well as additional financing arranged by Prime. Immediately upon closing, TCI sold its interest in the property to ARI, for an amount equal to its investment in the property, at no gain or loss. ARI assumed all of the liabilities incurred associated with the purchase. The net $10 million proceeds from the sale to ARI were applied to reduce the balance due to Prime. The Series D Preferred Stock, which is not convertible into any other security, requires dividends payable at the initial rate of seven percent annually. The dividend rate increases ratably from seven to nine percent in future periods.

NOTE 10. *DIVIDENDS*

TCI paid no dividends on its Common Stock in 2007, 2006 or 2005. The payment of dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

NOTE 11. *STOCK OPTIONS*

In October 2000, TCI's stockholders approved the 2000 Stock Option Plan ("2000 Plan"). The 2000 Plan is administered by the Stock Option Committee, which currently consists of two Independent Directors of TCI. The exercise price per share of an option will not be less than 100% of the fair market value per share on the date of grant thereof. As of December 31, 2006, TCI had 300,000 shares of Common Stock reserved for issuance under the 2000 Plan. No options have been granted under the 2000 Plan.

In October 2000, TCI's stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 140,000 shares of TCI's Common Stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. Each Independent Director was granted an option to purchase 5,000 Common shares at an exercise price of $14.875 per share on October 10, 2000, the date stockholders approved the plan. On January 1, 2005, 2004 and 2003, each Independent Director was granted an option to purchase 5,000 Common shares. The exercise price was $14.25, $16.73 and $17.64 per Common shares for 2005, 2004 and 2003, respectively. On December 15, 2005, the Board of Directors terminated the Director's Plan.

	2007		2006	
	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Outstanding at January 1,	40,000	$16.01	40,000	$16.01
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—
Outstanding at December 31,	40,000	$16.01	40,000	$16.01

NOTE 12. *ADVISORY AGREEMENT*

Basic Capital Management, Inc. ("BCM") served as advisor to TCI from March 28, 1989 to June 30, 2003. Effective July 1, 2003, BCM was replaced as contractual advisor to TCI by Prime Asset Management, Inc., ("PAMI"). PAMI is owned by Realty Advisors (80.0%) and Syntek West (20.0%), related parties. Syntek West is owned by Gene E. Phillips. Effective August 18, 2003, PAMI changed its name to Prime Income Asset Management, Inc., ("PIAMI"). On October 1, 2003, Prime Income Asset Management, LLC ("Prime"), which is owned 100% by PIAMI, replaced PIAMI as the advisor to TCI. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. Mr. Phillips is not an officer or director of BCM or PIAMI or Prime, but serves as a representative of the trust, is involved in daily consultation with the officers of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Under the Advisory Agreement, Prime is required to annually formulate and submit for Board approval a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity and other investments. Prime is required to report quarterly to the Board on TCI's performance against the business plan. In addition, all transactions require prior Board approval unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Prime by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the stockholders and contains a broad standard governing Prime's liability for losses incurred by TCI.

The Advisory Agreement provides for Prime to be responsible for the day-to-day operations and to receive an advisory fee comprised of a gross asset fee of .0625% per month (.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves), and an annual net income fee equal to 7.5% of net income, after certain adjustments.

The Advisory Agreement also provides for Prime to receive an annual incentive sales fee. Prime or an affiliate of Prime is to receive an acquisition commission for supervising the purchase or long-term lease of real estate. Prime or an affiliate of Prime is also to receive a mortgage brokerage and equity refinancing fee for obtaining loans to or refinancing of TCI's properties. In addition, Prime receives reimbursement of certain expenses incurred by it, in the performance of advisory services for TCI.

The Advisory Agreement requires Prime or any affiliate of Prime to pay to TCI one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded if the Operating Expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement. In 2005, Prime was required to refund to TCI $2.4 million of Prime's advisory fees. Prime was not required to refund any of its 2006 or 2007 advisory fees.

Additionally, if management were to request that Prime render services other than those required by the Advisory Agreement, Prime or an affiliate of Prime would be separately compensated for such additional services on terms to be agreed upon from time to time. As discussed in NOTE 13. "PROPERTY MANAGEMENT," Triad Realty Services, Ltd. ("Triad"), an affiliate of Prime, provides property management services. As discussed in NOTE 14. "REAL ESTATE BROKERAGE", since January 1, 2003, Regis Realty I, LLC ("Regis I"), a related party, provided, on a non-exclusive basis, brokerage services.

NOTE 13. *PROPERTY MANAGEMENT*

Triad provides property management services for a fee of 6.0% or less of the monthly gross rents collected on residential properties and 3.0% or less of the monthly gross rents collected on commercial properties under its management. Triad subcontracts with other entities for property-level management services at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is a related party. Triad subcontracts the property-level management and leasing of 24 of TCI's commercial properties (office buildings, shopping centers and industrial warehouses) and three of its hotels to Regis I. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Since January 1, 2003, Regis Hotel I, LLC has managed TCI's three hotels. The sole member of Regis I and Regis Hotel I, LLC is HRS Holdings LLC ("HRSH LLC").

During 2005, 2006 and 2007, Regis I provided construction management and supervision services for TCI's properties under construction. Regis I charged fees of 6.0% of certain construction costs. Those fees totaled $6.2 million, $2.0 million and $2.6 million for 2005, 2006 and 2007, respectively.

NOTE 14. *REAL ESTATE BROKERAGE*

Regis I also provides brokerage services on a non-exclusive basis and is entitled to receive a commission for property purchases and sales, in accordance with a sliding scale of total brokerage fees to be paid by TCI.

NOTE 15. *ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.*

	2007	2006	2005
	(dollars in thousands)		
Fees:			
Advisory fee	$10,704	$ 8,626	$4,736
Sales incentive fee	2,564	1,490	—
Net income fee	(514)	972	522
Property acquisition	1,279	980	1,076
Mortgage brokerage and equity refinancing	1,342	678	202
	$15,375	$12,746	$6,536
Cost reimbursements	$ 3,409	$ 2,778	$2,359
Rent Revenue	$ 2,211	$ 846	$ 72

Cost reimbursements incurred by BCM and Prime related to TCI and ARI are allocated based on the relative market values of each company's assets.

Fees paid to Triad, an affiliate, Regis I and related parties:

	2007	2006	2005
	(dollars in thousands)		
Fees:			
Property acquisition	$ 2,494	$2,664	$2,452
Real estate brokerage	2,367	1,358	1,878
Construction supervision	5,422	1,991	1,714
Property and construction management and leasing commissions	2,242	2,353	1,613
	$12,525	$8,366	$7,657

NOTE 16. *INCOME TAXES*

For 2007, TCI has a taxable loss without the use of operating loss carry forwards. A net operating loss amount represents a credit toward regular Federal income tax liabilities in future years. As management cannot determine that it is more likely than not that TCI will realize the benefit of the deferred tax asset created by a net operating loss, a 100% valuation allowance has been established.

The income tax benefit for 2007 and 2006 in the accompanying financial statement were calculated under a Tax Sharing and Compensating Agreement (Agreement) between TCI and ARI. In 2007 and 2006, ARI had net income and TCI had net losses, thus, TCI recorded a current Federal tax benefit in the amount of $2,766,000 and $3,771,000. The benefit in 2007 and 2006 were based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%.

Current income tax expense is attributable to:

	2007	2006	2005
Income from continuing operations	$(8,250)	$(5,533)	$(9,049)
Income from discontinued operations	5,484	1,762	9,473
	$(2,766)	$(3,771)	$ 424

There was no deferred tax expense (benefit) recorded for the period as a result of the uncertainty of the future use of the deferred tax asset.

The Federal income tax expense differs from the amount computed by the applying the corporate tax rate of 35% to the income before income taxes as follows:

	2007	2006	2005
Computed "expected" income tax (benefit) expense	$ 3,888	$ 1,227	$ 3,322
Book to tax differences from partnerships not consolidated for tax purposes	7,362	(2,619)	265
Book to tax differences of depreciation and amortization	987	811	729
Book to tax differences in gains on sale of property	(4,161)	(1,107)	2,935
Book to tax differences from insurance proceeds	(10,371)	(7,139)	0
Use of net operating loss carryforward	0	0	(7,944)
Partial valuation allowance against current net operating loss benefit	0	6,317	0
Other	(471)	(1,261)	693
	$ (2,766)	$(3,771)	$ —
Alternative minimum tax	$ —	$ —	$ 424

The tax effect of temporary differences that give rise to the deferred tax asset are as follows:

	2007	2006	2005
Net operating losses	$ 11,667	$ 18,281	$ 7,792
AMT credits	1,210	1,210	1,347
Basis difference of:			
Real estate holdings	(18,381)	(21,975)	(7,797)
Notes receivable	4,712	4,711	4,711
Investments	(10,468)	(7,844)	(6,922)
Notes payable	21,856	21,918	22,791
Deferred gains	5,707	14,069	14,235
Total	16,303	30,370	36,157
Deferred tax valuation allowance	(16,303)	(30,370)	(36,157)
Net deferred tax asset	$ —	$ —	$ —

TCI has tax net operating loss carry forwards of approximately $30.7 million expiring through the year 2027.

NOTE 17. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

TCI'S real estate operations include the leasing of commercial properties (office buildings, industrial warehouses and shopping centers). The leases thereon expire at various dates through 2020. The following is a schedule of minimum future rents on non-cancelable operating leases at December 31, 2007:

2008	$ 30,999
2009	28,222
2010	22,759
2011	17,829
2012	11,893
Thereafter	33,363
	$145,065

NOTE 18. *OPERATING SEGMENTS*

Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of general and administrative expenses. Management evaluates the performance of the operating segments and allocates resources to each of them based on their operating income and cash flow. Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, minority interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate. There are no intersegment revenues and expenses and TCI conducted all of its business within the United States, with the exception of Hotel Akademia, a 161 room hotel in Wroclaw, Poland, which began operations in 2002. See "NOTE 2. "REAL ESTATE" and NOTE 3. "NOTES AND INTEREST RECEIVABLE."

Presented below is the operating income of each operating segment and each segment's assets for the years 2007, 2006 and 2005.

TRANSCONTINENTAL REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations and total assets:

	Commercial Properties	Apartments	Hotels	Land	Other	Total
2007						
Operating revenue	$ 57,065	$ 69,213	$ 7,696	$ 490	$ 26	$ 134,490
Operating expenses	33,123	37,561	6,124	2,619	1,197	80,624
Depreciation and amortization	10,448	11,365	793	17	—	22,623
Mortgage and loan interest	17,426	29,586	1,668	14,007	4,357	67,044
Provision for asset impairment	2,012	1,674	—	—	—	3,686
Interest income	—	—	—	—	2,257	2,257
Gain on land sales	—	—	—	11,956	—	11,956
Segment operating income (loss)	$ (5,944)	$ (10,973)	$ (889)	$ (4,197)	$ (3,271)	$ (25,274)
Capital expenditures	8,743	883	—	3,147	—	12,773
Assets	323,573	667,972	21,961	348,695	43,775	1,405,976
Property Sales						
Sales price	$ 9,350	$ 40,480	$ —	$ 42,588	$ —	$ 92,418
Cost of sale	5,921	28,089	—	15,391	—	49,401
Deferred current gain	—	—	—	15,241	—	15,241
Recognized prior deferred gain	5,099	—	—	—	—	5,099
Gain on sale	$ 8,528	$ 12,391	$ —	$ 11,956	$ —	$ 32,875

	Commercial Properties	Apartments	Hotels	Land	Other	Total
2006						
Operating revenue	$ 37,424	$ 60,966	$ 5,527	$ 1,094	$ 410	$ 105,421
Operating expenses	23,331	35,551	3,387	2,750	11	65,030
Depreciation and amortization	8,819	10,259	845	28	—	19,951
Mortgage and loan interest	10,552	26,769	1,043	10,428	(1,311)	47,481
Interest income	—	—	—	—	2,698	2,698
Gain on land sales	—	—	—	11,421	—	11,421
Segment operating income (loss)	$ (5,278)	$ (11,613)	$ 252	$ (691)	$ 4,408	$ (12,922)
Capital expenditures	10,146	17,832	1,781	4,980	—	34,739
Assets	210,818	500,819	21,460	325,193	51,968	1,110,258
Property Sales						
Sales price	$ —	$ 15,350	$ —	$ 37,834	$ —	$ 53,184
Cost of sale	—	9,661	—	26,413	—	36,074
Deferred current gain	—	—	—	—	—	—
Recognized prior deferred gain	—	—	—	—	—	—
Gain on sale	$ —	$ 5,689	$ —	$ 11,421	$ —	$ 17,110

	Commercial Properties	Apartments	Hotels	Land	Other	Total
2005						
Operating revenue	$ 26,033	$ 49,052	$ 4,563	$ 580	$ 1,402	$ 81,630
Operating expenses	14,644	29,829	2,843	2,721	(178)	49,859
Depreciation and amortization	6,101	7,676	435	31	—	14,243
Mortgage and loan interest	7,055	18,873	906	5,007	975	32,816
Provision for asset impairment	—	—	—	1,840	—	1,840
Interest income	—	—	—	—	3,671	3,671
Gain on land sales	—	—	—	7,702	—	7,702
Segment operating income (loss)	$ (1,767)	$ (7,326)	$ 379	$ (1,317)	$ 4,276	$ (5,755)
Capital expenditures	2,514	53,303	41	909	—	56,767
Assets	183,114	449,780	19,303	208,126	71,672	931,995
Property Sales						
Sales price	$ 50,927	$ 19,750	$ 7,900	$ 28,537	$ —	$ 107,114
Cost of sale	31,089	11,880	4,628	13,492	—	61,089
Deferred current gain	—	—	—	7,343	—	7,343
Recognized prior deferred gain	—	493	—	—	—	493
Gain on sale	$ 19,838	$ 8,363	$ 3,272	$ 7,702	$ —	$ 39,175

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations:

	2007	2006	2005
Segment operating income (loss)	(25,274)	(12,922)	(5,755)
Other non-segment items of income/(expense)			
General and administrative	(9,793)	(3,979)	(8,078)
Advisory fees	(10,704)	(8,626)	(4,736)
Gain/(loss) on foreign currency transaction	2,368	2	292
Provision for losses	—	—	—
Discount on sale of note receivable	—	—	—
Net income fee	514	(972)	(522)
Incentive fee	(2,564)	(1,490)	—
Gain on involuntary conversion	34,771	20,479	—
Other income (expense)	1,805	928	370
Equity in earnings of investees	1,502	890	968
Minority interest	50	393	(112)
Income(loss) from continuing operations	(7,325)	(5,297)	(17,573)

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2007	2006
Segment assets	$1,405,976	$1,110,258
Intercompany/PRA balances	1,613	(3,450)
Investments in real estate partnerships	40,726	30,573
Investments in marketable securities	—	9,038
Receivables from prime	(1,773)	(7,167)
Assets held for sale	74,647	110,915
Total assets	$1,521,189	$1,250,167

NOTE 19. *DISCONTINUED OPERATIONS*

Effective January 1, 2002, TCI adopted Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. This statement requires that the operations related to properties that have been sold or properties that are intended to be sold, be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are to be designated as "held for sale" on the balance sheet.

For 2007, 2006 and 2005, income (loss) from discontinued operations relates to 21 operating properties sold in 2007 or to be sold in 2008, 13 operating properties sold during 2006 and 22 operating properties sold during 2005. The following table summarizes revenue and expense information for these properties sold.

	For the twelve months ending December 31,		
	2007	2006	2005
Revenue			
Rental	$ 29,920	$ 33,410	$ 39,016
Property operations	20,767	20,872	27,379
	9,153	12,538	11,637
Expenses			
Interest	(11,507)	(9,340)	(13,520)
G&A	(59)	(88)	(177)
Depreciation	(2,836)	(3,767)	(2,440)
	(14,402)	(13,195)	(16,137)
Net loss from discontinued operations before gains on sale of real estate	(5,249)	(657)	(4,500)
Gain on sale of discontinued operations	20,919	5,689	31,473
Write down of assets held for sale	—	—	(1,580)
Equity in investee gain on sale of real estate	—	—	1,673
Income (loss) from discontinued operations	15,670	5,032	27,066
Tax benefit	(5,484)	(1,762)	(9,473)
Income (loss) from discontinued operations	$ 10,186	$ 3,270	$ 17,593

NOTE 20. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of TCI's quarterly results of operations for the years 2007, 2006 and 2005 (unaudited):

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2007				
Total Operating Revenues	$ 31,422	$ 34,294	$ 32,519	$ 36,255
Total Operating Expenses	27,976	30,943	30,670	34,155
Operating (loss)/income	3,446	3,351	1,849	2,100
Other income (expense)	(12,825)	(15,726)	(19,571)	16,543
Income (loss) before gain on real estate sales, equity in earnings of investees and minority interest	(9,379)	(12,375)	(17,722)	18,643
Gain on land sales	4,769	(3,651)	5,755	5,083
Minority interest	30	(26)	19	27
Equity in income (loss) of investees	—	—	—	1,502
Income Tax benefit	(585)	854	2,800	5,181
Net Income (loss) from continuing operations	(5,165)	(15,198)	(9,148)	30,436
Net Income (loss) from discontinued operations	(1,086)	1,585	5,199	4,488
Net Income (loss)	(6,251)	(13,613)	(3,949)	34,924
Preferred dividend requirement	(228)	(227)	(229)	(241)
Income (loss) applicable to common shares	$ (6,479)	$ (13,840)	$ (4,178)	$ 34,683
Per Share Data				
Basic Earnings per share				
Net Income (loss) from continuing operations	$ (0.68)	$ (1.96)	$ (1.18)	$ 3.82
Net Income (loss) from discontinued operations	(0.14)	0.21	0.65	0.57
Net Income (loss) applicable to common shares	$ (0.82)	$ (1.75)	$ (0.53)	$ 4.39
Weighted Average shares outstanding	7,900,213	7,881,232	7,942,089	8,082,949
Diluted Earnings per share				
Net Income (loss) from continuing operations	$ (0.68)	$ (1.96)	$ (1.18)	$ 3.63
Net Income (loss) from discontinued operations	(0.14)	0.21	0.65	0.54
Net Income (loss) applicable to common shares	$ (0.82)	$ (1.75)	$ (0.53)	$ 4.17
Weighted Average shares outstanding	7,900,213	7,881,232	7,942,089	8,317,885

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2006				
Total Operating Revenues	$ 24,422	$ 23,714	$ 26,923	$ 30,362
Total Operating Expenses	22,220	21,456	24,212	29,698
Operating (loss)/income	2,202	2,258	2,711	664
Other income (expense)	(9,956)	(10,660)	(10,951)	5,732
Income (loss) before gain on real estate sales, equity in earnings of investees and minority interest	(7,754)	(8,402)	(8,240)	6,396
Gain on land sales	331	8,690	2,973	(573)
Minority interest	(172)	362	355	(152)
Equity in income (loss) of investees	—	—	—	890
Income Tax benefit	(314)	1,400	209	4,236
Net Income (loss) from continuing operations	(7,909)	2,050	(4,703)	10,797
Net Income (loss) from discontinued operations	(582)	2,600	389	864
Net Income (loss)	(8,491)	4,650	(4,314)	11,661
Preferred dividend requirement	(53)	(53)	(53)	(51)
Income (loss applicable to common shares	$ (8,544)	$ 4,597	$ (4,367)	$ 11,610
Per Share Data				
Basic Earnings per share				
Net Income (loss) from continuing operations	$ (1.01)	$ 0.25	$ (0.60)	$ 1.36
Net Income (loss) from discontinued operations	(0.07)	0.33	0.05	0.11
Net Income (loss) applicable to common shares	$ (1.08)	$ 0.58	$ (0.55)	$ 1.47
Weighted Average shares outstanding	7,900,869	7,900,869	7,900,869	7,900,869
Diluted Earnings per share				
Net Income (loss) from continuing operations	$ (1.01)	$ 0.24	$ (0.60)	$ 1.31
Net Income (loss) from discontinued operations	(0.07)	0.32	0.05	0.11
Net Income (loss) applicable to common shares	$ (1.08)	$ 0.56	$ (0.55)	$ 1.42
Weighted Average shares outstanding	7,900,869	8,180,401	7,900,869	8,180,401

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2005				
Total Operating Revenues	$ 20,362	$ 21,292	$ 20,299	$ 19,677
Total Operating Expenses	19,009	20,209	18,875	18,823
Operating (loss)/income	1,353	1,083	1,424	854
Other income (expense)	(8,089)	(7,620)	(7,656)	(7,480)
Income (loss) before gain on real estate sales, equity in earnings of investees and minority interest	(6,736)	(6,537)	(6,232)	(6,626)
Gain on land sales	10	2,394	2,331	2,967
Minority interest	155	(181)	33	(119)
Equity in income (loss) of investees	1,191	(45)	(170)	(8)
Income Tax benefit	3,405	245	144	5,256
Net Income (loss) from continuing operations	(1,975)	(4,124)	(3,894)	1,470
Net Income (loss) from discontinued operations	6,323	456	268	10,545
Net Income (loss)	4,348	(3,668)	(3,626)	12,015
Preferred dividend requirement	(53)	(52)	(53)	(52)
Income (loss applicable to common shares	$ 4,295	$ (3,720)	$ (3,679)	$ 11,963
Per Share Data				
Basic Earnings per share				
Net Income (loss) from continuing operations	$ (0.26)	$ (0.53)	$ (0.50)	$ 0.18
Net Income (loss) from discontinued operations	0.80	0.06	0.03	1.34
Net Income (loss) applicable to common shares	$ 0.54	$ (0.47)	$ (0.47)	$ 1.52
Weighted Average shares outstanding	7,900,869	7,900,869	7,900,869	7,900,869
Diluted Earnings per share				
Net Income (loss) from continuing operations	$ (0.26)	$ (0.53)	$ (0.50)	$ 0.17
Net Income (loss) from discontinued operations	0.80	0.06	0.03	1.29
Net Income (loss) applicable to common shares	$ 0.54	$ (0.47)	$ (0.47)	$ 1.46
Weighted Average shares outstanding	7,900,869	7,900,869	7,900,869	8,180,401

Quarterly results presented differ from those previously reported in TCI's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with SFAS 144.

NOTE 21. *COMMITMENTS AND CONTINGENCIES AND LIQUIDITY*

Partnership Obligations. TCI is the limited partner in 10 partnerships that are currently constructing residential properties. As permitted in the respective partnership agreements, TCI intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buy out the nonaffiliated partners are limited to development fees earned by the non-affiliated partners, and are set forth in the respective partnership agreements. The total amount of the expected buyouts as of December 31, 2006 is approximately $2.1 million.

Commitments. In September 2005, TCI deposited $1.8 million with a seller for the purchase of partnership and member interests in 14 separate apartments and apartment developments located in the Southeast. Each partnership or membership purchase will be closed separately, pending lender approval and other conditions. TCI's total cash investment can be up to $3.6 million if all interests are purchased. TCI has formed a number of partnerships with ICON Partners (formerly Woodmont Development) to develop various residential and commercial projects. Generally, TCI is a 75% general partner in these partnerships, and is obligated to advance any required equity.

Liquidity. Management believes that TCI will generate excess cash from property operations in 2007; such excess, however, will not be sufficient to discharge all of TCI's obligations as they become due. Management intends to sell income producing assets, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Guarantees. In February 2004, various subsidiaries of TCI guaranteed a $10 million line of credit for its parent, ARI. The subsidiaries of TCI also pledged and assigned assets, in the form of securities and partnership interests in construction properties, as additional collateral for this line of credit.

In August 2005, TCI guaranteed the $10.0 million note payable on the Tivoli Apartments purchased from TCI by a subsidiary of UHF in December 2003. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses. The lender approved the transfer of the note to UHF's subsidiary as part of this transaction.

In September 2005, TCI guaranteed a loan of $1.6 million for a subsidiary of UHF. This loan is secured by a first lien on 22.3 acres of land known as Chase Oaks in Plano, Texas, owned by the related party.

In November 2005, TCI sold a note receivable for $1.1 million known as Round Mountain to a third party financial institution for full face value and accrued interest. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses.

In December 2005, TCI sold two notes receivable on McKinney Ranch land for $8.9 million to a third party financial institution for full face value and accrued interest. TCI has guaranteed the payment obligations of the note balance, all interest accrued and payable, all other costs and fees associated with the note and any future collection expenses.

In October 2006, Realty Advisors, Inc. ("RAI"), an affiliate of TCI and the parent company of BCM, borrowed $8 million from a South Korea commercial bank for the purpose of partially funding an investment in SH Chemical Co., Ltd. ("SH") a public company based in South Korea and a manufacturer of expanded polystyrene resin products. RAI purchased approximately 34% of the outstanding common stock of SH. The $8 million commercial bank loan is collateralized by RAI's investment in SH and is guaranteed by TCI.

Other Litigation. TCI is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on TCI's financial condition, results of operations or liquidity.

NOTE 22. *SUBSEQUENT EVENTS*

Activities subsequent to December 31, 2007 not already reflected elsewhere in this 10-K are disclosed below.

In 2008, TCI purchased the following properties:

Property	Location	Units/ Sq.Ft./ Acres	Purchase Price	Net Cash Paid	Debt Incurred	Interest Rate	Maturity Date
Land							
Woodmont TCI Group XIV	Dallas, TX	3.895 Acres	$5,900	$1,897	$4,095	7.5%	Feb-09
1010 Common Land	New Orleans, LA	.0396 Acres	725	736	—		

In 2008, TCI sold the following properties:

Property	Location	Units/ Sq.Ft./ Acres	Purchase Price	Cash Receive	Discharged	Gain on Sale
Apartments						
4400 Apartments	Midland, TX	92 Units	$ 4,893	$1,924	$2,825	$3,305
Arbor Pointe	Odessa, TX	194 Units	8,236	2,833	5,085	7,206
Ashton Way	Midland, TX	178 Units	5,722	2,940	2,600	4,002
Autumn Chase	Midland, TX	64 Units	3,452	943	2,398	2,160
Coutyard	Midland, TX	133 Units	5,564	953	3,440	3,870
Coventry Pointe	Midland, TX	120 Units	4,927	756	3,120	4,058
Fairway	Longview, TX	152 Units	6,410	4,093	2,225	4,784
Fountains at Waterford	Midland, TX	172 Units	9,297	3,063	5,919	8,049
Hunters Glen	Midland, TX	260 Units	7,027	1,111	4,460	4,452
Soutgate	Odessa, TX	180 Units	7,379	1,174	4,614	5,564
Sunchase	Odessa, TX	300 Units	11,166	3,430	7,325	7,957
Thornwood	Midland, TX	109 Units	4,839	1,037	3,323	2,601
Westwood	Odessa, TX	79 Units	2,147	1,138	936	1,741
Woodview	Odessa, TX	232 Units	8,868	3,294	5,229	5,704
Fairway View	El Paso, TX	264 Units	10,300	4,841	4,449	6,032
Commercial						
Lexington Office Building	Colorado Springs, CO	74,603 SQ.FT.	5,357	1,646	3,534	689
Hotel						
City Suites	Chicago, IL	45 Rooms	10,500	—	7,200	6,182
Majestic	Chicago, IL	55 Rooms	11,000	—	5,330	8,052
Willows	Chicago, IL	52 Rooms	8,500	7,592	5,100	4,195
Land						
McKinney Ranch Land	McKinney, TX	13.8869 Acres	2,873	1,262	1,406	1,276

SCHEDULE III

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total				
						(dollars in thousands)						
Properties Held for Investment												
Apartments												
Anderson Estates, Oxford, MS	$ 966	$691	$ 2,683	$ 42	$—	$691	$ 2,725	$ 3,416	$ 206	2001	01/06	40 years
Blue Lake Villas II, Waxahachie, TX	4,021	287	4,451	—	—	287	4,451	4,738	116	2005	01/04	40 years
Blue Lake Villas, Waxahachie, TX	10,494	762	10,521	—	—	762	10,521	11,283	1,274	2002	01/02	40 years
Bolivar Estates, Bolivar City, MS	5,380	684	385	4,204	—	684	4,589	5,273	—	—	10/06	—
Breakwater Bay, Beaumont, TX	9,630	740	10,435	—	—	740	10,435	11,175	738	2003	05/03	40 years
Bridges On Kinsey, Tyler, TX	14,180	862	15,849	150	—	862	15,999	16,861	1,180	2005	02/04	40 years
Broadway Estates, Broadway City, MS	4,517	232	383	3,770	—	232	4,153	4,385	—	—	11/06	—
Capitol Hill, Little Rock, AR	9,222	932	8,875	1	—	932	8,876	9,808	754	2003	03/03	40 years
Castleglen, Garland, TX	—	760	—	—	—	760	—	760	—	—	10/06	—
Curtis Moore/Leflore, Greenwood, MS	1,725	847	5,774	47	—	847	5,821	6,668	470	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,322	921	12,888	—	(76)[1]	921	12,812	13,733	881	2005	01/04	40 years
David Jordan Phase 2, Greenwood, MS	633	277	1,521	165	—	277	1,686	1,963	108	1999	01/06	40 years
David Jordan Phase 3, Greenwood, MS	673	439	2,115	—	(2)	439	2,113	2,552	170	2003	01/06	40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Denham Springs, LA	893	1,353	—	60	—	1,353	60	1,413	—	—	—	40 years
Desoto Ranch, Desoto, TX	15,912	1,472	17,856	—	—	1,472	17,856	19,328	1,722	2002	05/02	40 years
Desoto Ridge, Desoto, TX	11,324	1,693	—	11,998	—	1,693	11,998	13,691	—	—	—	40 years
Dorado Ranch, TX	1,575	761	—	1,929	—	761	1,929	2,690	—	—	07/07	40 years
Fairway View Estates, El Paso, TX	4,454	657	1,532	3,415	(266)[1]	657	4,681	5,338	1,368	1977	03/99	40 years
Falcon Lakes, Arlington, TX	13,351	1,437	15,375	3	—	1,437	15,378	16,815	2,011	2001	10/01	40 years
Fountain Lake, Texas City, TX	2,882	861	2,585	20	(254)[1]	861	2,351	3,212	839	1975	12/94	5-40 years
Foxwoods Apartments, Memphis, TN	5,335	699	6,289	—	(1,673)	699	4,616	5,315	314	1977	05/98	5-40 years
Heather Creek, Mesquite, TX	11,757	1,100	12,241	—	—	1,100	12,241	13,341	1,101	2003	03/03	40 years
Kingsland Ranch, Houston, TX	22,187	1,188	23,387	238	136[1]	1,188	23,761	24,949	1,735	2005	03/03	5-40 years
Lago Vista, Farmers Branch, TX	12,044	2,694	—	13,738	3,646[6]	2,694	17,384	20,078	31	—	09/06	—
Laguna Vista, Farmers Branch, TX	17,612	288	6,638	12,921	1,660[5,3]	288	21,219	21,507	394	2006	12/04	—
Lake Forest, Houston, TX	12,444	335	13,708		(1)	335	13,707	14,042	799	2005	01/04	5-40 years
Lakeview @ Pecan Creek, TX	4,787	885	—	4,411	—	885	4,411	5,296	—	—	—	
Legends Of El Paso, El Paso, TX	15,108	1,318	4,009	11,973	1,132[5]	1,318	17,114	18,432	166	2006	07/05	—
Lincoln Estates, Carthage, MS	1,100	175	—	1,362	—	175	1,362	1,537	—	—	12/06	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Cost Capitalized Subsequent to Acquisition: Other capital accounts (eliminations)	Gross Amounts of Which Carried at End of Year: Land	Gross Amounts of Which Carried at End of Year: Building & Improvements	Gross Amounts of Which Carried at End of Year: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)							
Longfellow Arms, TX	10,987	1,352	4,633	6,699	—	1,352	11,332	12,684	39	—	—	40 years
Mansion of Mansfield, Mansfield, TX	5,184	977	—	4,642	—	977	4,642	5,619	—	—	—	40 years
Mariposa Villas, Dallas, TX	12,091	788	13,130	1	—	788	13,131	13,919	1,110	2002	01/02	40 years
Mason Park Apts, Houston, TX	10,354	2,225	554	11,657	—	2,225	12,211	14,436	—	—[5]	08/06	—
Mission Oaks, San Antonio, TX	13,570	—	12,073	4,023	—	—	16,096	16,096	213	—[5]	05/05	—
Monticello Estates, Monticello, AR	532	285	1,508	—	(74)	285	1,434	1,719	130	2002	01/06	40 years
Mountain Plaza, El Paso, TX	4,949	837	3,347	139	—	837	3,486	4,323	975	1972	01/98	5-40 years
Paramount Terrace, Amarillo, TX	3,035	340	3,061	—	—	340	3,061	3,401	700	1983	05/00	40 years
Parc @ Rogers, Rogers, AR	18,329	1,749	774	19,682	—	1,749	20,456	22,205	—	—[5]	04/04	—
Parc At Maumelle, Maumelle, AR	15,783	1,153	10,096	1,450	6,995[1,5]	1,153	18,541	19,694	210	—[5]	12/04	—
Parc At Metro Center Apartments, Nashville, TN	9,857	960	2,284	9,354	263[1,5]	960	11,901	12,861	118	—[5]	05/05	—
Park @ Clarksville, TN	12,717	571	24	13,696	—	571	13,720	14,291	—	—	—	40 years
Parkway Place, greenwood, MS	1,407	884	—	485	—	884	485	1,369	—	—	12/06	—
Pecan Pointe, Temple, TX	15,735	1,744	—	15,898	—	1,744	15,898	17,642	—	—[5]	10/06	—
Pioneer Crossing, Dallas, TX	1,515	614	—	200	—	614	200	814	—	—	03/06	—
Quail Oaks, Balch Springs, TX	2,496	90	2,160	152	(187)[1]	90	2,125	2,215	1,263	1982	02/87	5-40 years
River Oaks, Wiley, TX	9,591	590	11,768	—	—	590	11,768	12,358	2,412	2001	10/01	40 years
Riverwalk Phase 1, Greenville, MS	345	198	1,537	—	(24)	198	1,513	1,711	115	2000	01/06	40 years
Riverwalk Phase 2, Greenville, MS	1,317	414	4,029	—	(171)	414	3,858	4,272	302	2002	01/06	40 years

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total				
						(dollars in thousands)						
Sherman Northside of Travis, TX	950	1,301	—	778	—	1,301	778	2,079	—	—	10/07	40 years
Spy Glass, Mansfield, TX	15,693	1,376	15,963	—	—	1,376	15,963	17,339	1,831	2002	03/02	40 years
Stonebridge @ City Park, Houston, TX	14,256	1,545	14,883	—	—	1,545	14,883	16,428	939	2005	01/04	40 years
Sunflower Estates, Sunflower City, MS	4,383	221	365	3,680	—	221	4,045	4,266	—	—(5)	10/06	—
Treehouse, Irving, TX	5,482	312	2,807	—	—	312	2,807	3,119	246	1974	05/04	5-40 years
Verandas At City View, Fort Worth, TX	19,014	2,545	20,599	—	(1)	2,545	20,598	23,143	2,055	2001	09/01	40 years
Vistas At Pinnacle Park, Dallas, TX	18,713	1,750	19,820	—	—	1,750	19,820	21,570	1,701	2003	10/02	40 years
Vistas At Vance Jackson, San Antonio, TX	15,787	1,265	15,776	655	168(5)	1,265	16,599	17,864	905	2005	01/04	40 years
Wildflower Villas, Temple, TX	12,873	1,119	14,482	286	—	1,119	14,768	15,887	177	2005	04/04	40 years
Willow Creek, El Paso, TX	2,085	608	1,832	76	(156)(3)	608	1,752	2,360	649	1972	05/94	5-40 years
Windsong, Fort Worth, TX	10,520	790	11,526	—	—	790	11,526	12,316	1,109	2003	07/03	40 years
Yazoo Estates, Yazoo City, MS	4,212	219	—	3,851	31(5)	219	3,882	4,101	—	—(5)	10/06	—
Commercial												
1010 Commons, New Orleans, LA	15,650	2,113	15,010	21,510	(1,218)(1)	2,113	35,302	37,415	19,161	1971	03/98	5-40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total				
							(dollars in thousands)					
217 Rampart, New Orleans, LA	—	2,076	—	59	—	2,076	59	2,135	—	—	08/06	—
225 Baronne, New Orleans, LA	77	1,162	13,718	—	(5,521)	1,162	8,197	9,359	8,098	1960	03/98	5-40 years
305 Baronne, New Orleans, LA	4,000	211	1,903	320	—	211	2,223	2,434	63	1902	08/06	5-40 years
5360 Tulane, Atlanta, GA	344	95	514	141	(44)[1]	95	611	706	399	1970	11/97	5-40 years
600 Las Colinas, Irving, TX	38,330	5,751	51,759	4,832	—	5,751	56,591	62,342	3,786	1984	08/05	5-40 years
Addison Hanger I, Addison, TX	—	928	1,481	50	—	928	1,531	2,459	343	1992	12/99	5-40 years
Addison Hanger II, Addison, TX	—	—	1,150	253	—	—	1,403	1,403	974	2000	12/99	5-40 years
Amoco, New Orleans, LA	19,500	894	3,582	7,803	(1,149)[1]	894	10,236	11,130	6,275	1974	06/97	5-40 years
Bridgeview Plaza, LACrosse, WI	6,828	870	7,830	180	—	870	8,010	8,880	945	1979	03/03	5-40 years
Clarke Garage, New Orleans, LA	—	1,033	9,293	35	—	1,033	9,328	10,361	232	—	08/06	—
Cullman S/C, Cullman, AL	984	200	1,800	300	—	200	2,100	2,300	559	1979	03/03	5-40 years
Dunes Plaza, Michigan City, IN	3,559	1,230	5,430	1,631	—	1,230	7,061	8,291	3,394	1978	03/92	5-40 years
Encon, Fort Worth, TX	3,250	984	3,934		(731)	984	3,203	4,187	1,022	1958	10/97	5-40 years
Eton Square, Tulsa, OK	9,735	1,469	13,217	3,073	—	1,469	16,290	17,759	3,788	1985	09/99	5-40 years
Executive Court, Memphis, TN	—	197	1,773		(1,197)	197	576	773	131	1980	12/04	5-40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
One Hickory, Dallas, TX	9,098	1,221	10,993	11	—	1,221	11,004	12,225	435	1998	05/07	7-40 years
Park West 2, Dallas, TX	62,000	6,968	63,047	2,342	—	6,968	65,389	72,357	1,579	—	01/07	5-40 years
Park West, Dallas, TX	34,468	1,036	9,324	46,621	—	1,036	55,945	56,981	2,055	1984	04/05	5-40 years
Parkway North, Dallas, TX	3,339	1,173	4,692	1,935	—	1,173	6,627	7,800	2,348	1980	02/98	2-40 years
Signature, Dallas, TX	2,032	1,075	2,921	1,384	(1,272)[1]	1,075	3,033	4,108	982	1985	02/99	5-40 years
Space Center, San Antonio, TX	994	247	1,332	112	(131)[1]	247	1,313	1,560	928	1970	11/97	5-40 years
Two Hickoy, Dallas, TX	9,323	1,150	10,352	382	—	1,150	10,734	11,884	688	2000	01/05	5-40 years
Westgrove Air Plaza, Addison, TX	2,761	211	1,898	3,723	(3,391)[1]	211	2,230	2,441	1,078	1982	10/97	5-40 years
Willowbrook Village, Coldwater, MI	5,932	852	7,663	79	—	852	7,742	8,594	420	1991	10/05	5-40 years
Hotels												
Akademia, Wroclaw, Poland	28,731	2,184	17,187	2,803	63	2,184	20,053	22,237	3,916	2001	02/01	5-40 years
	761,225	89,502	630,334	267,430	(3,445)	89,502	894,319	983,821	97,175			
Land												
1013 Common St, New Orleans, LA	—	615	—	123	559	615	682	1,297	150	—	08/98	—
2301 Valley Branch (Stanley Tools), Farmers Branch, TX	1,980	4,253	—	—	—	4,253	—	4,253	—	—	02/04	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Alliance 52, Tarrant County, TX	1,610	2,656	—	—	—	2,656	—	2,656	—	—	05/05	—
Alliance 8, Tarrant County, TX	408	738	—	—	—	738	—	738	—	—	10/05	—
Alliance Airport Land, Tarrant County, TX	553	895	—	—	—	895	—	895	—	—	10/05	—
Audubon Terrace, Adams County, MS		519		340	—	519	340	859		—	03/07	—
Centura, Farmers Branch, TX	6,755	13,300	—	678	(1,810)[2]	13,300	(1,132)	12,168	—	—	12/02	—
Circle C Land, Austin, TX	30,239	26,259	1,614	4,796	—	26,259	6,410	32,669	—	—	03/06	—
Cooks Lane, Ft. Worth, TX	550	1,046	—	—	—	1,046	—	1,046	—	—	06/04	—
Creekside, Fort Worth, TX	715	2,201	—	—	—	2,201	—	2,201	—	—	07/06	—
Crowley, Fort Worth, TX	592	1,569	—	—	—	1,569	—	1,569	—	—	07/06	—
Dedeaux Road, Gulfport, MS	1,520	1,612	—	—	—	1,612	—	1,612	—	—	10/06	—
Denton Coonrod, Denton, TX	316	1,886	—	—	(991)	1,886	(991)	895	—	—	12/05	—
Denton Land, Denton, TX	197	2,234	—	—	(885)	2,234	(885)	1,349	—	—	12/05	—
Denton-Andrew C Land, Denton, TX	919	318	—	—	—	318	—	318	—	—	10/05	—
Desoto, Desoto, TX	579	2,651	—	—	(1,753)	2,651	(1,753)	898	—	—	10/04	—
Diplomat Drive, Farmers Branch, TX	770	1,775	—	—	—	1,775	—	1,775	—	—	12/06	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Cost Capitalized Subsequent to Acquisition: Improvements	Cost Capitalized Subsequent to Acquisition: Other capital accounts (eliminations)	Gross Amounts of Which Carried at End of Year: Land	Gross Amounts of Which Carried at End of Year: Building & Improvements	Gross Amounts of Which Carried at End of Year: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)							
Dominion, Dallas, TX	1,275	3,931	—	—	—	3,931	—	3,931	—	—	03/99	—
Ewing 8	10,752	15,952	—	53	—	15,952	53	16,005	—	—	12/06	—
Fiesta Mart, San Angelo, TX	—	44	—	—	—	44	—	44	—	—	01/93	—
Forney Land, Kaufman County, TX	2,171	4,119	—	56	—	4,119	56	4,175	—	—	06/06	—
Fruitland, Fruitland Park, FL	—	253	—	15	(229)(4)	253	(214)	39	9	—	05/92	—
Hines Meridian Land, Las Colinas, TX	4,000	8,490	—	—	(825)	8,490	(825)	7,665	—	—	05/07	—
Hollywood Casino, Farmers Branch, TX	2,220	16,987	—	115	(5,940)(4)	16,987	(5,825)	11,162	—	—	06/02	—
Houston CC, TX	—	—	—	20	(1)	—	19	19	—	—	—	—
Icon East Center Retail, Dallas, TX	18,168	26,120	—	3,685	(1,484)(6)	26,120	2,201	28,321	—	—	11/06	—
Icon Town Center Hotel, Dallas, TX	—	—	—	545	(28)(6)	—	517	517	—	—	11/06	—
Icon Town Center Office, Dallas, TX	—	—	—	570	(28)(1,6)	—	542	542	—	—	11/06	—
Icon Town Center Residential, Dallas, TX	—	—	—	816	(27)(1,6)	—	789	789	—	—	11/06	—
Jackson Convention Center, MS		3,848		—	—	3,848	—	3,848	—	—	07/07	—
Kaufman Cogen Land, Kaufman County, TX	3,033	6,109	—	—	—	6,109	—	6,109	—	—	12/05	—
Kaufman Taylor Land, Kaufman County, TX	253	486	—	—	—	486	—	486	—	—	11/05	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Keller Springs-Lofts, Addison, TX	2,711	732	—	4,045	(55)[6]	732	3,990	4,722	—	—	10/06	—
Kinwest, LAs Colinas, TX	1,580	1,819	—	870	(114)[6]	1,819	756	2,575	—	—	10/06	—
Lacy Longhorn, Farmers Branch, TX	1,866	4,474	—	—	—	4,474	—	4,474	—	—	06/04	—
Ladue/Walker, Farmers Branch, TX	8,738	21,500	—	—	—	21,500	—	21,500	—	—	09/06	—
Lakeshore Villas, Harris County, TX	—	84	—	—	—	84	—	84	—	—	03/02	—
Lamar Parmer/Limestone Ii, Austin, TX	—	1,999	—	564	—	1,999	564	2,563	—	—	01/00	—
Las Colinas Apts/Lofts, LAs Colinas, TX	2,688	—	—	3,764	(25)[6]	—	3,739	3,739	—	—	11/06	—
Las Colinas Condos, LAs Colinas, TX	—	—	—	291	(22)[6]	—	269	269	—	—	11/06	—
Las Colinas High Rise Apartments, LAs Colinas, TX	932	—	—	1,606	(11)[6]	—	1,595	1,595	—	—	11/06	—
Las Colinas High Rise Office, Dallas, TX	2,042	—	—	2,891	(19)[6]	—	2,872	2,872	—	—	11/06	—
Las Colinas Townhomes, LAs Colinas, TX	6,750	—	—	12,237	(8,262)[6]	—	3,975	3,975	—	—	11/06	—
Las Colinas, LAs Colinas, TX	821	995	—	5	—	995	5	1,000	—	—	01/96	—
LCLLP, Los Colinas, TX	7,532	4,950	—	26	(470)[4]	4,950	(444)	4,506	—	—	12/04	—
Lubbock, Lubbock, TX	—	234	—	—	—	234	—	234	—	—	01/04	—

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total				
							(dollars in thousands)					
Luna Road Land, Farmers Branch, TX	—	261	—	—	—	261	—	261	—	—	07/05	—
Mandahl Bay Land, Us Virgin Islands	3,147	14,660	—	277	(226)[4]	14,660	51	14,711	—	—	11/05	—
Manhattan, Farmers Branch, TX	7,000	11,186	—	8,398	(7,426)[1]	11,186	972	12,158	34	—	02/00	—
Mansfield Land, Mansfield, TX	337	1,520	—	—	(977)	1,520	(977)	543	—	—	09/05	—
Marine Creek, Ft. Worth, TX	1,699	2,923	—	244	—	2,923	244	3,167	—	—	06/02	—
Mason Park, Houston, TX	—	2,790	—	326	(1,188)[4]	2,790	(862)	1,928	—	—	06/02	—
Mckinney 36, Collin County, TX	3,995	2,203	—	—	(230)[1]	2,203	(230)	1,973	—	—	01/98	—
Mckinney Ranch Land, Collin County, TX	16,512	47,327	—	—	(23,439)[4]	47,327	(23,439)	23,888	—	—	12/05	—
Mercer Apts/Lakeside Lofts, Farmers Branch, TX	—	—	—	158	(26)[1,6]	—	132	132	—	—	11/06	—
Mercer Land Plan, Farmers Branch, TX	—	—	—	188	(6)	—	182	182	—	—	—	—
Mercer Town Homes, Farmers Branch, TX	—	—	—	94	14[1,6]	—	108	108	—	—	11/06	—
Mira Lago, Farmers Branch, TX	—	253	—	—	(179)	253	(179)	74	—	—	05/01	—
Nakash	—	113	—	—	—	113	—	113	—	—	01/93	—
Nashville, Nashville, TN	—	1,890	—	34	(994)[4]	1,890	(960)	930	—	—	06/02	—
Ocean Estates, Gulfport, MS		1,418		601	—	1,418	601	2,019		—	10/07	—

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Pac-Trust, Dallas, TX	1,237	1,232	—	2,868	(2,855)	1,232	13	1,245	—	—	10/01	—
Pantaze Land, Dallas, TX	—	275	—	15	—	275	15	290	—	—	11/05	—
Park Forest Townhomes, TX		—	—	730	(71)	—	659	659	—	—	—	—
Payne I & Ii, Los Colinas, TX	14,555	17,500	—	1,501	—	17,500	1,501	19,001	—	—	12/04	—
Plaza At Chase Oaks, Plano, TX	—	—	—	21	(2)[6]	—	19	19	—	—	11/06	—
Polo Estates At Bent Tree, Dallas, TX	3,000	4,003	—	1,183	(210)[6]	4,003	973	4,976	—	—	11/06	—
Polo Estates At Park Forest/Central, Dallas, TX	3,107	4,807	—	2,568	(647)[6]	4,807	1,921	6,728	—	—	11/06	—
Polo Estates Signature Place, Dallas, TX	—	—	—	375	(28)[6]	—	347	347	—	—	11/06	—
Pulaski, Pulaski County, AR	1,194	2,095	—	—	—	2,095	—	2,095	—	—	06/03	—
Ranchview, Irving, TX	—	—	—	15	(2)[6]	—	13	13	—	—	11/06	—
Ridgepointe Drive, Irving, TX	—	189	—	—	—	189	—	189	—	—	12/06	—
Seminary West, Fort Worth, TX	—	234	—	—	—	234	—	234	—	—	07/01	—
Senlac Land, Farmers Branch, TX	—	656	—	50	—	656	50	706	—	—	12/05	—
Senlac Vhp Land, Farmers Branch, TX	406	622	—	34	—	622	34	656	—	—	08/05	—
Sheffield Village, Grand Prairie, TX	975	1,643	—	—	—	1,643	—	1,643	—	—	09/03	—

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Southwood 1394 Land, Tallahassee, FL	748	1,209	—	—	—	1,209	—	1,209	—	—	02/06	—
Southwood Plantation, Tallahassee, FL	—	556	—	—	—	556	—	556	—	—	06/05	—
TCI 151 Waco Acres, TX	1,300	2,106	—	—	—	2,106	—	2,106	—	—	04/07	—
Union Pacific Railroad Land	—	837	—	—	—	837	—	837	—	—	03/04	—
Valley Ranch, Irving, TX	4,065	6,500	—	—	—	6,500	—	6,500	—	—	12/04	—
Valley View 20, Farmers Branch, TX	3,038	4,896	—	—	—	4,896	—	4,896	—	—	02/06	—
Valley View Comm Park, Farmers Branch, TX	235	1,111	—	—	—	1,111	—	1,111	—	—	05/06	—
W Lofts, Farmers Branch, TX	6,705	7,775	—	1,698	(300)[6]	7,775	1,398	9,173	—	—	11/06	—
Waco 42/Breezy, Waco, TX	375	557	—	—	—	557	—	557	—	—	05/06	—
Waco Swanson, Waco, TX	1,735	2,805	—	—	—	2,805	—	2,805	—	—	08/06	—
West End, Dallas, TX	4,500	11,405	—	—	(8,110)[4]	11,405	(8,110)	3,295	—	—	08/97	—
Whorton Land, Dallas, TX	3,333	4,530	—	—	(239)	4,530	(239)	4,291	—	—	07/05	—

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

Property/ Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total				
	(dollars in thousands)											
Willowick Land, Pensacola, FL		137	—	—	—	137	—	137	—	—		—
Wilmer 88 Land, Dallas, TX	2,083	668	—	5	—	668	5	673	—	—	08/05	—
	210,516	352,545	1,614	59,494	(69,561)	352,545	(8,453)	344,092	193			
Properties Held for Sale												
4400, Midland, TX	2,825	349	1,396	—	—	349	1,396	1,745	337	1981	04/98	40 years
Arbor Point, Odessa, TX	5,085	321	1,285	521	—	321	1,806	2,127	1,362	1975	08/96	5-40 years
Ashton Way, Midland, TX	2,600	384	1,536	52	—	384	1,588	1,972	453	1978	04/98	5-40 years
Autumn Chase, Midland, TX	2,398	141	1,265	—	—	141	1,265	1,406	245	1985	04/00	40 years
Bay Walk, Galveston, TX	5,127	679	5,720	—	—	679	5,720	6,399	789	1979	09/01	5-40 years
City Suites, Chicago, IL	7,210	950	3,847	1,161	—	950	5,008	5,958	2,067	1995	12/98	5-40 years
Courtyard, Midland, TX	3,440	151	1,359	—	—	151	1,359	1,510	227	1976	05/01	40 years
Coventry, Midland, TX	3,120	236	369	173	—	236	542	778	278	1977	08/96	5-40 years
Fairways, Longview, TX	2,444	548	4,530	120	(3,155)	548	1,495	2,043	633	1980	03/93	5-40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/ Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
						(dollars in thousands)						
Fountains Of Waterford, Midland, TX	5,919	311	852	1,538	—	311	2,390	2,701	1,738	1974	04/05	5-40 years
Hunters Glen, Midland, TX	4,460	519	2,075	321	—	519	2,396	2,915	840	1982	01/98	5-40 years
Island Bay, Galveston, TX	14,380	2,095	17,659	—	—	2,095	17,659	19,754	2,179	1973	09/01	5-40 years
Lexington Center, Colorado Springs, CO	3,534	1,103	4,413	733	—	1,103	5,146	6,249	1,765	1986	12/97	3-40 years
Limestone Canyon, Austin, TX	14,355	1,998	12,247	—	1,894[3]	1,998	14,141	16,139	2,650	1997	07/98	40 years
Limestone Ranch, Lewisville, TX	13,336	1,620	13,058	—	—	1,620	13,058	14,678	1,857	2001	05/01	40 years
Marina Landing, Galveston, TX	12,245	1,240	11,160	—	—	1,240	11,160	12,400	1,486	1985	09/01	40 years
Sendero Ridge, San Antonio, TX	23,900	2,635	26,725	—	(1,091)[1]	2,635	25,634	28,269	2,582	2001	11/01	40 years

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS INC.

REAL ESTATE ACCUMULATED DEPRECIATION
December 31, 2007

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts of Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Improvements	Other capital accounts (eliminations)	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
							(dollars in thousands)					
Southgate, Odessa, TX . . .	4,614	335	1,338	318	—	335	1,656	1,991	697	1976	08/96	5-40 years
Sunchase, Odessa, TX	7,325	742	2,842	458	—	742	3,300	4,042	1,156	1981	10/97	5-40 years
The Majestic, Chicago, IL . . .	5,936	572	2,287	1,691	—	572	3,978	4,550	1,887	1995	12/98	5-40 years
Thornwood, Odessa, TX . . .	3,323	190	1,706	—	—	190	1,706	1,896	21	—	06/07	5-40 years
Tivoli, Dallas, TX	11,180	1,355	12,592	1	—	1,355	12,593	13,948	1,623	2001	12/01	40 years
Westwood, Odessa, TX . . .	936	85	341	91	—	85	432	517	197	1977	08/96	5-40 years
Willows, Chicago, IL	5,105	945	3,779	1,799	—	945	5,578	6,523	2,448	1995	12/98	5-40 years
Woodview, Odessa, TX . . .	5,229	716	2,864	102	—	716	2,966	3,682	794	1974	05/98	5-40 years
	170,026	20,220	137,245	9,079	(2,352)	20,220	143,972	164,192	30,311			
	$1,141,767	$462,267	$769,193	$336,003	$(75,358)	$462,267	$1,029,838	$1,492,105	$127,679			

(1) Purchase accounting basis adjustment.
(2) Write-down of property to estimated net realizable value.
(3) Construction period interest and taxes.
(4) Sale or contribution of portion of property.
(5) Property under construction.
(6) Property acquired by TCI subsidiary for future development.

SCHEDULE III
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2007

	2007	2006	2005
	(dollars in thousands)		
Reconciliation of Real Estate			
Balance at January 1,	$1,222,997	$1,031,028	$ 863,815
Additions			
Acquisitions, improvements and construction	325,676	239,295	242,660
Deductions			
Sale of real estate	(52,882)	(45,942)	(72,027)
Asset impairments	(3,686)	(1,384)	(3,420)
Balance at December 31,	$1,492,105	$1,222,997	$1,031,028
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 109,581	$ 87,958	$ 85,287
Additions			
Depreciation	48,409	23,718	16,684
Deductions			
Sale of real estate	(30,311)	(2,095)	(14,013)
Balance at December 31,	$ 127,679	$ 109,581	$ 87,958

SCHEDULE IV

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGAGE LOAN RECEIVABLES ON REAL ESTATE
December 31, 2007

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
					(dollars in thousands)		
FIRST MORTGAGE LOANS							
400 St. Paul Secured by an office building in Dallas, TX. Includes LOC of $250,000.00	8.00	10/08	Monthly interest only payments.	$ —	$3,612*	$3,612	$—
Bolivar Homes, LLC	18.00	10/08	Upon maturity.	—	177	177	—
Yazoo Estates, LLC	18.00	10/08	Upon maturity.	—	177	177	—
Broadway Estates, LLC	18.00	10/08	Upon maturity.	—	166	166	—
Sunflower Estates, LLC	18.00	10/08	Upon maturity.	—	177	177	—
Parkway Place, LLC	18.00	10/08	Upon maturity.	—	100	100	—
Audubon Terrace, LLC	18.00	10/08	Upon maturity.	—	103	103	—
Lincoln Estates, LLC	18.00	10/08	Upon maturity.	—	95	95	—
WRAPAROUND MORTGAGE LOANS							
Pinemont Secured by an office building in Houston, TX.	10.40	07/08	Monthly principal and interest payments of $6,281	152	467	37	—
JUNIOR MORTGAGE LOANS							
Dallas Fund XVII Secured by an assignment of partnership interests and litigation proceeds.	9.00	Pending	Principle and Interest due at maturity.	—	4,303	4,174	—
Pioneer Development Secured by 33.33 acres of unimproved land in Travis County, TX.	10.00	10/08	Interest only payments start in November 2007.	12,000	2,386	2,407	—
Unified Housing of Chase Oaks 2nd lien on 22 acres of land in Collin County, TX.	4.00	Demand	Excess property cash flow payments.	—	341	341	—
OTHER							
BCM—K-Mart Cary Unsecured.	9.25	04/08	Monthly interest payments.	—	1,523	1,523	—
BCM—Texstar Warehouse Unsecured.	9.25	04/08	Monthly interest payments.	—	1,252	1,252	—
Garden Centura, L.P. Unsecured.	7.00	None	Excess property cash flow payments or property sales proceeds.	—	—	6,142	—

SCHEDULE IV
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGAGE LOAN RECEIVABLES ON REAL ESTATE
December 31, 2007

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal Amounts of Loans Subject To Delinquent Principal or Interest
					(dollars in thousands)		
UHF—Kensington 100% interest in UH of Kensington, LLC.	12.00	04/09	Excess property cash flow payments.	—	125	176	—
Today Forest Park Investments Unsecured.	0.00	None	Partnership distributions as available.	—	678	362	—
Apartment Development Services secured by 100% interest in partnership.	12.00	10/08	Principal and interest due at maturity.	—	300	1	—
Nakash	4.25	12/08	—	—	902	902	—
Gene E. Phillip	10.00	12/07	—	—	393	393	—
Starr Western, LLC.	8.00	04/08	—	—	840	840	—
Thornwood (ICC Surfwood)	9.00	07/09	—	—	1,638	1,638	—
Syntek Acquisition Corporation	0.00	12/07	—	—	3,354	3,354	—
MJS Realty	0.00	12/07	—	—	133	133	—
Atlantic Hotels, LLC.	7.00	12/09	—	—	3,279	3,279	—
Ocean Beach Partners, LP.	8.50	08/09	—	—	2,000	2,000	—
				$12,152	$28,521	$33,561	$—
Interest						6,002	
Allowance for estimated losses						(1,978)	
						$37,585	

(1) Carrying amount of these notes was converted to equity in the respective partnerships in the first quarter of 2007.

* Original note became non-performing in August 2005. In October 2006, the old note of $4.8 million was modified to $3.6 million and assumed by the new owner of the property.

SCHEDULE IV
(Continued)

TRANSCONTINENTAL REALTY INVESTORS, INC.

MORTGATE LOAN RECEIVABLES ON REAL ESTATE
December 31, 2007

	2007	2006	2005
Balance at January 1, 2007	$ 42,115	$ 67,437	$ 53,895
Additions			
New Mortgage Loans	27,960	10,894	30,155
Deductions			
Collection of principal	(55,176)	(32,262)	(16,613)
Mortgages eliminated from consolidation of partnerships	24,667	(3,954)	—
Discount on sale of note receivable	—	—	—
Balance at December 31, 2007	$ 39,566	$ 42,115	$ 67,437

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by management under the supervision and with the participation of the Principal Executive Officer and interim Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 as of December 31, 2006. Based upon that most recent evaluation, which was completed as of the end of the period covered by this Form 10-K, the Principal Executive Officer and interim Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at December 31, 2006 to ensure that information required to be disclosed in reports that the Company files submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission ("SEC") rules and forms. As a result of this evaluation, there were no significant changes in the Company's internal control over financial reporting during the three months ended December 31, 2006 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP, US") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of a company;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, US and that receipts and expenditures of a company are being made only in accordance with authorizations and management and directors of a company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determine to be effective can provide only reasonable assurance that information required to be disclosed in and reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and represented within the time periods required.

Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2007. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management of the Company believes that as of December 31, 2006, the internal control system over financial reporting met those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Registrant's internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of Transcontinental Realty Investors, Inc. ("TCI") are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or approved.

After December 31, 2003, a number of changes occurred in the composition of the Board of Directors of TCI, including the creation of certain Board committees, the adoption of Committee charters, the adoption of a Code of Ethics for Senior Financial Officers, and the adoption of Guidelines for Director Independence. Also, the composition of the members of the Board of Directors changed with the resignation of Earl D. Cecil (on February 29, 2004) as well as the election of independent directors, Ted R. Munselle and Sharon Hunt on February 20, 2004, and Robert A. Jakuszewski on November 22, 2005.

It is the Board's objective that a majority of the Board consists of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with TCI. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in TCI's "Corporate Governance Guidelines." The text of this document has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independent determination.

TCI has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at *http://www.transconrealty-invest.com.* We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at *http://www.transconrealty-invest.com.* You may also obtain a printed copy of the materials referred to by contacting us at the following address:

Transcontinental Realty Investors, Inc.
Attn: Investor Relations
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and Nominating and Corporate Governance Committees must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from TCI or any of its subsidiaries other than their director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of TCI or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current directors of TCI are listed below, together with their ages, terms of service, all positions and offices with TCI or its former advisor, BCM or Prime, which took over as contractual advisor for BCM on July 1, 2003, their principal occupations, business experience and directorships with other companies during the last five years or more. The designation "Affiliated", when used below with respect to a director, means that the director is an officer, director or employee of BCM, Prime or an officer of TCI or an officer or director of an affiliate of TCI. The designation "Independent", when used below with respect to a director, means that the director is neither an officer of TCI nor a director, officer or employee of BCM or Prime, although TCI may have certain business or professional relationships with such director as discussed in ITEM 13. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Certain Business Relationships."

TED P. STOKELY: Age 74, Director (Affiliated) (since April 1990) and Chairman of the Board (since January 1995).

General Manager (since January 1995) of ECF Senior Housing Corporation, a nonprofit corporation; General Manager (since January 1993) of Housing Assistance Foundation, Inc., a nonprofit corporation; Part-time unpaid consultant (since January 1993) and paid consultant (April 1992 to December 1992) of Eldercare Housing Foundation ("Eldercare"), a nonprofit corporation; General Manager (since April 2002) of Unified Housing Foundation, Inc., a nonprofit corporation; Director and Chairman of the Board of ARI (since November 2002); and Director (since April 1990) and Chairman of the Board (since January 1995) of IORI.

HENRY BUTLER: Age 57, Director (Affiliated) (since December 2001).

Broker—Land Sales (since July 2003) for Prime and 1992 to June 2003 for BCM; Owner/Operator (1989 to 1991) of Butler Interests, Inc.; Director (since July 2003) of ARI; and Director (December 2001 to July 2003) of IORI.

SHARON HUNT: Age 64, Director (Independent) (since February 2004).

Licensed Realtor in Dallas, Texas with Virginia Cook Realtors; President and Owner of Sharon's Pretzels, Inc. (until sold in 1997); Director (since 1991) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate; and Director (since February 2004) of ARI.

ROBERT A. JAKUSZEWSKI: Age 45, Director (Independent) (since November 2005)

Vice President—Sales and Marketing (since September 1998) of New Horizons Communications, Inc. Mr. Jakuszewski was a Consultant (January 1998 – September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski has been a director of IORI since March 16, 2004.

TED R. MUNSELLE: Age 52, Director (Independent) (since February 2004).

Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc; President (since December 2004) of Applied Educational Opportunities, LLC, an educational organization which has career training schools located in the cities of Richardson and Tyler, Texas; from December 2004 to August of 2007; Certified Public Accountant employed in the public accounting industry from 1977 until 1998 when he entered his current employment; Director (since February 2004) of ARI.

Board Committees

The Board of Directors held 11 meetings during 2007. For such year, no incumbent director attended fewer than 100% of the aggregate of (1) the total number of meetings held by the Board during the period for which he or she had been a director and (2) the total number of meetings held by all committees of the Board on which he or she served during the period that he served.

The Board of Directors has standing Audit, Compensation and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review TCI's operating and accounting procedures. A Charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004, and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc. and TCI's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Hunt. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the New York Stock Exchange. The Audit Committee met eight times during 2007.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of TCI's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004 and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Committee are Messrs. Munselle, Jakuszewski (Chairman) and Ms. Hunt. The Governance and Nominating Committee met one time during 2007.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (*www.transconrealty-invest.com*). The current members of the Compensation Committee are Ms. Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met two times during 2007.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Henry A. Butler			
Sharon Hunt	✓	✓	Chair
Robert A. Jakuszewski	✓	Chair	✓
Ted R. Munselle	Chair	✓	✓
Ted P. Stokley			

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In December 2007, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2007.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (*www.transcontrealty-invest.com*). Pursuant to the Guidelines, the Board undertook its annual review of director independence on February, 2007 and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and TCI and its subsidiaries and affiliates, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationship between directors or their affiliates and members of TCI's senior management or their affiliates. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all of whom are employed by Prime. None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Prime, BCM, other affiliated entities, other principal occupations, business experience and directorships with other publicly-held companies during the last five years or more are set forth below.

DANIEL J. MOOS, 57

President and Chief Operating Officer (effective April 2007) of ARI, TCI, IORI and (effective March 2007) of Prime; Senior Vice President and Business Line Manager for U.S. Bancorp (NYSE:USB) working out of their offices in Houston, Texas from 2003 to April 2007: Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than ten years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992-1996) and LDI Corporation which was a publicly traded computer equipment sales/ service and asset leasing company listed on the NASDAQ and headquartered in Cleveland, Ohio.

GENE S. BERTCHER, 59

Effective February 25, 2008, the Board of Directors of the Company appointed Gene S. Bertcher, Executive Vice President and Interim Chief Financial Officer of the Company. Mr. Bertcher is (and will continue to be)

President and Chief Financial Officer of Cabletel International Corporation (CIC"), a Nevada corporation which has its common stock listed on the American Stock Exchange LLC, a position he has occupied since November 1, 2004. From January 3, 2003 until November 1, 2004, Mr. Bertcher was also Chief Executive Officer of CIC. He has been a certified public accountant since 1973. Mr. Bertcher has been a director, November 1989 to September 1996 and since June 1999 of CIC. No family relationship exists between Mr. Bertcher and any director or executive officer of the Company.

LOUIS J. CORNA, 60

Executive Vice President—General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of the Company, ARI, IORI and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation.

ALFRED CROZIER, 55

Executive Vice President—Residential Construction (since November 2006) of ARI, TCI and IORI; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice president of Westchase Construction, Ltd of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995). Mr. Crozier is a licensed architect.

Effective February 15, 2008, Steven A. Abney resigned as Executive Vice President and Chief Financial Officer of the Company and ceased to be the principal financial and accounting officer of the Company. Mr. Abney held such positions since 2005 and had no disagreements with the Company on any matter relating to the Company's operations, policies or practices and departed as he had accepted employment with an unrelated entity.

Code of Ethics

TCI has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to TCI). In addition, TCI has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on TCI's internet website at *http://www.transconrealty-invest.com* and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, the directors, executive officers, and any persons holding more than ten percent of TCI's shares of Common Stock are required to report their share ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and TCI is required to report any failure to file by these dates. All of these filing requirements were satisfied by TCI's directors, executive officers, and ten percent holders during the fiscal year ending December 31, 2006. In making these statements, TCI has relied on the written representations of its incumbent directors and executive officers and its ten percent holders and copies of the reports they have filed with the Commission.

The Advisor

Although the Board of Directors is directly responsible for managing the affairs of TCI and for setting the policies which guide it, TCI's day-to-day operations are performed by Prime under the supervision of the Board. The duties of Prime include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities as well as financing and refinancing sources. Prime also serves as a consultant to the Board in connection with the business plan and investment decisions made by the Board.

BCM served as TCI's advisor from March 1989 to June 30, 2003. Effective July 1, 2003, BCM was replaced as contractual advisor to TCI by PAMI under the same terms as BCM's advisory agreement. PIAMI is owned by Realty Advisors, Inc. (80.0%) and Syntek West, Inc. (20.0%), related parties. Syntek West, Inc. is owned by Gene Phillips. Effective August 18, 2003, PAMI changed its name to Prime Income Asset Management, Inc., ("PIAMI"). On October 1, 2003, Prime, which is owned 100% by PIAMI, replaced PIAMI as the advisor to TCI. The duties of Prime include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources. Prime also serves as a consultant in connection with TCI's business plan and investment decisions made by the Board.

Prime is a company of which Messrs. Corna, Crozier, and Moos serve as executive officers. Prime is 80% owned by Realty Advisors, Inc. which is 100% owned by a trust for benefit of the children of Gene E. Phillips. Mr. Phillips is not an officer or director of Prime, but serves as a representative of the trust, is an officer of SWI, is involved in daily consultation with the officers of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Under the Advisory Agreement, Prime is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments, and Prime is required to report quarterly to the Board on TCI's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Prime by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the TCI stockholders; contains a broad standard governing Prime's liability for losses incurred by TCI; and contains guidelines for Prime's allocation of investment opportunities as among itself, TCI and other entities it advises.

The Advisory Agreement provides for Prime to be responsible for the day-to-day operations of TCI and to receive an advisory fee comprised of a gross asset fee of .0625% per month (.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves) and an annual net income fee equal to 7.5% of TCI's net income, after certain adjustments.

The Advisory Agreement also provides for Prime to receive an annual incentive sales fee equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by TCI during such fiscal year exceeds the sum of: (1) the cost of each such property as originally recorded in TCI's books for tax purposes (without deduction for depreciation, amortization or reserve for losses), (2) capital improvements made to such assets during the period owned, and (3) all closing costs, (including real estate commissions) incurred in the sale of such real estate; provided, however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year.

Additionally, pursuant to the Advisory Agreement Prime or an affiliate of Prime is to receive an acquisition commission for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of (1) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers or (2) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition. Prime does not receive such a commission on acquisitions from an affiliated or related party.

The Advisory Agreement requires Prime or any affiliate of Prime to pay to TCI, one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI; provided, however, that the compensation retained by Prime or any affiliate of Prime shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

The Advisory Agreement also provides that Prime or an affiliate of Prime is to receive a mortgage or loan acquisition fee with respect to the acquisition or purchase of any existing mortgage loan by TCI equal to the lesser of (1) 1.0% of the amount of the loan purchased or (2) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by TCI.

Under the Advisory Agreement, Prime or an affiliate of Prime also is to receive a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of (1) 1.0% of the amount of the loan or the amount refinanced or (2) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Prime or an affiliate of Prime without the approval of TCI's Board of Directors. No fee shall be paid on loan extensions.

The Advisory Agreement also provides that for all activities in connection with or related to construction for the Company and its subsidiaries, Prime shall receive a fee equal to 6% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals.

Under the Advisory Agreement, Prime receives reimbursement of certain expenses incurred by it in the performance of advisory services.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the Operating Expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value and net income of TCI during the fiscal year. Prime was required to refund $1.3 million of the 2003 advisory fee under this provision, and $2.4 million of the 2005 advisory fee under this provision. Prime was not required to refund any of the 2004 advisory fees to TCI.

Additionally, if management were to request that Prime render services to TCI other than those required by the Advisory Agreement, Prime or an affiliate of Prime separately would be compensated for such additional services on terms to be agreed upon from time to time. As discussed below, under "Property Management," TCI has hired Triad Realty Services, Ltd. ("Triad"), an affiliate of BCM, to provide property management services for TCI's properties. Also as discussed below, under "Real Estate Brokerage" TCI had engaged, on a non-exclusive basis, Regis Realty, Inc. ("Regis"), a related party, to perform brokerage services for TCI until December 2002. Beginning January 1, 2003, Regis Realty I LLC performs brokerage services for TCI.

Effective July 1, 2005, the Company and Prime entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Prime which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the Wall Street Journal Prime Rate plus 1% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement.

Prime may assign the Advisory Agreement only with the prior consent of TCI.

The managers and principal executive officers of Prime are set forth below.

Mickey N. Phillips:	Manager
Ryan T. Phillips:	Manager
Daniel J. Moos:	President and Chief Operating Officer
Louis J. Corna:	Executive Vice President—General Counsel, Executive Vice President—Tax, Secretary
Alfred Crozier:	Executive Vice President—Residential Construction

Mickey N. Phillips is Gene E. Phillips' brother and Ryan T. Phillips is Gene E. Phillips' son. Gene E. Phillips serves as a representative of the trust established for the benefit of his children, which indirectly owns Prime and, in such capacity, has substantial contact with the management of Prime and input with respect to its performance of advisory services to TCI.

Property Management

Since February 1, 1990, affiliates of BCM have provided property management services to TCI. Currently, Triad provides such property management services. Triad subcontracts with other entities for the provision of property-level management services to TCI. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of 24 of TCI's commercial properties to Regis I, which is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I also receives real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. Regis Hotel I, LLC, a related party, manages TCI's four hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Real Estate Brokerage

Regis I also provides real estate brokerage services to TCI (on a non-exclusive basis), and is entitled to receive a real estate commission for property purchases and sales in accordance with the following sliding scale of total fees to be paid: (1) maximum fee of 4.5% on the first $2.0 million of any purchase or sale transaction of which no more than 3.5% is to be paid to Regis I or affiliates; (2) maximum fee of 3.5% on transaction amounts between $2.0 million-$5.0 million of which no more than 3.0% is to be paid to Regis I or affiliates; (3) maximum fee of 2.5% on transaction amounts between $5.0 million-$10.0 million of which no more than 2.0% is to be paid to Regis I or affiliates; and (4) maximum fee of 2.0% on transaction amounts in excess of $10.0 million of which no more than 1.5% is to be paid to Regis I or affiliates.

ITEM 11. *EXECUTIVE COMPENSATION*

TCI has no employees, payroll or benefit plans and pays no compensation to its executive officers. The executive officers of TCI, who are also officers or employees of Prime, TCI's advisor, are compensated by Prime. Such executive officers perform a variety of services for Prime and the amount of their compensation is determined solely by Prime. Prime does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See ITEM 10. "DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT—The Advisor" for a more detailed discussion of the compensation payable to Prime.

The only remuneration paid by TCI is to the directors who are not officers or directors of Prime or its affiliated companies. The Independent Directors (1) review the business plan of TCI to determine that it is in the best interest of TCI's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of TCI and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired.

Each Independent Director receives compensation in the amount of $30,000 per year, plus reimbursement for expenses. The Chairman of the Board receives an additional fee of $3,000 per year. In addition, each Independent Director receives an additional $250 for each Audit Committee meeting attended, plus each Independent Director receives an additional fee of $1,000 per day for any special services rendered by him to TCI outside of his ordinary duties as director, plus reimbursement of expenses. During 2007, $123,000 was paid to the Independent Directors in total directors' fees for all services, including the annual fee for service during the period January 1, 2007 through December 31, 2007, and 2007 special service fees as follows: Henry A. Butler, $32,250; Sharon Hunt, $32,250; Robert A. Jakuszewski, $32,250; Ted R. Munselle, $32,250; and Ted P. Stokely, $33,000.

Director's Stock Option Plan

TCI established a Director's Stock Option Plan ("Director's Plan") for the purpose of attracting and retaining Directors who are not officers or employees of TCI or Prime or BCM. The Director's Plan provides for the grant of options that are exercisable at fair market value of TCI's Common Stock on the date of grant. The Director's Plan was approved by stockholders at their annual meeting on October 10, 2000, following which each then-serving Independent Director was granted options to purchase 5,000 shares of Common Stock of TCI. On January 1 of each year, each Independent Director receives options to purchase 5,000 shares of Common Stock. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or 10 years from the date of grant. The Director's Plan was terminated by the Board of Directors on December 15, 2005. As of March 24, 2008, options covering 40,000 shares of TCI Common Stock were outstanding.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of TCI's Common Stock, both beneficially and of record, both individually and in the aggregate, for those persons or entities known to be beneficial owners of more than 5.0% of the outstanding shares of Common Stock as of the close of business on March 24, 2008.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percent of Class[1]
American Realty Trust, Inc.[2] 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	5,278,149	65.28%
American Realty Investors, Inc.[2][3] 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	6,491,375	80.28%
EQK Holdings, Inc.[2] 1800 Valley View Lane Suite 300 Dallas, Texas 75234	5,278,149	65.28%
Transcontinental Realty Acquisition Corporation[3] 1800 Valley View Lane Suite 100 Dallas, Texas 75234	1,213,226	15.00%

(1) Percentage is based upon 8,086,267 shares of Common Stock outstanding at March 24, 2008.

(2) EQK Holdings, Inc. ("EQK") is a wholly-owned subsidiary of ART, which is a wholly-owned subsidiary of ARI.

(3) Transcontinental Realty Acquisition Corporation ("TRAC") is a wholly-owned subsidiary of ARI.

Security Ownership of Management.

The following table sets forth the ownership of TCI's Common Stock, both beneficially and of record, both individually and in the aggregate, for the directors and executive officers of TCI as of the close of business on March 24, 2008.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percent of Class[1]
Gene S. Bertcher	6,491,375[3]	80.28%
Henry A. Butler	6,491,375[3]	80.28%
Louis J. Corna	6,491,375[2]	80.28%
Sharon Hunt	6,496,375[3][5]	80.28%
Robert A. Jakuszewski	6,491,375[3]	80.28%
Ted Munselle	6,496,375[3][6]	80.28%
Ted P. Stokely	6,506,375[3][4]	80.31%
Alfred Crozier	6,506,375[2][3][4][5][6]	80.28%
All Directors and Executive Officers as a group (8 individuals)	6,506,375[2][3][4][5][6]	80.39%

(1) Percentage is based upon 8,086,267 shares of Common Stock outstanding at March 23, 2007 and 25,000 shares which may be issued under existing Director Stock Options.

(2) Includes 5,278,149 shares owned by EQK and 1,213,226 shares owned by TRAC. Each of the executive officers of TCI may be deemed to be beneficial owners of such shares by virtue of their positions as

executive officers of TCI and its subsidiaries, EQK and TRAC. The executive officers of TCI disclaim such beneficial ownership.

(3) Includes 5,278,149 shares owned by EQK and 1,213,226 shares owned by TRAC. Messrs. Butler, Stokely, Jakuszewski, and Munselle and Ms. Hunt may be deemed to be beneficial owners of such shares by virtue of their positions as directors of TCI. Messrs. Butler, Stokely, Jakuszewski, and Munselle and Ms. Hunt disclaim such beneficial ownership.

(4) Includes 15,000 shares which may be acquired by Mr. Stokely pursuant to the Director Stock Option Plan.

(5) Includes 5,000 shares which may be acquired by Ms. Hunt pursuant to the Director Stock Option Plan.

(6) Includes 5,000 shares which may be acquired by Mr. Munselle pursuant to the Director Stock Option Plan.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Certain Business Relationships

In February 1989, the Board of Directors voted to retain BCM as TCI's advisor. See ITEM 10. "DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT—The Advisor." Effective July 1, 2004, Prime replaced BCM as the contractual advisor to TCI. Prime is indirectly owned by a trust for the children of Gene E. Phillips. Mr. Phillips is not an officer or director of Prime, but serves as a representative of the trust, is involved in daily consultation with the officers of Prime and has significant influence over the conduct of Prime's business, including the rendering of advisory services and the making of investment decisions for itself and for TCI.

Affiliates of Prime provide property management services to TCI. Currently, Triad provides such property management services. Triad subcontracts the property-level management and leasing of 22 of TCI's commercial properties to Regis I and three of its four hotels to Regis Hotel I, LLC.

Regis I also provides real estate brokerage services for TCI, on a non-exclusive basis, and receives brokerage commissions in accordance with the brokerage agreement.

One of TCI's Directors (Robert Jakuszewski) also serves as a director of IORI; he owes fiduciary duties to IORI as well as to TCI under applicable law. At December 31, 2007, TCI owned approximately 24.8% of the outstanding common shares of IORI. Prime also serves as advisor to ARI. All of TCI's directors also serve as Directors of ARI. Messrs. Moos, Corna, Crozier, and Bertcher serve as executive officers of ARI, and IORI. Mr. Bertcher is also an officer, director and employee of CIC and as such owes fiduciary duties to CIC.

Related Party Transactions

Historically, TCI, ARI, IORI, and others have each engaged in and may continue to engage in business transactions, including real estate partnerships, with related parties. Related party transactions are not considered to be arms length and may not be considered to be beneficial to us.

Operating Relationships

TCI received rents of $2.2 Million in 2007, $846,000 in 2006 and $72,000 in 2005 from Prime and its affiliates for rents of TCI owned properties, including One Hickory, Two Hickory, ParkWest and Addison Hanger.

Property Transactions Update

As more fully described in ITEM 2. "PROPERTIES-Real Estate," TCI is a partner with IORI in Nakash Income Associates. TCI owns 345,728 shares of IORI's Common Stock, an approximate 24.0% interest. At December 31, 2006, TCI owned 746,972 shares of ARI common stock which were primarily purchased in open market transactions in 1990 and 1991 at a total cost of $1.6 million. The executive officers of TCI also serve as executive officers of ARI. Prime also serves as advisor to ARI and at March 23, 2007, ARI owned approximately 82.2% of TCI's outstanding Common Stock. At December 31, 2006, the market value of the ARI common shares owned by TCI was $6.0 million.

In November 2006, ARI purchased Windmill Farms, 3,035 acres in Kaufman County, Texas for $52.0 million. The purchase price was funded by $39.1 million debt and $10.0 million Preferred Stock of TCI. In connection with the purchase by ARI, TCI issued $10.0 million of Series D Preferred Stock to the sellers of the property. The transaction was recorded on the books of TCI as a reduction in the amount payable to affiliate of $10.0 million.

In August 2006, TCI purchased 99 acres in Farmers Branch, Texas known as the LaDue/Walker tract, from ARI for $21.5 million. The transaction was financed by assumption of $9.9 million note payable and an increase in the amount payable to affiliate of $11.2 million.

In May 2006, TCI acquired the 102,615 square feet One Hickory office building in Farmers Branch, Texas from IORI. The purchase price was paid by forgiveness of the $12.2 million note receivable from IORI.

In 2007, TCI paid Prime, its affiliates and related parties $13.5 million in advisory, incentive and and net income fees, $1.3 million in mortgage brokerage and equity refinancing fees, $3.77 million in property acquisition fees, $2.4 million in real estate brokerage commissions, $3.4 million in construction supervision fees and $2.24 million in property and construction management fees and leasing commissions, net of property management fees paid to subcontractors, other than affiliates of Prime. In addition, as provided in the Advisory Agreement, Prime received cost reimbursements of $3.4 million.

In addition, from time-to-time, TCI and its affiliates have made advances to each other, which generally have not had specific repayment terms and have been reflected in TCI's financial statements as other assets or other liabilities. At December 31, 2007, TCI had receivables of $185,000 from Regis Hotel Corporation. Also at December 31, 2007, TCI owed $2.6 million to Prime.

Restrictions on Related Party Transactions

Article Fourteen of TCI's Articles of Incorporation provides that TCI shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of TCI, (2) any director, officer or employee of the advisor, (3) the advisor or (4) any affiliate or associate (as such terms are defined in Rule12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by the Board of Directors or the appropriate committee thereof and (b) the Board of Directors or committee thereof determines that such contract or transaction is fair to TCI and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of TCI entitled to vote thereon. Article Fourteen defines an "Independent Director" as one who is neither an officer or employee of TCI nor a director, officer or employee of TCI's advisor.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets for the aggregate fees for professional services rendered to or for TCI by Farmer, Fuqua and Huff, L.P. and BDO Seidman, LLP for 2007 and 2006:

	2007		2006	
Type of Fee	Farmer Fuqua & Huff	BDO Seidman	Farmer Fuqua & Huff	BDO Seidman
Audit Fees	$304,242	$ —	$347,894	$ —
Audit Related Fees	1,755	—	1,755	—
Tax Fees	52,950	11,000	37,005	7,317
All Other Fees	—	937	—	—
Total	$358,947	$11,937	$386,654	$7,317

The audit fees for 2007 and 2006, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of TCI. Tax fees for 2007 and 2006, respectively, were for services related to federal and state tax compliance and advice.

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate TCI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All fees for 2005 and 2004 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SO Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. The purpose of the provisions of the SO Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SO Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers Pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and will approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. *EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENTS SCHEDULES*

(a) The following documents are filed as part of this Report:

1. *Consolidated Financial Statements*

   Reports of Independent Registered Public Accounting Firms

   Consolidated Balance Sheets—December 31, 2007 and 2006

   Consolidated Statements of Operations—Years Ended December 31, 2007, 2006, and 2005

   Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2007, 2006, and 2005

   Consolidated Statements of Cash Flows—Years Ended December 31, 2007, 2006, and 2005

   Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

   Schedule III—Real Estate and Accumulated Depreciation

   Schedule IV—Mortgage Loans on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the Consolidated Financial Statements or the Notes thereto.

3. *Incorporated Financial Statements*

   Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (incorporated by reference to Item 8 of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.

   Consolidated Financial Statements of American Realty Investors, Inc. (incorporated by reference to Item 8 of American Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007).

(b) *Exhibits*

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.
10.0	Advisory Agreement dated as of October 1, 2003, between Transcontinental Realty Investors, Inc. and Prime Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring October 1, 2003).
10.1	Inc. Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0*	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a)under the Securities and Exchange Act of 1934 as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934 as amended of Principal Financial and Accounting Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCONTINENTAL REALTY INVESTORS, INC.

Dated: March 31, 2008

By: /s/ GENE S BERTCHER

Gene S. Bertcher
Executive Vice President and
Interim Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ TED P. STOKELY **Ted P. Stokely**	Chairman of the Board and Director	March 31, 2008
/s/ HENRY A. BUTLER **Henry A. Butler**	Director	March 31, 2008
/s/ SHARON HUNT **Sharon Hunt**	Director	March 31, 2008
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 31, 2008
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 31, 2008
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2008
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Operating Officer (Principal Executive Officer)	March 31, 2008

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2007

Exhibit Number	Description
3.0	Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to Exhibit No. 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.1	Certificate of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., (incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 3, 1996).
3.2	Certificate of Amendment of Articles of Incorporation of Transcontinental Realty Investors, Inc., dated October 10, 2000 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc., setting forth the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, dated October 20, 1998 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
3.4	Certificate of Designation of Transcontinental Realty Investors, Inc., setting forth the Voting Powers, Designations, Preferences, Limitations, Restriction and Relative Rights of Series B Cumulative Convertible Preferred Stock, dated October 23, 2000 (incorporation by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.5	Certificate of Designation of Transcontinental Realty Investors, Inc., Setting for the Voting Powers, Designating, Preferences, Limitations, Restrictions and Relative Rights of Series C Cumulative Convertible Preferred Stock, dated September 28, 2001 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3.6	Articles of Amendment to the Articles of Incorporation of Transcontinental Realty Investors, Inc. Decreasing the Number of Authorized Shares of and Eliminating Series B Preferred Stock dated December 14, 2001 (incorporated by reference to Exhibit 3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
3.7	By-Laws of Transcontinental Realty Investors, Inc. (incorporated by reference to Exhibit No. 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
3.8	Certificate of designation of Transcontinental Realty Investors, Inc. setting forth the Voting Powers, Designations, Preferences Limitations, Restrictions and Relative rights of Series D Cumulative Preferred Stock filed August 14, 2006 with the Secretary of State of Nevada (incorporated by reference to Registrants current report on Form 8-K for event dated November 21, 2006 at Exhibit 3.8 thereof.
10.0	Advisory Agreement dated as of October 1, 2003, between Transcontinental Realty Investors, Inc. and Prime Income Asset Management LLC (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K for event occurring October 1, 2003).
10.1	Inc. Leman Development Ltd. and Kaufman Land Partners, Ltd. (incorporated by reference to Registrant's current report in Form 8-K dated November 21, 2006 at Exhibit 10.1 thereof.
14.0*	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
21.0*	Subsidiaries of the Registrant.
31.1*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Executive Officer.
31.2*	Certification Pursuant to Rule 13a-14(a) and 15d-14 under the Securities Exchange Act of 1934, as amended of Principal Financial and Accounting Officer
32.1*	Certification pursuant to 18 U.S.C. Section 1350.

* Filed herewith.

Exhibit 21.0

TRANSCONTINENTAL REALTY INVESTORS, INC.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of and partnership interests of Transcontinental Realty Investors, Inc., the percentage of ownership and the state or other jurisdiction of organization or incorporation (indention indicates immediate parent entity):

Name of Entity	Ownership	Jurisdiction
ART One Hickory Corporation	100.00%	Nevada
ART Two Hickory Corporation	100.00%	Nevada
Bridgeknight Holdings B.V.	100.00%	Br. Virgin Islands
Centura-Ewing, Inc.	100.00%	Nevada
Century Realty, Inc.	100.00%	Texas
Continental Common Lease, Inc.	100.00%	Louisiana
Continental Mortgage and Equity Investors, Inc.	100.00%	Nevada
Continental Baronne, Inc.	100.00%	Nevada
Continental Common, Inc.	100.00%	Nevada
Continental Durham Centre, Inc.	100.00%	Nevada
Continental Indcon Corporation	100.00%	Nevada
Continental Pines Corporation	100.00%	Nevada
Continental Poydras Corp.	100.00%	Nevada
Continental Promenade Corporation	100.00%	Nevada
Continental Signature, Inc.	100.00%	Nevada
Continental Somerset Corporation	100.00%	Nevada
Continental WOW, Inc.	100.00%	Nevada
Encon Warehouse, Inc.	100.00%	Nevada
EQK Bridgeview Plaza, Inc.	100.00%	Nevada
EQK Cullman, Inc.	100.00%	Nevada
Garden Centura, Inc.	100.00%	Nevada
Hartford Building Corporation	100.00%	Texas
Income Opportunity Realty Investors, Inc.	28.44%	Nevada
Mandahl Bay Holdings, Inc.	100.00%	US Virgin Islands
Midland Odessa Properties, Inc.	48.80%	California
South Cochran Corporation	100.00%	Nevada
South Toler, Inc.	100.00%	Texas
T Belmont, Inc.	100.00%	Nevada
T Blue Lake II, Inc.	100.00%	Nevada
T Blue Lakes, Inc.	100.00%	Nevada
T Breakwater, Inc.	100.00%	Nevada
T Brompton, Inc.	100.00%	Nevada
T Capitol Hill II, Inc.	100.00%	Nevada
T Capitol Hill, Inc.	100.00%	Nevada
T Castle Glen, Inc.	100.00%	Nevada
T City Park, Inc.	100.00%	Nevada
T Clarksville, Inc.	100.00%	Nevada
T Copperridge, Inc.	100.00%	Nevada
T Dakota Arms, Inc.	100.00%	Nevada
T Desoto Ridge, Inc.	100.00%	Nevada
T Desoto, Inc.	100.00%	Nevada
T Dorado Ranch, Inc.	100.00%	Nevada
T Echo Valley, Inc.	100.00%	Nevada
T Galleria Town Center, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
T Galleria West Hotel, Inc.	100.00%	Nevada
T Galleria West Lofts, Inc.	100.00%	Nevada
T Grand Prairie, Inc.	100.00%	Nevada
T Hackberry, Inc.	100.00%	Nevada
T Heather Creek, Inc.	100.00%	Nevada
T Keller Springs, Inc.	100.00%	Nevada
T Kingsland Ranch, Inc.	100.00%	Nevada
T Kinsey Bridges, Inc.	100.00%	Nevada
T Lago Vista West, Inc.	100.00%	Nevada
T Laguna, Inc.	100.00%	Nevada
T Lakeforest, Inc.	100.00%	Nevada
T LC Station, Inc.	100.00%	Nevada
T LC Village, Inc.	100.00%	Nevada
T Legend, Inc.	100.00%	Nevada
T Longfellow, Inc.	100.00%	Nevada
T Majestic, Inc.	100.00%	Nevada
T Mansions, Inc.	100.00%	Nevada
T Mason Park, Inc.	100.00%	Nevada
T Maumelle, Inc.	100.00%	Nevada
T Metro Center, Inc.	100.00%	Nevada
T Nashville, Inc.	100.00%	Nevada
T Park Central, Inc.	100.00%	Nevada
T Pecan Creek, Inc.	100.00%	Nevada
T Pecan Pointe, Inc.	100.00%	Nevada
T Pinnacle, Inc.	100.00%	Nevada
T Plum Creek, Inc.	100.00%	Nevada
T Polo Estates, Inc.	100.00%	Nevada
T Rogers, Inc.	100.00%	Nevada
T Sendero Ridge, Inc.	100.00%	Nevada
T Sorrento, Inc.	100.00%	Nevada
T Southwood 1295, Inc.	100.00%	Nevada
T Southwood 1394, Inc.	100.00%	Nevada
T Spanish Trail, Inc.	100.00%	Nevada
T Spyglass, Inc.	100.00%	Nevada
T Stonemason, Inc.	100.00%	Nevada
T Surf, Inc.	100.00%	Nevada
T Temple Villas, Inc.	100.00%	Nevada
T Travis, Inc.	100.00%	Nevada
T Vance Jackson, Inc.	100.00%	Nevada
T Windsong, Inc.	100.00%	Nevada
Tacco Universal Corporation	100.00%	Nevada
TCascades, Inc.	100.00%	Nevada
TCI 1013 Common, Inc.	100.00%	Nevada
TCI 109 Beltline, Inc.	100.00%	Nevada
TCI 151 Acres, Inc.	100.00%	Nevada
TCI 319 Acres, Inc.	100.00%	Nevada
TCI 600 Las Colinas, Inc.	100.00%	Nevada
TCI 9033 Wilshire Boulevard	100.00%	Nevada
TCI 989 Market Street, Inc.	100.00%	Nevada
TCI Anderson Estates, Inc.	100.00%	Nevada
TCI Asia Limted	100.00%	Br. Virgin Islands
TCI Audubon Terrace, Inc.	100.00%	Nevada
TCI Autumn Chase, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
TCI Baywalk Corp.	100.00%	Nevada
TCI Bentonville, Inc.	100.00%	Nevada
TCI Bluffs at Vista Ridge, Inc.	100.00%	Nevada
TCI Bolivar Homes, Inc.	100.00%	Nevada
TCI Breezy Acres, Inc.	100.00%	Nevada
TCI Broadway Estates, Inc.	100.00%	Nevada
TCI Centura, Inc.	100.00%	Nevada
TCI Circle C, Inc.	100.00%	Nevada
TCI Cocke Estates, Inc.	100.00%	Nevada
TCI Courtyard, Inc.	100.00%	Nevada
TCI Dedeaux Road, Inc.	100.00%	Nevada
TCI Delta Development, Inc.	100.00%	Nevada
TCI Denham Springs, Inc.	100.00%	Nevada
TCI DLJ II, Inc.	100.00%	Nevada
TCI DLJ III, Inc.	100.00%	Nevada
TCI European Investment, Inc.	100.00%	Nevada
TCI Falcon Point, Inc.	100.00%	Nevada
TCI Forum, Inc.	100.00%	Nevada
TCI Gautier, Inc.	100.00%	Nevada
TCI Harpers Ferry, Inc.	100.00%	Nevada
TCI Heritage Building, Inc.	100.00%	Nevada
TCI Hunters Glen, Inc.	100.00%	Nevada
TCI Island Bay Corp.	100.00%	Nevada
TCI Keller Hicks, Inc.	100.00%	Nevada
TCI Lafayette Land, Inc.	100.00%	Nevada
TCI LeFlore Estates, Inc.	100.00%	Nevada
TCI Lexington Corp.	100.00%	Nevada
TCI Limestone Vista Ridge, Inc.	100.00%	Nevada
TCI Lincoln Estates, Inc.	100.00%	Nevada
TCI Marina Landing Corp.	100.00%	Nevada
TCI McKinney 34, Inc.	100.00%	Nevada
TCI McKinney Ranch, Inc.	100.00%	Nevada
TCI Mercer Crossing, Inc.	100.00%	Nevada
TCI Montfort Plaza, Inc.	100.00%	Nevada
TCI Monticello Estates, Inc.	100.00%	Nevada
TCI Mountain Plaza, Inc.	100.00%	Nevada
TCI MS Investment, Inc.	100.00%	Mississippi
TCI NO Properties, Inc.	100.00%	Nevada
TCI Ocean Estates, Inc.	100.00%	Nevada
TCI Paramount Terrace, Inc.	100.00%	Nevada
TCI Park West I, Inc.	100.00%	Nevada
TCI Park West II, Inc.	100.00%	Nevada
TCI Park West Land, Inc.	100.00%	Nevada
TCI Parkway Place, Inc.	100.00%	Nevada
TCI Plantation, Inc.	100.00%	Nevada
TCI Riverwalk I, Inc.	100.00%	Nevada
TCI Riverwalk II, Inc.	100.00%	Nevada
TCI Sugar Mill, Inc.	100.00%	Nevada
TCI Sunflower Estates, Inc.	100.00%	Nevada
TCI Tivoli, Inc.	99.00%	Nevada
TCI Valley Ranch 20, Inc.	100.00%	Nevada
TCI West End, Inc.	100.00%	Nevada
TCI Westwood Square, Inc.	100.00%	Nevada

Name of Entity	Ownership	Jurisdiction
TCI Willowbrook Village, Inc.	100.00%	Nevada
TCI Woodsong, Inc.	100.00%	Nevada
TCI Yazoo Estates, Inc.	100.00%	Nevada
TFalcon, Inc.	100.00%	Nevada
Top Capital Partners, Inc.	100.00%	Nevada
Transcontinental 4400, Inc.	100.00%	Nevada
Transcontinental Atrium, Inc.	100.00%	Nevada
Transcontinental Cary, Inc.	100.00%	Nevada
Transcontinental Coventry Pointe, Inc.	100.00%	Nevada
Transcontinental Eldorado, Inc.	100.00%	Nevada
Transcontinental Lamar, Inc.	100.00%	Nevada
Transcontinental Limestone Canyon, Inc.	100.00%	Nevada
Transcontinental Remington, Inc.	100.00%	Nevada
Transcontinental Southgate, Inc.	100.00%	Nevada
Transcontinental Texstar, Inc.	100.00%	Nevada
Transcontinental Treehouse Corporation	100.00%	Nevada
Transcontinental Westgrove, Inc.	100.00%	Nevada
Verandas at Cityview Corp.	100.00%	Nevada
Warren Road Farm, Inc.	100.00%	Nevada
LLC Interests (including direct and indirect ownership through subsidiaries):		
Audubon Terrace Managing Member, LLC	50.00%	Nevada
Audubon Terrace, LLC	0.01%	Mississippi
Bolivar Homes Managing Member, LLC	50.00%	Nevada
Bolivar Homes, LLC	0.01%	Mississippi
Broadway Estates Managing Member, LLC	50.00%	Nevada
Broadway Estates, LLC	0.01%	Mississippi
Capital Center Holdings, LLC	50.00%	Mississippi
CCH Member, LLC	100.00%	Mississippi
David L. Jordan Apartments, Phase III, LLC	0.01%	Mississippi
GP Bluffs Vista Ridge, LLC	100.00%	Nevada
Holdings of ATI, LLC	33.33%	Delaware
JMJ Circle C East, LLC	100.00%	Texas
JMJ Circle C West, LLC	100.00%	Texas
JMJ Circle C, LLC	100.00%	Texas
LeFlore Estates, LLC	0.01%	Mississippi
Lincoln Estates Managing Member, LLC	50.00%	Nevada
Lincoln Estates, LLC	0.01%	Mississippi
Midland Residential Investment, LLC	100.00%	Nevada
MS Delt Development Group, LLC	50.00%	Texas
Parkway Place Managing Member, LLC	50.00%	Nevada
Parkway Place, LLC	0.01%	Mississippi
Riverwalk Apartments, Phase II, LLC	0.01%	Mississippi
Soledad Investments, LLC	100.00%	Nevada
Soledad Investors, LLC	50.00%	Nevada
Sunflower Estates Managing Member, LLC	50.00%	Nevada
Sunflower Estates, LLC	0.01%	Mississippi
T Townhome Investments, LLC	100.00%	Nevada

* A list of all subsidiaries of Income Opportunity Realty Investors (IOR) is filed as exhibit 21.1 to IOR's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 which was filed with the Commission on March 31, 2008 and is incorporated by reference herein.

** Transcontinental Realty Investors, Inc. owns 48.8%, American Realty Investors, Inc. owns 31.3% and Income Opportunity Realty Investors, Inc. owns 19.9%.

Name of Entity	Ownership	Jurisdiction
TCI Amoco Property, LLC	100.00%	Delaware
TCI Arbor Pointe, LLC	100.00%	Texas
TCI Fountains at Waterford, LLC	100.00%	Texas
TCI Meridian Acres, LLC	100.00%	Nevada
TCI Payne North Land, LLC	100.00%	Nevada
TCI Sunchase Apartments, LLC	100.00%	Texas
TCI Texas Properties, LLC	100.00%	Nevada
TCI Thornwood Apartments, LLC	100.00%	Texas
Three Hickory Center, LLC	100.00%	Nevada
Travis Ranch, LLC	100.00%	Nevada
Yazoo Estates Managing Member, LLC	50.00%	Nevada
Yazoo Estates, LLC	0.01%	Mississippi
Partnerships (including direct and indirect ownership through subsidiaries):		
288 City Park Apartments, LTD	99.00%	Texas
30 Castleglen Estates Apartments, LP	99.00%	Texas
35 Timberland Apts., LTD.	99.00%	Texas
Adams Properties Associates	0.01%	Georgia
Anderson Estates, LP	0.01%	Mississippi
Blue Lake Properties II, LTD	24.00%	Texas
Blue Lake Properties, LTD	99.00%	Texas
Bluffs at Vista Ridge, LTD	100.00%	Texas
Breakwater Bay, LTD	99.00%	Texas
BW Apartments, LP	49.00%	Texas
Capitol Hill Limited Partnership	99.00%	Arkansas
Cary Associates Limited Partnership	98.00%	North Carolina
Cascades Apartments, LTD	99.00%	Texas
Centura Tower, LTD	100.00%	Texas
Dakota Arms, LTD	99.00%	Texas
David L. Jordan Apartments Phase II, L.P.	0.01%	Mississippi
DeSoto Apartments, LTD	99.00%	Texas
Echo Valley Properties, LTD	99.00%	Texas
El Chaparral National Associates, LP	99.00%	Texas
El Paso Legends, LTD	24.00%	Texas
Falcon Lakes, LTD	99.00%	Texas
FW Verandas at City View, LTD	99.00%	Texas
Garden Centura, LP	5.00%	Texas
Garden Foxwood, LP	100.00%	Delaware
Heather Creek Apartments Mesquite, LTD	99.00%	Texas
Indcon, LP	1.00%	Georgia
Kinsey Bridges, LTD	99.00%	Texas
KLP Dorado Ranch Apartments, LP	99.00%	Texas
Laguna at Mira Lago, LTD	24.00%	Texas
Lake Forest AM, LTD	24.00%	Texas
Limestone Vista Ridge Apartments, LTD	100.00%	Texas
Longfellow Arms Apartments, LTD	24.00%	Texas
Loyal Windsong of Fort Worth, LTD	99.00%	Texas
Mansions of Mansfield Apartments, LTD	99.00%	Texas
Marina Landing, LP	49.00%	Texas
Mason Kingsland Apartments, LP	24.00%	Texas
Mason Park, LTD	99.00%	Texas
Metra Arbor Pointe, LP	14.64%	Delaware
Metra Brighton Court, LP	14.64%	Delaware

Name of Entity	Ownership	Jurisdiction
Metra Cross Pool 1, LP	14.64%	Delaware
Metra Cross Pool 2, LP	14.64%	Delaware
Metra Delmar Valley, LP	14.64%	Delaware
Metra Enclave, LP	14.64%	Delaware
Metra Fairway View, LP	14.64%	Delaware
Metra Fountain Lake, LP	14.64%	Delaware
Metra Harper's Ferry, LP	14.64%	Delaware
Metra Meridian, LP	14.64%	Delaware
Metra Quail Oaks, LP	14.64%	Delaware
Metra Sunchase, LP	14.64%	Delaware
Metra Westwood, LP	14.64%	Delaware
Metra Willow Creek, LP	14.64%	Delaware
Metra Wood Hollow, LP	14.64%	Delaware
Monticello Estates, LP	0.01%	Arkansas
Mountain Home Associates, LP	7.73%	New York
Nakash Income Associates	60.00%	Georgia
Northside on Travis, LTD	24.00%	Texas
Pacific Galveston Properties, LP	49.00%	Texas
Parc at Clarksville, LP	24.00%	Tennessee
Parc at Grand Prarie, LP	99.00%	Texas
Parc at Maumelle, LP	99.00%	Arkansas
Parc at Metro Center II, LP	24.00%	Tennessee
Parc at Metro Center, LP	99.00%	Tennessee
Parc at Rogers, LP	99.00%	Arkansas
Pecan Pointe, LTD	24.00%	Texas
Plum Creek Apartments, LTD	24.00%	Texas
Riverwalk Apartments, LP	0.01%	Mississippi
SA Spanish Trail, LTD	24.00%	Texas
Sendero Ridge, LTD	24.00%	Texas
Sherman on Travis, LTD	99.00%	Texas
Signature Athletic Limited Partnership	99.995%	Texas
Spyglass of Mansfield, LTD	99.00%	Texas
TCI Brandeis, LP	74.00%	Texas
TCI Eton Square, LP	90.00%	Texas
TCI Woodmont Group III, LP	75.00%	Texas
TCI Woodmont Group IV, LP	75.00%	Texas
TCI Woodmont Group V, LP	75.00%	Texas
TCI Woodmont Group VII, LP	75.00%	Texas
Tivoli Midway, LTD	99.00%	Texas
Vistas of Pinnacle Park, LTD	99.00%	Texas
Vistas of Vance Jackson, LTD	24.00%	Texas
Westgrove Air Plaza, LTD	100.00%	Texas
Wildflower Villas, LTD	24.00%	Texas
Woodmont TCI Group IX, LP	75.00%	Texas
Woodmont TCI Group VI, LP	99.00%	Texas
Woodmont TCI Group VIII, LP	75.00%	Texas
Woodmont TCI Group X, LP	75.00%	Texas
Woodmont TCI Group XI, LP	75.00%	Texas
Woodmont TCI Group XII, LP	75.00%	Texas
Woodmont TCI Group XIII, LP	75.00%	Texas
Woodmont TCI Group XIV, LP	75.00%	Texas

Exhibit 31.1

CERTIFICATION

I, Daniel J. Moos, certify that:

1. I have reviewed this annual report of TCI;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2008

/s/ DANIEL J. MOSS

Daniel J. Moss
President and Chief Operating Officer

Exhibit 31.2

CERTIFICATION

I, Gene S. Bertcher, certify that:

1. I have reviewed this annual report of TCI;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2008

By: /s/ GENE S BERTCHER

Gene S. Bertcher
Executive Vice President and
Interim Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Transcontinental Realty Investors, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2007 as filed with the Securities Exchange Commission on the date hereof (the "Report"), the undersigned Daniel J. Moos, President and Chief Operating Officer (Principal Executive Officer) and Gene S. Bertcher, Executive Vice President and Interim Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 31, 2008

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Operating Officer

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President and
Interim Chief Financial Officer

Shareholder Information

Board of Directors

Ted P. Stokely
Director (affiliated)
Chairman of the Board

Henry A. Butler
Director (affiliated)

Sharon Hunt
Director (independent)

Robert A. Jakuszewski
Director (independent)

Ted R. Munselle
Director (independent)

Executive Management Team

Daniel J. Moos
President and
Chief Operating Officer

Louis J. Corna
Executive Vice President -
and General Counsel

Al Crozier
Executive Vice President -
Residential Development

stock exchange

New York Stock Exchange
Ticker Symbol: TCI

independent registered public accountants

Farmer, Fuqua & Huff, P.C.
555 Republic Drive, Suite 490
Plano, TX 75074

advisor and affiliates

Transcontinental Realty Investors, Inc. ("TCI") is advised by Prime Income Asset Management, LLC ("Prime"). Prime provides executive and administrative services to the Company, as well as property management and financial services. At March 31, 2008, American Realty Investors, Inc. (NYSE:ARL) held approximately 82% of TCI's outstanding common shares.

investor relations

(800) 400-6407
investor.relations@primeasset.com

shareholder account information

Registered shareholder accounts, dividend payment and reinvestment and issuance of stock certificates are administered by the transfer agent and registrar, American Stock Transfer & Trust Company. Forms for most transactions and for address changes are available online at www.amstock.com under the Shareholder Services section.

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

(800) 937-5449, (718) 921-8200
email: info@amstock.com
Web site: www.amstock.com

headquarters

Transcontinental Realty Investors, Inc.
1800 Valley View Lane
Suite 300
Dallas, Texas 75234

executive certifications

The Company has included, as Exhibit 31 to its Annual Report on Form 10-K filed with the Securities Exchange Commission, certificates of the principal executive officer, principal financial officer and principal accounting officer of the Corporation regarding the quality of the Corporation's public disclosure. The Company has also submitted to the New York Stock Exchange, Inc. ("NYSE") a certificate of principal executive officer certifying that he is not aware of any violation by the Corporation of the NYSE Corporate Governance Listing Standards.

Transcontinental Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234

WWW.TRANSCONREALTY-INVEST.COM




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Corporate Governance

The Charters of our Audit Committee, Compensation Committee and Governance and Nominating Committee and the Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and Director Independence Standards are all available on our website under separate headings. The internet website address is www.transconrealty-invest.com. Also available free of charge to our website are our Annual Reports of Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission.